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Exhibit 99.3

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of March 8, 2019)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

  (1)
  Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company's website www.fairfax.ca.

  (2)
  Management analyzes and assesses the underlying insurance, reinsurance and run-off operations and the financial position of the consolidated group in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used historically and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies.

  (3)
  The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated.

  (4)
  The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years). These ratios are calculated from information disclosed in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2018 and are used by management for comparisons to historical underwriting results and to the underwriting results of competitors and the broader property and casualty industry.

  (5)
  The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the terms "total return swap expense" and "total return swap income" refer to the net dividends and interest paid and received respectively, related to the company's long and short equity and equity index total return swaps. Interest and dividends as presented in the consolidated statement of earnings includes total return swap expense or income.

  (6)
  The measures "pre-tax income before net gains (losses) on investments", "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are each shown separately in this MD&A to present more meaningfully the results of the company's investment management strategies. The two measures "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2018, and their sum is equal to "net gains on investments" as presented in the consolidated statement of earnings.

  (7)
  In this MD&A, "long equity exposures" and "short equity exposures" refer to long and short positions respectively, in equity and equity-related instruments held for investment purposes, and "net equity exposures" refers to the company's long equity exposures net of the company's short equity exposures.

  (8)
  Ratios included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those performance measures are used by the company to assess the amount of leverage employed in its operations. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's consolidated financial statements for the year ended December 31, 2018 and are explained in detail in note 24 (Financial Risk Management, under the heading of "Capital Management").

  (9)
  Average annual return on average equity is a performance measure calculated for a reporting segment as the cumulative net earnings for a specified period of time expressed as a percentage of average equity over the same period, using net earnings and equity amounts from segment operating results and segment balance sheets respectively.

  (10)
  Book value per basic share (also referred to as book value per share) is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.

  (11)
  Intercompany shareholdings of insurance and reinsurance affiliates are presented as "Investments in Fairfax insurance and reinsurance affiliates" and intercompany shareholdings of non-insurance affiliates are presented within "Portfolio investments" on the segmented balance sheets and carried at cost. Total intercompany shareholdings are presented as "Investments in Fairfax affiliates" within the "Capital" section of the segmented balance sheets.

  (12)
  References in this MD&A to the company's insurance and reinsurance operations do not include its run-off operations.

  (13)
  Adoption of the complete version of IFRS 9 Financial Instruments ("IFRS 9") on January 1, 2018 did not result in any changes to the company's accounting policies for items within the scope of IFRS 9, including financial assets, financial liabilities and hedges. Adoption of IFRS 15 Revenue from Contracts with Customers ("IFRS 15") did not have a significant impact on the company's consolidated financial statements. Comparative periods were not restated as permitted by the transition provisions of IFRS 9 and IFRS 15. For further details see note 3 (Summary of Significant Accounting Policies, under the heading "New accounting pronouncements adopted in 2018") in the company's consolidated financial statements for the year ended December 31, 2018.

Overview of Consolidated Performance

The insurance and reinsurance operations produced an underwriting profit of $318.3 and a combined ratio of 97.3% in 2018, compared to an underwriting loss of $641.5 and a combined ratio of 106.6% in 2017. The underwriting profit in 2018 principally reflected the impact of lower current period catastrophe losses and higher net favourable prior year reserve development. The insurance and reinsurance operations reported operating income (excluding net gains (losses) on investments) of $956.1 in 2018 compared to an operating loss of $215.7 in 2017, reflecting higher underwriting profit and higher interest income. Net premiums written by the insurance and reinsurance operations increased by 20.5% to $12,017.5 in 2018 (8.7% excluding the acquisitions of Allied World and of AIG branches in Latin America and Central and Eastern Europe, the sale of First Capital and other intercompany reinsurance transactions, all of which occurred during 2017 and 2018).

Net investment gains of $252.9 in 2018 principally reflected a net realized gain recorded on re-measurement of Quess ($889.9) upon its deconsolidation, net losses on common stocks and convertible bonds which arose primarily in the fourth quarter as a result of marking those positions to market and foreign currency net losses that resulted primarily from the strengthening of the U.S. dollar relative to the Indian rupee and euro. Net investment gains of $1,467.5 in 2017 principally reflected the net gain of $930.1 related to the reduction of the company's shareholding in ICICI Lombard. Interest and dividends increased to $783.5 in 2018 from $559.0 in 2017, primarily reflecting higher interest earned on increased holdings of short-dated U.S. treasury bonds and high quality corporate bonds, partially offset by lower interest earned on U.S. state and municipal bonds as a result of sales of such bonds during 2017 and

2018. At December 31, 2018 subsidiary cash and short term investments (other than those of Fairfax India and Fairfax Africa) of $6,761.8 accounted for 18.1% of portfolio investments.

Net earnings attributable to shareholders of Fairfax decreased to $376.0 in 2018 from $1,740.6 in 2017 primarily due to decreased net gains on investments, the non-recurring gain on sale of First Capital recognized in 2017 and increased net earnings attributable to non-controlling interests, partially offset by increased underwriting profit, interest and dividends and a lower provision for income taxes.

The company's consolidated total debt to total capital ratio increased to 27.2% at December 31, 2018 from 25.8% at December 31, 2017 primarily as a result of decreased total capital (reflecting decreased non-controlling interests and common shareholders' equity). Common shareholders' equity decreased to $11,779.3 ($432.46 per basic share) at December 31, 2018 from $12,475.6 ($449.55 per basic share) at December 31, 2017 (a decrease of 1.5%, adjusted for the $10.00 per common share dividend paid in the first quarter of 2018) primarily due to net unrealized foreign currency translation losses on foreign operations and associates, the payment of dividends on the company's common and preferred shares, the purchase of subordinate voting shares for use in share-based payment awards and for cancellation and other net changes in capitalization, partially offset by net earnings attributable to shareholders of Fairfax.

Maintaining its emphasis on financial soundness, the company held $1,557.2 of cash and investments at the holding company ($1,550.6 net of $6.6 of holding company short sale and derivative obligations) at December 31, 2018 compared to $2,368.4 ($2,356.9 net of $11.5 of holding company short sale and derivative obligations) at December 31, 2017.

Business Developments

    Acquisitions and Divestitures

The following narrative sets out the company's key business developments in 2018 and 2017 by reporting segment. Unless indicated otherwise, all completed acquisitions described in the following paragraphs resulted in a 100% ownership interest in the acquiree. For further details about these acquisitions and transactions (including definitions of terms set out in italics), refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018 or to the Components of Net Earnings section of this MD&A under the relevant reporting segment.

Brit

During 2018 the company increased its ownership interest in Brit to 88.9% from 72.5% at December 31, 2017.

Allied World

Pursuant to transactions on July 6, 2017 and August 17, 2017 the company acquired a 67.4% ownership interest in Allied World.

Fairfax Asia

On December 28, 2017 the company completed the sale of its 97.7% interest in First Capital to Mitsui Sumitomo.

On August 30, 2017 Pacific Insurance acquired Prudential Assurance Malaysia, a general insurer in Malaysia.

During 2017 the company reduced its equity interest in ICICI Lombard and commenced accounting for its remaining equity interest as a common stock at FVTPL.

Insurance and Reinsurance – Other

On January 31, 2018 the company completed the acquisition of the insurance operations of AIG in Uruguay.

During 2017 the company acquired certain insurance operations of AIG in Central and Eastern Europe and in Latin America.

Other

Restaurants and retail

On August 31, 2018 ownership of Sporting Life and Golf Town was reorganized under a new holding company in which the company has a 65.1% controlling equity interest.

On May 31, 2018 the company acquired Toys "R" Us Canada, a specialty retailer of toys and baby products.

On February 22, 2018 the company sold its 51.0% ownership interest in The Keg to Recipe. Recipe contemporaneously acquired the 49.0% non-controlling interest in The Keg.

On December 1, 2017 Recipe acquired Pickle Barrel, which operates restaurants and provides catering services in the province of Ontario, Canada.

Fairfax India

Subsequent to December 31, 2018

On September 17, 2018 Fairfax India entered into an agreement with Sanmar to exchange its holdings of Sanmar bonds for an additional 12.9% equity interest in Sanmar and cash. Closing of the transaction is expected to occur in the first half of 2019.

Years ended December 31, 2018 and 2017

On October 19, 2018 Fairfax India acquired a 36.4% effective equity interest in CS Bank, which offers banking services across India.

On May 16, 2018 Fairfax India increased its equity interest in Bangalore Airport to 54.0%.

On March 9, 2018 the company received 7,663,685 newly issued Fairfax India subordinate voting shares in settlement of a performance fee receivable recorded during the year ended December 31, 2017.

On March 14, 2017 Fairchem and Privi Organics merged under the Fairchem name.

On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight, which operates a container freight station at the Mundra Port in the Indian state of Gujarat.

On January 13, 2017 the company acquired an additional 12,340,500 subordinate voting shares of Fairfax India in a private placement.

Thomas Cook India

On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary.

On December 27, 2017 Quess acquired the facility management and catering business of Manipal. In November of 2017 Thomas Cook India sold a 5.4% interest in Quess. On August 18, 2017 Quess completed a private placement of common shares with institutional investors. These transactions collectively reduced the company's indirect ownership of Quess from 42.1% to 33.1%.

Other

Subsequent to December 31, 2018

On February 5, 2019 the shareholders of AGT, a supplier of pulses, staple foods and food ingredients, approved a management led take-private transaction which included the company in the buying group. Closing of the transaction is subject to receipt of certain regulatory approvals, is expected to occur in the first half of 2019, and will result in the company owning approximately 60% of the purchaser entity.

On January 4, 2019 Fairfax Africa increased its equity interest in CIG, a pan-African engineering infrastructure company, to 49.1%.

On November 26, 2018 Grivalia Properties announced a planned merger with Eurobank, a financial services provider in Greece. Closing of the transaction is subject to shareholder and regulatory approvals, is expected to occur in the second quarter of 2019, and will result in the company owning approximately 32% of the merged entity.

Years ended December 31, 2018 and 2017

On June 18, 2018 the company acquired an additional 4,100,000 subordinate voting shares of Fairfax Africa through Fairfax Africa's secondary public offering and a further 645,421 subordinate voting shares through open market purchases.

On March 7, 2018 the company acquired Dexterra, a Canadian infrastructure services company that provides asset management and operations solutions to industries and governments.

On July 4, 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.6%.

On February 17, 2017 the company acquired 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa, which was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

On January 26, 2017 the company invested in various securities of Mosaic Capital, including warrants that represent a potential voting interest of approximately 62%.

    Operating Environment

Insurance Environment

The property and casualty insurance and reinsurance industry is expected to report a moderate underwriting loss in 2018 due to tropical cyclone activity in the Atlantic and Pacific and wildfires on the U.S. west coast. 2018 marked an improvement over 2017, but the market remains challenging since deteriorating underwriting results relative to the past several years reflect the above average catastrophe losses, the expectation that the benefit from net favourable prior year reserve development may diminish somewhat, and the competitive market conditions that persist across many lines of business. Rising interest rates are starting to benefit the operating income reported by the industry, although investment results were challenged by weakness in the equity markets, notably in the fourth quarter of 2018. The combination of poor equity market performance and underwriting losses is expected to contribute to a slight decline in capital for the industry. Insurance pricing on property and casualty lines of business shows signs of firming as catastrophe losses have focused attention on pricing across all segments, some of which were being subsidized by property lines of business that were benefiting from lower than average recent catastrophe losses prior to 2017.

The reinsurance sector remains well capitalized despite the above average catastrophe losses in 2017 and 2018. Pricing on many reinsurance lines remains attractive: property catastrophe-exposed business has experienced rate increases for loss affected lines of business, non-loss affected lines of business are experiencing low single digit price increases, and non-catastrophe property and casualty reinsurance business is experiencing another year of flat or nominal price increases in contrast to price decreases in several prior years.

Sources of Income

Income for the most recent three years was comprised as follows:

	2018	2017	2016
Net premiums earned – Insurance and Reinsurance
Northbridge	1,119.2	1,019.7	908.8
Odyssey Group	2,755.4	2,333.4	2,074.1
Crum & Forster	1,960.9	1,852.8	1,769.5
Zenith National	804.3	811.6	807.3
Brit	1,479.7	1,536.9	1,399.3
Allied World(1)	2,286.8	1,028.7	–
Fairfax Asia	189.5	327.6	302.5
Other	1,065.6	790.6	437.2
Run-off	404.6	20.1	163.5

	12,066.0	9,721.4	7,862.2
Interest and dividends	783.5	559.0	555.2
Share of profit of associates	221.1	200.5	24.2
Net gains (losses) on investments(2)	252.9	1,467.5	(1,203.6)
Gain on sale of subsidiary(3)	–	1,018.6	–
Other revenue(4)	4,434.2	3,257.6	2,061.6

	17,757.7	16,224.6	9,299.6

(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(2)
Includes a net gain of $889.9 on the re-measurement of Quess upon its deconsolidation in 2018 and a net gain of $930.1 related to the reduction of the company's shareholding in ICICI Lombard in 2017.

(3)
Gain on sale of the company's 97.7% interest in First Capital on December 28, 2017.

(4)
Represents revenue earned by the Other reporting segment, which primarily comprises the revenue earned by Recipe (formerly Cara) and its subsidiaries The Keg, Pickle Barrel (acquired on December 1, 2017), St-Hubert and Original Joe's, Toys "R" Us Canada (acquired on May 31, 2018), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus, William Ashley, Thomas Cook India and its subsidiaries Quess (deconsolidated on March 1, 2018) and Sterling Resorts, Dexterra (acquired on March 7, 2018), Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), Mosaic Capital (consolidated on January 26, 2017), Pethealth, Boat Rocker, and Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics) and Saurashtra Freight (acquired on February 14, 2017).

The increase in income to $17,757.7 in 2018 from $16,224.6 in 2017 principally reflected higher net premiums earned (including the consolidation of a full year of net premiums earned by Allied World), other revenue and interest and dividends, partially offset by lower net gains on investments and the non-recurring net gain of $1,018.6 recognized on sale of the company's 97.7% interest in First Capital in 2017. Net investment gains of $252.9 in 2018 principally reflected a net realized gain recorded on re-measurement of Quess ($889.9) upon its deconsolidation, net losses on common stocks and convertible bonds which arose primarily in the fourth quarter as a result of marking those positions to market and foreign currency net losses that resulted primarily from the strengthening of the U.S. dollar relative to the Indian rupee and euro. Net investment gains of $1,467.5 in 2017 principally reflected the net gain of $930.1 related to the reduction of the company's shareholding in ICICI Lombard. Interest and dividends increased to $783.5 in 2018 from $559.0 in 2017, primarily reflecting higher interest earned on increased holdings of short-dated U.S. treasury bonds and high quality corporate bonds, partially offset by lower interest earned on U.S. state and municipal bonds as a result of sales of such bonds during 2017 and 2018. Share of profit of associates increased to $221.1 in 2018 from $200.5 in 2017, principally reflecting increased share of profit of Resolute and KWF LPs ($73.6 related to sales of investment property located in Dublin, Ireland) and contributions from Atlas Mara and Bangalore Airport (both acquired in 2017), partially offset by non-cash impairment charges related to Thai Re and Astarta, the absence of share of profit of ICICI Lombard in 2018, the increased share of loss of Farmers Edge and the share of loss of Astarta (compared to share of profit in 2017).

The increase in net premiums earned by the company's insurance and reinsurance operations in 2018 reflected the consolidation of a full year of net premiums earned by Allied World ($1,258.1 of incremental net premiums earned in 2018) and increases at Odyssey Group ($422.0, 18.1%), Insurance and Reinsurance – Other ($354.3, 44.8% excluding the impact of the Advent reinsurance transaction and including the consolidation of the $170.6 and $61.3 of incremental net premiums earned by Fairfax Latam and Colonnade Insurance related to the AIG branches in Latin America and Central and Eastern Europe respectively, described in the Insurance and Reinsurance – Other section of this MD&A), Brit ($117.2, 7.6% excluding the impact of the Brit reinsurance transaction described in the Brit section of this MD&A), Crum & Forster ($108.1, 5.8%) and Northbridge ($99.5, 9.8% including the favourable effect of foreign currency translation), partially offset by decreases at Fairfax Asia ($138.1, 42.2% reflecting the divestiture of First Capital on December 28, 2017) and Zenith National ($7.3, 0.9%). Net premiums earned at Run-off in 2018 principally reflected the impact of the RiverStone (UK) acquisition transactions, the Advent reinsurance transaction, the Brit reinsurance transaction and the Other 2018 reinsurance transactions described in the Run-off section of this MD&A.

The increase in income to $16,224.6 in 2017 from $9,299.6 in 2016 principally reflected increased net gains on investments, a gain of $1,018.6 on the sale of the company's 97.7% interest in First Capital, higher net premiums earned (including the consolidation of the net premiums earned by Allied World of $1,028.7), higher other revenue and increased share of profit of associates. The increase in net gains on investments principally reflected the net gain of $930.1 related to the reduction in the company's shareholding in ICICI Lombard in 2017, higher net gains on common stocks and lower net losses on short equity exposures, partially offset by higher net losses on U.S. treasury bond forward contracts. Interest and dividends increased modestly to $559.0 in 2017 from $555.2 in 2016, primarily reflecting lower total return swap expense, the consolidation of the interest and dividends of Allied World ($65.9) and increased interest income earned on cash equivalents and short term investments, partially offset by lower interest income earned as a result of sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017. Share of profit of associates of $200.5 in 2017 increased from $24.2 in 2016, primarily due to an increase in share of profit of Eurolife in 2017 and a non-cash impairment charge of $100.4 recognized on Resolute in 2016.

The increase in net premiums earned by the company's insurance and reinsurance operations in 2017 reflected the consolidation of the net premiums earned by Allied World ($1,028.7), increases at Insurance and Reinsurance – Other ($353.4, 80.8% inclusive of the consolidation of the $241.1, $68.5 and $23.7 of net premiums earned by Bryte Insurance, and Fairfax Latam and Colonnade Insurance related to the AIG branches in Latin America and Central and Eastern Europe respectively), Odyssey Group ($259.3, 12.5%), Brit ($137.6, 9.8%), Northbridge ($110.9, 12.2% including the favourable effect of foreign currency translation), Crum & Forster ($83.3, 4.7%), Fairfax Asia ($25.1, 8.3%) and Zenith National ($4.3, 0.5%). Net premiums earned at Run-off in 2016 principally reflected the impacts of the second quarter 2016 construction defect reinsurance transaction and the habitational casualty reinsurance transaction.

In order to better compare 2018 to 2017, the table which follows presents net premiums written by the company's insurance and reinsurance operations, excluding net premiums written related to companies acquired or divested during 2017 (comprised of Allied World (acquired July 6, 2017), First Capital (divested December 28, 2017) and various acquisitions within Insurance and Reinsurance – Other) and certain intercompany reinsurance transactions as described in the footnotes to the table.

	As adjusted
Net premiums written	2018	2017	% change year-over- year
Northbridge	1,173.6	1,064.9	10.2
Odyssey Group	2,897.8	2,495.9	16.1
Crum & Forster	1,977.8	1,863.4	6.1
Zenith National	789.2	837.4	(5.8)
Brit(1)	1,668.6	1,530.9	9.0
Fairfax Asia(2)	191.9	201.3	(4.7)
Other(3)(4)	806.0	753.7	6.9

Insurance and reinsurance operations	9,504.9	8,747.5	8.7

(1)
Excludes the impact of the Brit reinsurance transaction.

(2)
Excludes in 2017: First Capital, which was sold on December 28, 2017.

(3)
Excludes in 2018 and 2017: Fairfax Latam (comprised of the insurance operations acquired from AIG in Chile and Colombia (acquired July 31, 2017), Argentina (acquired September 30, 2017) and Uruguay (acquired January 31, 2018)) and the business and renewal rights of the insurance operations acquired from AIG in Central and Eastern Europe (Hungary, Czech Republic and Slovakia (acquired April 30, 2017), Bulgaria (acquired May 31, 2017), Poland (acquired June 30, 2017) and Romania (acquired October 31, 2017)). Also excluded from 2017 is the impact of the Bryte loss portfolio transfer. Refer to the Insurance and Reinsurance – Other section of this MD&A for additional details.

(4)
Excludes the impact of the Advent reinsurance transaction in 2018.

Northbridge's net premiums written increased by 10.2% in 2018 (increased by 10.1% in Canadian dollar terms), primarily due to strong retention of renewal business and price increases across the group.

Odyssey Group's net premiums written increased by 16.1% in 2018, primarily reflecting increases in all divisions with the majority of the increase related to U.S. Insurance (growth in U.S. crop and automobile insurance lines of business), North America (growth in accident and health and U.S. casualty treaty reinsurance lines of business) and EuroAsia (growth in commercial property and crop reinsurance lines of business), partially offset by increases in the cost to purchase catastrophe reinsurance in 2018.

Crum & Forster's net premiums written increased by 6.1% in 2018, primarily reflecting growth in accident and health, umbrella, commercial multi-peril and fidelity and surety lines of business and price increases (primarily related to the automobile, property and umbrella lines of business).

Zenith National's net premiums written decreased by 5.8% in 2018, primarily reflecting price decreases, partially offset by higher audit premiums (additional net premiums written based on exposure reported by the insured).

Brit's net premiums written (as adjusted) increased by 9.0% in 2018, primarily reflecting increased contribution from underwriting initiatives launched in recent years, price increases (principally in property lines of business) and premiums received in 2018 that were greater than prior years' premium estimates, partially offset by reductions in non-core lines of business through active portfolio management.

Net premiums written by Fairfax Asia (as adjusted) decreased by 4.7% in 2018, primarily reflecting increased use of reinsurance, partially offset by growth in commercial automobile and accident and health lines of business.

Net premiums written by the Insurance and Reinsurance – Other reporting segment (as adjusted) increased by 6.9% in 2018 principally reflecting increases at Colonnade Insurance, Group Re and Polish Re, partially offset by decreases at Advent.

Net gains (losses) on investments in 2018 and 2017 were comprised as shown in the following table:

	2018	2017
Common stocks	(386.2)	707.8
Preferred stocks – convertible	2.9	(1.6)
Bonds – convertible	(171.3)	233.1
Other equity derivatives(1)(2)	(42.3)	57.9
Gain on disposition of associates(3)(4)(5)	138.9	69.8
Gain on deconsolidation of non-insurance subsidiary(6)	889.9	–

Long equity exposures	431.9	1,067.0
Short equity exposures	(38.2)	(417.9)

Net equity exposures	393.7	649.1
Bonds	(38.4)	44.9
CPI-linked derivatives	(6.7)	(71.0)
U.S. treasury bond forwards	46.7	(153.2)
Other derivatives	19.9	(0.3)
Foreign currency	(131.8)	2.8
Gain on disposition of insurance and reinsurance associate(7)	–	930.1
Other	(30.5)	65.1

Net gains on investments	252.9	1,467.5

Net gains (losses) on bonds is comprised as follows:
Government bonds	(41.7)	24.2
U.S. states and municipalities	(40.5)	67.3
Corporate and other	43.8	(46.6)

	(38.4)	44.9

(1)
Other equity derivatives include long equity total return swaps, equity warrant forward contracts, equity warrants and call options.

(2)
Includes the Seaspan forward contracts described in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2018.

(3)
During 2018 Arbor Memorial Services Inc. ("Arbor Memorial") repurchased the company's equity interest for net proceeds of $179.2 (Cdn$235.4). Consequently the company recorded a pre-tax net realized gain on investment of $111.8.

(4)
During 2018 the company sold its equity accounted investment in an insurance brokerage for net proceeds of $58.8 (Cdn$76.3) and recorded a net realized gain of $17.6 (Cdn$22.7).

(5)
During 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.7% and commenced consolidating Grivalia Properties in the Other reporting segment. Accordingly, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and recorded a net realized gain of $51.3. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018.

(6)
During 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(7)
During 2017 the company sold a 24.3% equity interest in ICICI Lombard for net proceeds of $908.5 and recorded a net realized gain of $595.6. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified to common stock at FVTPL and re-measured to fair value for a net realized gain of $334.5. Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2017.

Net gains on long equity exposures in 2018 of $431.9 (2017 – $1,067.0) were primarily comprised of a net realized gain recorded on the re-measurement of Quess ($889.9), net gains on equity warrant forward contracts ($113.9) and a net realized gain on the disposition of Arbor Memorial ($111.8), partially offset by net losses on common stocks ($386.2) and convertible bonds ($171.3). The company's short equity exposures produced net losses in 2018 of $38.2 (2017 – $417.9). The company holds short equity total return swaps for investment purposes. In the fourth quarter of

2016 the company discontinued its economic equity hedging strategy and no longer regards short equity and equity index total return swaps as hedges of its equity and equity-related holdings. During 2018 the company closed out $565.8 notional amount of short equity and equity index total return swaps and recognized net losses on investments of $11.4 (inception-to-date realized losses of $248.2 of which $236.8 was recognized as unrealized losses in prior years). During 2017 the company closed out $1,202.9 notional amount of short equity total return swaps and recognized net losses on investments of $237.9 (inception-to-date realized losses of $553.1 of which $315.2 was recognized as unrealized losses in prior years).

Net losses on bonds in 2018 of $38.4 (2017 – net gains on bonds of $44.9) were primarily comprised of net losses on U.S. state and municipal bonds ($40.5) and U.S. treasury bonds ($38.6), partially offset by net gains on corporate and other bonds ($43.8).

During 2018 the company recorded net unrealized losses of $6.7 (2017 – $71.0) on its CPI-linked derivative contracts and did not enter into any new contracts. Net unrealized losses on CPI-linked derivative contracts typically reflect the market's expectation of increases in the values of the CPI indexes underlying those contracts at their respective maturities during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

Net losses on foreign currency in 2018 of $131.8 (2017 – net gains on foreign currency of $2.8) primarily reflected foreign currency net losses on investing activities of $171.3 (principally related to investments denominated in the euro and Indian rupee, both of which weakened against the U.S. dollar), partially offset by foreign currency net gains on underwriting activities of $31.6.

Other revenue increased to $4,434.2 in 2018 from $3,257.6 in 2017 principally reflecting increases at Thomas Cook India (an increase of $803.5 primarily reflecting the adoption of IFRS 15 as described in the subsequent paragraph) and Fairfax India (primarily reflecting growth in business volume at NCML and inclusion of the full year revenue of Fairchem which was consolidated following its merger with Privi Organics on March 14, 2017), the inclusion of the full year revenue of Mosaic Capital and Grivalia Properties, and the consolidation of Dexterra (on March 7, 2018) and Toys "R" Us Canada (on May 31, 2018), partially offset by decreases at Quess (primarily reflecting its deconsolidation on March 1, 2018).

IFRS 15 Revenue from Contracts with Customers introduced a single model for recognizing revenue from contracts with customers that replaced the previous revenue recognition guidance in IAS 18 Revenue and various related standards and interpretations. The company adopted IFRS 15 on January 1, 2018 and did not restate comparative periods as permitted by IFRS 15's transition provisions. Upon adoption of IFRS 15, Thomas Cook India determined that it should report in other revenue the gross receipts from certain of its travel related businesses, and the associated cost of sales in other expenses. This change in revenue recognition increased Thomas Cook India's reported revenue and cost of sales by $770.1 for the year ended December 31, 2018, with no impact on net earnings. Prior to the adoption of IFRS 15, Thomas Cook India only reported the net commissions earned on this business as other revenue.

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2018, the United States, Canada, International and Asia accounted for 61.9%, 10.8%, 19.7% and 7.6% respectively, of net premiums earned by geographic region in 2018, compared to 63.2%, 12.3%, 16.0% and 8.5% respectively, in 2017.

United States

Net premiums earned in the United States geographic region increased by 21.4% from $6,148.7 in 2017 to $7,466.8 in 2018 primarily reflecting the inclusion of the full year net premiums earned by Allied World which was acquired in 2017 ($1,671.9 in 2018 compared to $773.7 in 2017) and increases at Odyssey Group (growth in the property and casualty reinsurance lines of business and the commercial automobile, casualty and crop insurance lines of business), Crum & Forster (growth in accident and health and commercial transportation lines of business) and Brit (organic growth and new initiatives).

Canada

Net premiums earned in the Canada geographic region increased by 9.2% from $1,196.8 in 2017 to $1,306.9 in 2018 primarily reflecting an increase at Northbridge (strong retention of renewal business and price increases across the group).

International

Net premiums earned in the International geographic region increased by 52.9% from $1,553.2 in 2017 to $2,375.3 in 2018 primarily reflecting the fourth quarter of 2018 reinsurance transactions at Run-off, the inclusion of the full year net premiums earned by companies acquired in 2017 including Allied World ($331.8 in 2018 compared to $146.3 in 2017), Fairfax Latam ($239.1 in 2018 compared to $68.5 in 2017) and Colonnade Insurance related to the business and renewal rights acquired from AIG in Central and Eastern Europe ($85.0 in 2018 compared to $23.7 in 2017), and the impact on Group Re in 2018 of the third party adverse development cover. The fourth quarter of 2018 reinsurance transactions and the third party adverse development cover are described in more detail in the Run-off and Insurance and Reinsurance – Other sections respectively of this MD&A.

Asia

Net premiums earned in the Asia geographic region increased by 11.5% from $822.7 in 2017 to $917.0 in 2018 primarily as a result of the inclusion of the full year net premiums earned by Allied World which was acquired in 2017 ($254.9 in 2018 compared to $88.2 in 2017) and an increase at Odyssey Group (growth in property and crop reinsurance lines of business), partially offset by the impact of the sale of First Capital on December 28, 2017.

Sources of Net Earnings

The table below presents the sources of the company's net earnings for the years ended December 31, 2018, 2017 and 2016, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. In that table, combined ratios and underwriting results for each of the insurance and reinsurance segments is shown separately. Operating income as presented for the insurance and reinsurance segments, and the Run-off and Other reporting segments, includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments is disaggregated into net realized gains (losses) on investments and net change in unrealized gains (losses) on investments to present more meaningfully the results of the company's investment management strategies.

	2018	2017	2016
Combined ratios – Insurance and Reinsurance
Northbridge	95.8%	99.1%	94.9%
Odyssey Group	93.4%	97.4%	88.7%
Crum & Forster	98.3%	99.8%	98.2%
Zenith National	82.6%	85.6%	79.7%
Brit	105.2%	113.1%	97.9%
Allied World(1)	98.1%	157.0%	–%
Fairfax Asia	99.8%	88.4%	86.4%
Other	104.6%	110.2%	93.7%

Consolidated	97.3%	106.6%	92.5%

Sources of net earnings
Underwriting – Insurance and Reinsurance
Northbridge	47.0	9.0	46.3
Odyssey Group	181.1	60.0	235.2
Crum & Forster	32.6	3.2	32.4
Zenith National	140.2	117.2	164.1
Brit	(77.0)	(201.9)	29.1
Allied World(1)	42.9	(586.6)	–
Fairfax Asia	0.4	38.2	41.1
Other	(48.9)	(80.6)	27.7

Underwriting profit (loss) – Insurance and Reinsurance	318.3	(641.5)	575.9
Interest and dividends – Insurance and Reinsurance	544.1	402.3	410.0
Share of profit of associates – Insurance and Reinsurance	93.7	23.5	53.3

Operating income (loss) – Insurance and Reinsurance	956.1	(215.7)	1,039.2
Operating loss – Run-off	(197.9)	(184.6)	(149.4)
Operating income – Other reporting segment	380.3	212.1	133.5
Interest expense	(347.1)	(331.2)	(242.8)
Corporate overhead and other	(182.2)	56.5	(131.2)
Gain on sale of subsidiary(2)	–	1,018.6	–

Pre-tax income before net gains (losses) on investments	609.2	555.7	649.3
Net realized gains (losses) on investments	1,174.9	723.4	(2,071.4)

Pre-tax income (loss) including net realized gains (losses) on investments	1,784.1	1,279.1	(1,422.1)
Net change in unrealized gains (losses) on investments	(922.0)	744.1	867.8

Pre-tax income (loss)	862.1	2,023.2	(554.3)
Income taxes	(44.2)	(408.3)	159.6

Net earnings (loss)	817.9	1,614.9	(394.7)

Attributable to:
Shareholders of Fairfax	376.0	1,740.6	(512.5)
Non-controlling interests	441.9	(125.7)	117.8

	817.9	1,614.9	(394.7)

Net earnings (loss) per share	$12.03	$66.74	$(24.18)
Net earnings (loss) per diluted share	$11.65	$64.98	$(24.18)
Cash dividends paid per share	$10.00	$10.00	$10.00
(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(2)
Gain on sale of the company's 97.7% interest in First Capital on December 28, 2017.

The company's insurance and reinsurance operations produced an underwriting profit of $318.3 (combined ratio of 97.3%) in 2018 compared to an underwriting loss of $641.5 (combined ratio of 106.6%) in 2017. The decrease in the combined ratio in 2018 principally reflected the impact of lower current period catastrophe losses and higher net favourable prior year reserve development.

Net favourable prior year reserve development of $789.0 (6.8 combined ratio points) in 2018 increased from $491.7 (5.1 combined ratio points) in 2017 and was comprised as follows:

	2018	2017
Insurance and Reinsurance
Northbridge	(106.7)	(93.5)
Odyssey Group	(345.7)	(288.1)
Crum & Forster	(3.9)	(10.2)
Zenith National	(85.3)	(76.4)
Brit	(99.3)	(9.5)
Allied World(1)	(96.6)	71.9
Fairfax Asia	(24.4)	(52.3)
Other	(27.1)	(33.6)

Net favourable development	(789.0)	(491.7)

(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

Current period catastrophe losses of $752.3 (6.5 combined ratio points) in 2018 decreased from $1,330.4 (13.7 combined ratio points) in 2017 and were comprised as follows:

	2018			2017
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
California wildfires(2)	232.7	2.0		185.4	1.9
Hurricane Michael	137.8	1.2		–	–
Typhoon Jebi	102.0	0.9		–	–
Hurricane Florence	69.0	0.6		–	–
Hurricane Irma	–	–		372.0	3.8
Hurricane Maria	–	–		281.7	2.9
Hurricane Harvey	–	–		252.4	2.6
Mexico earthquakes	–	–		24.1	0.2
Other	210.8	1.8		214.8	2.3

	752.3	6.5	points	1,330.4	13.7	points

(1)
Net of reinstatement premiums.

(2)
California wildfires include the Woolsey and Camp wildfires in 2018 and the October Northern California and December Southern California wildfires in 2017.

The following table presents the components of the company's combined ratios for the years ended December 31:

	2018	2017
Underwriting profit (loss) – Insurance and Reinsurance	318.3	(641.5)

Loss & LAE – accident year	69.5%	77.4%
Commissions	17.4%	16.9%
Underwriting expense	17.2%	17.4%

Combined ratio – accident year	104.1%	111.7%
Net favourable development	(6.8)%	(5.1)%

Combined ratio – calendar year	97.3%	106.6%

The commission expense ratio increased to 17.4% in 2018 from 16.9% in 2017, primarily reflecting the impact of intercompany reinsurance transactions in 2018 that added 0.4% to the commission expense ratio (the Brit reinsurance transaction and Advent reinsurance transaction reduced net premiums earned) and an increase in the commission expense ratio at Fairfax Asia (primarily due to decreased profit commission on reinsurance ceded following the divestiture of First Capital), partially offset by the impact of the consolidation of Allied World (Allied World's commission expense ratio, which was generally lower than that of Fairfax's other operating companies, was included for the full year in 2018 compared to approximately six months in 2017).

The underwriting expense ratio decreased to 17.2% in 2018 from 17.4% in 2017, primarily reflecting the impact of the consolidation of Allied World (Allied World's underwriting expense ratio, which was generally lower than that of Fairfax's other operating companies, was included for the full year in 2018 compared to approximately six months in 2017) and improvements at Odyssey Group (primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses), partially offset by the higher underwriting expense ratio of Fairfax Latam (primarily related to the timing difference between net premiums written that are earned over the coverage period and underwriting expenses that are recognized when incurred) and the impact of intercompany reinsurance transactions in 2018 that added 0.3% to the underwriting expense ratio (the Brit reinsurance transaction and Advent reinsurance transaction reduced net premiums earned).

Underwriting expenses in 2018 increased by $82.5 or 5.9% (excluding underwriting expenses of Allied World and Fairfax Latam in 2018 and 2017), primarily reflecting increases at Odyssey Group, Crum & Forster and Brit commensurate with increased business volumes and Colonnade Insurance reflecting start-up costs associated with its operations, partially offset by decreases at Fairfax Asia (primarily reflecting lower underwriting expenses following the divestiture of First Capital on December 28, 2017).

Operating expenses as presented in the consolidated statement of earnings increased to $2,444.7 in 2018 from $2,049.5 in 2017, primarily reflecting increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraphs (including the year-over-year impact of the consolidation of the operating expenses of Allied World and Fairfax Latam of $175.1 and $62.8 respectively), increased subsidiary holding companies' corporate overhead and higher operating expenses at Run-off. Fairfax corporate overhead in 2018 included the benefit of $20.0 related to the settlement of a lawsuit.

Other expenses as presented in the consolidated statement of earnings increased to $4,229.4 in 2018 from $3,024.6 in 2017 principally reflecting increases at Thomas Cook India (an increase of $809.5 primarily reflecting the adoption of IFRS 15 as described in the Sources of Income section of this MD&A) and Fairfax India (primarily reflecting growth in business volume at NCML and the inclusion of the full year expenses of Fairchem which was consolidated following its merger with Privi Organics on March 14, 2017), the inclusion of the full year expenses of Mosaic Capital and Grivalia Properties, and the consolidation of Dexterra (on March 7, 2018) and Toys "R" Us Canada (on May 31, 2018), partially offset by decreases at Quess (primarily reflecting its deconsolidation on March 1, 2018). Other expenses also included loss on repurchase of long term debt of $58.9 in 2018 compared to $28.6 in 2017.

The company reported net earnings attributable to shareholders of Fairfax of $376.0 (net earnings of $12.03 per basic share and $11.65 per diluted share) in 2018 compared to net earnings attributable to shareholders of Fairfax of $1,740.6 (net earnings of $66.74 per basic share and $64.98 per diluted share) in 2017. The year-over-year decrease in profitability in 2018 primarily reflected decreased net gains on investments, the non-recurring gain on sale of a subsidiary recognized in 2017 and increased net earnings attributable to non-controlling interests, partially offset by increases in underwriting profit, interest and dividends and a lower provision for income taxes.

Common shareholders' equity decreased from $12,475.6 at December 31, 2017 to $11,779.3 at December 31, 2018 primarily reflecting other comprehensive loss ($310.5, comprised primarily of $235.6 related to net unrealized foreign currency translation losses on foreign operations and $84.8 related to the share of other comprehensive loss of associates), the payment of dividends on the company's common and preferred shares ($328.3), the purchase of subordinate voting shares for use in share-based payment awards ($214.0) and for cancellation ($92.7) and other net changes in capitalization ($192.3), partially offset by net earnings attributable to shareholders of Fairfax ($376.0). Common shareholders' equity per basic share at December 31, 2018 was $432.46 compared to $449.55 per basic share at December 31, 2017, representing a decrease of 3.8% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2018, or a decrease of 1.5% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings (loss) shown by reporting segment are set out below for the years ended December 31, 2018 and 2017. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to Odyssey Group and Group Re.

Year ended December 31, 2018

	Insurance and Reinsurance
													Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other		Consolidated
Gross premiums written	1,322.0	3,328.6	2,363.1	800.3	2,239.1	3,368.9	385.6	1,792.9	15,600.5	418.9	–	–	(491.1)	15,528.3

Net premiums written	1,173.6	2,897.8	1,977.8	789.2	1,494.2	2,368.8	191.9	1,124.2	12,017.5	413.5	–	–	–	12,431.0

Net premiums earned	1,119.2	2,755.4	1,960.9	804.3	1,479.7	2,286.8	189.5	1,065.6	11,661.4	404.6	–	–	–	12,066.0

Underwriting profit (loss)	47.0	181.1	32.6	140.2	(77.0)	42.9	0.4	(48.9)	318.3	(242.4)	–	–	–	75.9
Interest and dividends	67.0	139.9	64.6	32.3	55.3	117.2	21.1	46.7	544.1	43.7	12.8	37.8	145.1	783.5
Share of profit (loss) of associates	6.3	65.8	4.1	4.4	5.3	(3.8)	(5.1)	16.7	93.7	0.8	109.4	17.2	–	221.1

Operating income (loss)	120.3	386.8	101.3	176.9	(16.4)	156.3	16.4	14.5	956.1	(197.9)	122.2	55.0	145.1	1,080.5
Net gains (losses) on investments	(55.6)	(111.4)	(144.2)	(57.6)	(63.1)	(66.9)	(71.7)	45.8	(524.7)	(107.6)	900.4	(15.2)	–	252.9
Other reporting segment	–	–	–	–	–	–	–	–	–	–	258.1	–	5.6	263.7
Interest expense	–	(4.1)	(2.2)	(3.3)	(14.2)	(26.2)	–	(5.6)	(55.6)	–	(94.1)	(197.4)	–	(347.1)
Corporate overhead and other expense	(6.6)	(23.3)	(24.1)	(8.2)	(14.0)	(67.6)	(10.3)	(21.9)	(176.0)	–	–	(61.2)	(150.7)	(387.9)

Pre-tax income (loss)	58.1	248.0	(69.2)	107.8	(107.7)	(4.4)	(65.6)	32.8	199.8	(305.5)	1,186.6	(218.8)	–	862.1
Income taxes														(44.2)

Net earnings														817.9

Attributable to:
Shareholders of Fairfax														376.0
Non-controlling interests														441.9

														817.9

Year ended December 31, 2017

	Insurance and Reinsurance
													Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other		Consolidated
Gross premiums written	1,187.0	2,783.1	2,174.5	849.0	2,057.0	1,447.6	670.4	1,244.3	12,412.9	8.4	–	–	(213.8)	12,207.5

Net premiums written	1,064.9	2,495.9	1,863.4	837.4	1,530.9	991.9	327.5	863.3	9,975.2	8.3	–	–	–	9,983.5

Net premiums earned	1,019.7	2,333.4	1,852.8	811.6	1,536.9	1,028.7	327.6	790.6	9,701.3	20.1	–	–	–	9,721.4

Underwriting profit (loss)	9.0	60.0	3.2	117.2	(201.9)	(586.6)	38.2	(80.6)	(641.5)	(207.4)	–	–	–	(848.9)
Interest and dividends	54.1	124.9	33.8	23.4	32.6	65.9	29.1	38.5	402.3	28.9	(104.9)	(4.1)	236.8	559.0
Share of profit (loss) of associates	3.2	7.2	(1.1)	(9.8)	9.2	(17.6)	29.4	3.0	23.5	(6.1)	55.4	127.7	–	200.5

Operating income (loss)	66.3	192.1	35.9	130.8	(160.1)	(538.3)	96.7	(39.1)	(215.7)	(184.6)	(49.5)	123.6	236.8	(89.4)
Net gains (losses) on investments	44.8	253.1	27.9	26.6	79.0	(26.5)	1,083.9	69.5	1,558.3	73.3	7.2	(171.3)	–	1,467.5
Gain on sale of subsidiary	–	–	–	–	–	–	1,018.6	–	1,018.6	–	–	–	–	1,018.6
Other reporting segment	–	–	–	–	–	–	–	–	–	–	261.6	–	–	261.6
Interest expense	–	(3.3)	(1.8)	(3.3)	(12.5)	(15.6)	–	(4.8)	(41.3)	–	(65.8)	(224.1)	–	(331.2)
Corporate overhead and other expense (income)	(8.7)	(27.4)	(25.4)	(8.2)	(9.2)	(27.9)	(2.6)	(22.2)	(131.6)	–	–	64.5	(236.8)	(303.9)

Pre-tax income (loss)	102.4	414.5	36.6	145.9	(102.8)	(608.3)	2,196.6	3.4	2,188.3	(111.3)	153.5	(207.3)	–	2,023.2
Income taxes														(408.3)

Net earnings														1,614.9

Attributable to:														1,740.6
Shareholders of Fairfax														(125.7)

Non-controlling interests														1,614.9

(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

Balance Sheets by Reporting Segment

The company's segmented balance sheets as at December 31, 2018 and 2017 present the assets and liabilities of, and the capital invested by the company in, each of the company's reporting segments. The segmented balance sheets have been prepared on the following basis:

  (a)
  The balance sheet for each reporting segment is on a legal entity basis for the subsidiaries within that segment, in accordance with Fairfax's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition.

  (b)
  Certain of the company's subsidiaries held equity interests in other Fairfax subsidiaries ("Fairfax affiliates") at December 31, 2018. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

  (c)
  Corporate and Other includes the Fairfax holding company and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between Odyssey Group and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other borrowings of $3,865.9 at December 31, 2018 primarily consisted of Fairfax holding company borrowings of $3,859.5. Corporate and Other borrowings of $3,445.1 at December 31, 2017 primarily consisted of Fairfax holding company borrowings of $3,475.1, partially offset by the elimination of intercompany debt.
	Equity interests in Fairfax affiliates at December 31, 2018
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Insurance & Reinsurance – Other	Run-off	Corporate & Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	–	6.1%	2.0%	–	–	–	–	–	–	91.9%	100.0%
Advent	–	15.7%	12.7%	–	–	–	–	–	13.8%	57.8%	100.0%
TRG (Run-off)	–	–	5.2%	–	–	–	–	31.5%	44.9%	18.4%	100.0%
Investments in non-insurance affiliates(3)
Thomas Cook India	–	9.4%	1.5%	0.4%	–	4.6%	0.6%	0.2%	4.9%	45.3%	66.9%
Fairfax India	–	6.6%	3.4%	0.9%	3.6%	5.4%	1.0%	1.1%	4.9%	6.8%	33.7%
Recipe	5.1%	11.7%	5.6%	1.0%	3.0%	5.4%	–	2.5%	8.9%	0.5%	43.7%
Boat Rocker Media	–	27.3%	–	20.1%	–	–	–	10.8%	–	–	58.2%
Fairfax Africa	1.3%	18.8%	3.9%	7.3%	7.6%	7.3%	0.5%	4.5%	3.2%	4.3%	58.7%
Grivalia Properties	–	18.8%	5.2%	1.4%	3.5%	5.0%	–	5.0%	9.2%	4.6%	52.7%
Toys "R" Us Canada	–	25.0%	25.0%	25.0%	–	–	–	–	25.0%	–	100.0%
(1)
This table excludes subsidiaries where the company's equity interest is entirely held by the holding company including Northbridge, Odyssey Group, Crum & Forster, Brit, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance and Polish Re.

(2)
Investments in insurance and reinsurance affiliates are reported in investments in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.

(3)
Investments in non-insurance affiliates are reported within portfolio investments on the segmented balance sheet.

Segmented Balance Sheet as at December 31, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	120.2	553.6	9.9	9.8	–	–	497.1	–	1,190.6	–	–	366.6	1,557.2
Insurance contract receivables	334.6	1,253.1	302.7	247.0	853.0	1,420.9	78.3	565.9	5,055.5	160.1	–	(104.9)	5,110.7
Portfolio investments(1)	2,700.6	8,168.8	3,989.1	1,697.4	3,898.4	7,922.6	658.7	2,159.6	31,195.2	3,822.6	4,216.0	(1,800.9)	37,432.9
Deferred premium acquisition costs	118.0	264.0	131.0	12.1	215.2	253.2	18.5	130.4	1,142.4	3.5	–	(18.6)	1,127.3
Recoverable from reinsurers396.8		1,208.1	987.4	46.6	1,743.1	3,108.7	314.9	1,230.3	9,035.9	634.5	–	(1,269.5)	8,400.9
Deferred income taxes	95.3	222.1	165.5	49.1	–	–	–	53.0	585.0	11.0	–	(98.1)	497.9
Goodwill and intangible assets	164.4	177.4	294.2	424.8	715.4	1,647.9	182.4	46.2	3,652.7	35.9	1,984.9	3.4	5,676.9
Due from affiliates	191.6	5.6	3.1	–	0.2	0.2	–	11.7	212.4	438.2	1.0	(651.6)	–
Other assets	84.2	93.2	264.3	56.2	118.1	177.2	63.5	124.0	980.7	108.1	3,222.8	256.7	4,568.3
Investments in Fairfax insurance and reinsurance affiliates	–	131.9	70.2	–	–	–	–	32.3	234.4	315.2	–	(549.6)	–

Total assets	4,205.7	12,077.8	6,217.4	2,543.0	7,543.4	14,530.7	1,813.4	4,353.4	53,284.8	5,529.1	9,424.7	(3,866.5)	64,372.1

Liabilities
Accounts payable and accrued liabilities	203.7	795.4	325.1	109.9	152.6	323.4	112.3	478.2	2,500.6	113.4	1,494.7	160.0	4,268.7
Income taxes payable	20.1	2.0	–	3.3	–	1.6	0.7	6.7	34.4	–	21.9	23.8	80.1
Short sale and derivative obligations	24.4	30.2	36.3	16.5	14.1	1.5	–	7.5	130.5	12.4	–	6.6	149.5
Due to affiliates	1.1	9.4	1.5	3.6	1.0	307.8	1.3	16.9	342.6	–	85.7	(428.3)	–
Funds withheld payable to reinsurers	4.1	84.5	28.4	–	340.1	224.9	9.4	78.3	769.7	7.3	–	(102.7)	674.3
Provision for losses and loss adjustment expenses	1,820.3	5,799.1	3,453.0	1,150.6	4,316.3	7,653.5	379.4	1,909.4	26,481.6	3,784.3	–	(1,184.2)	29,081.7
Provision for unearned premiums	632.3	1,077.2	732.2	290.7	925.6	1,807.7	183.1	689.6	6,338.4	16.9	–	(83.1)	6,272.2
Deferred income taxes	–	–	–	–	13.9	40.6	6.2	7.8	68.5	–	140.1	(208.6)	–
Borrowings	–	89.9	41.4	38.2	184.0	550.7	–	91.5	995.7	–	1,618.8	3,865.9	6,480.4

Total liabilities	2,706.0	7,887.7	4,617.9	1,612.8	5,947.6	10,911.7	692.4	3,285.9	37,662.0	3,934.3	3,361.2	2,049.4	47,006.9

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,499.7	4,190.1	1,599.5	930.2	1,595.8	3,617.1	1,062.4	1,064.8	15,559.6	1,594.8	5,932.0	(9,971.6)	13,114.8
Non-controlling interests	–	–	–	–	–	1.9	58.6	2.7	63.2	–	131.5	4,055.7	4,250.4

Total equity	1,499.7	4,190.1	1,599.5	930.2	1,595.8	3,619.0	1,121.0	1,067.5	15,622.8	1,594.8	6,063.5	(5,915.9)	17,365.2

Total liabilities and total equity	4,205.7	12,077.8	6,217.4	2,543.0	7,543.4	14,530.7	1,813.4	4,353.4	53,284.8	5,529.1	9,424.7	(3,866.5)	64,372.1

Capital
Borrowings	–	89.9	41.4	38.2	184.0	550.7	–	91.5	995.7	–	1,618.8	3,865.9	6,480.4
Investments in Fairfax affiliates	62.0	827.5	302.6	109.6	201.3	320.9	25.9	159.7	2,009.5	672.2	–	(2,681.7)	–
Shareholders' equity attributable to shareholders of Fairfax	1,437.7	3,362.6	1,296.9	820.6	1,212.6	2,101.5	1,036.5	907.8	12,176.2	922.6	3,250.2	(3,234.2)	13,114.8
Non-controlling interests	–	–	–	–	181.9	1,196.6	58.6	–	1,437.1	–	2,813.3	–	4,250.4

Total capital	1,499.7	4,280.0	1,640.9	968.4	1,779.8	4,169.7	1,121.0	1,159.0	16,618.5	1,594.8	7,682.3	(2,050.0)	23,845.6

% of consolidated total capital	6.3%	17.9%	6.9%	4.1%	7.5%	17.5%	4.7%	4.9%	69.8%	6.7%	32.2%	(8.7)%	100.0%

(1)
Includes investments in non-insurance affiliates.

Segmented Balance Sheet as at December 31, 2017

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	107.0	557.8	5.3	9.4	–	–	549.0	–	1,228.5	–	–	1,139.9	2,368.4
Insurance contract receivables	327.4	995.9	315.4	260.7	774.0	1,336.7	97.8	621.6	4,729.5	73.8	–	(116.4)	4,686.9
Portfolio investments(1)	3,008.1	7,979.8	4,024.2	1,716.0	4,245.1	8,162.9	632.9	2,145.7	31,914.7	3,500.9	3,176.8	(1,579.2)	37,013.2
Deferred premium acquisition costs	116.4	223.4	126.0	12.2	207.1	146.6	16.8	94.4	942.9	–	–	(15.4)	927.5
Recoverable from reinsurers	441.5	976.1	1,033.7	53.1	1,437.6	2,879.6	275.9	1,110.2	8,207.7	737.9	–	(1,133.1)	7,812.5
Deferred income taxes	81.6	195.7	151.6	29.9	–	–	–	66.3	525.1	25.3	–	(169.6)	380.8
Goodwill and intangible assets	172.8	171.3	318.2	433.1	725.6	1,702.6	196.4	66.6	3,786.6	36.8	2,242.7	6.4	6,072.5
Due from affiliates	205.4	1.6	3.0	–	–	–	8.6	32.0	250.6	437.6	–	(688.2)	–
Other assets	67.0	82.6	243.0	72.4	90.7	356.0	153.3	149.4	1,214.4	79.7	3,264.5	269.7	4,828.3
Investments in Fairfax insurance and reinsurance affiliates	–	131.9	70.2	–	–	–	–	35.1	237.2	315.2	–	(552.4)	–

Total assets	4,527.2	11,316.1	6,290.6	2,586.8	7,480.1	14,584.4	1,930.7	4,321.3	53,037.2	5,207.2	8,684.0	(2,838.3)	64,090.1

Liabilities
Accounts payable and accrued liabilities	187.2	533.0	309.9	108.6	156.5	272.2	114.2	442.0	2,123.6	90.4	1,288.0	127.5	3,629.5
Income taxes payable	16.2	34.4	–	–	7.4	1.7	1.9	5.2	66.8	–	12.8	16.0	95.6
Short sale and derivative obligations	2.7	61.0	19.1	4.3	12.5	0.6	0.1	1.6	101.9	13.0	12.6	(1.3)	126.2
Due to affiliates	0.9	5.1	10.9	2.8	–	6.0	0.7	13.4	39.8	1.6	189.8	(231.2)	–
Funds withheld payable to reinsurers	4.9	94.2	21.4	–	450.1	270.3	12.5	103.2	956.6	12.5	–	(118.9)	850.2
Provision for losses and loss adjustment expenses	1,964.3	5,521.8	3,535.4	1,194.2	4,136.1	7,787.9	359.5	1,836.5	26,335.7	3,331.0	–	(1,055.9)	28,610.8
Provision for unearned premiums	628.4	909.1	713.0	305.7	891.2	1,653.0	177.1	726.3	6,003.8	8.0	–	(60.1)	5,951.7
Deferred income taxes	–	–	–	–	42.8	67.5	8.5	3.2	122.0	–	146.6	(268.6)	–
Borrowings	–	89.8	41.4	38.2	233.5	878.0	–	92.1	1,373.0	–	1,596.0	3,445.1	6,414.1

Total liabilities	2,804.6	7,248.4	4,651.1	1,653.8	5,930.1	10,937.2	674.5	3,223.5	37,123.2	3,456.5	3,245.8	1,852.6	45,678.1

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,722.5	4,067.7	1,639.5	933.0	1,550.0	3,641.6	1,195.0	1,095.7	15,845.0	1,750.7	5,092.5	(8,877.1)	13,811.1
Non-controlling interests	0.1	–	–	–	–	5.6	61.2	2.1	69.0	–	345.7	4,186.2	4,600.9

Total equity	1,722.6	4,067.7	1,639.5	933.0	1,550.0	3,647.2	1,256.2	1,097.8	15,914.0	1,750.7	5,438.2	(4,690.9)	18,412.0

Total liabilities and total equity	4,527.2	11,316.1	6,290.6	2,586.8	7,480.1	14,584.4	1,930.7	4,321.3	53,037.2	5,207.2	8,684.0	(2,838.3)	64,090.1

Capital
Borrowings	–	89.8	41.4	38.2	233.5	878.0	–	92.1	1,373.0	–	1,596.0	3,445.1	6,414.1
Investments in Fairfax affiliates	154.3	824.2	298.6	106.0	193.4	244.1	26.0	195.2	2,041.8	629.0	–	(2,670.8)	–
Shareholders' equity attributable to shareholders of Fairfax	1,568.2	3,243.5	1,340.9	827.0	921.3	2,173.7	1,169.0	902.6	12,146.2	1,121.7	2,563.3	(2,020.1)	13,811.1
Non-controlling interests	0.1	–	–	–	435.3	1,229.4	61.2	–	1,726.0	–	2,874.9	–	4,600.9

Total capital	1,722.6	4,157.5	1,680.9	971.2	1,783.5	4,525.2	1,256.2	1,189.9	17,287.0	1,750.7	7,034.2	(1,245.8)	24,826.1

% of consolidated total capital	6.9%	16.7%	6.8%	3.9%	7.2%	18.2%	5.1%	4.8%	69.6%	7.1%	28.3%	(5.0)%	100.0%

(1)
Includes investments in non-insurance affiliates.

Components of Net Earnings

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of the company's insurance and reinsurance, Run-off and Other reporting segments for the years ended December 31, 2018 and 2017.

    Northbridge

	Cdn$
	2018	2017	2018	2017
Underwriting profit	60.9	11.6	47.0	9.0

Loss & LAE – accident year	71.7%	74.5%	71.7%	74.5%
Commissions	16.5%	16.1%	16.5%	16.1%
Underwriting expenses	17.1%	17.7%	17.1%	17.7%

Combined ratio – accident year	105.3%	108.3%	105.3%	108.3%
Net favourable development	(9.5)%	(9.2)%	(9.5)%	(9.2)%

Combined ratio – calendar year	95.8%	99.1%	95.8%	99.1%

Gross premiums written	1,712.8	1,539.4	1,322.0	1,187.0

Net premiums written	1,520.5	1,381.0	1,173.6	1,064.9

Net premiums earned	1,450.0	1,322.4	1,119.2	1,019.7

Underwriting profit	60.9	11.6	47.0	9.0
Interest and dividends	86.8	70.2	67.0	54.1
Share of profit of associates	8.1	4.1	6.3	3.2

Operating income	155.8	85.9	120.3	66.3

The Canadian dollar strengthened relative to the U.S. dollar (measured using average foreign exchange rates) by 0.1% in 2018 compared to 2017. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.

Northbridge reported an underwriting profit of Cdn$60.9 ($47.0) and a combined ratio of 95.8% in 2018 compared to an underwriting profit of Cdn$11.6 ($9.0) and a combined ratio of 99.1% in 2017. The increase in underwriting profit in 2018 principally reflected better non-catastrophe loss experience related to the current accident year (primarily related to commercial property and commercial auto lines of business) and increased net favourable prior year reserve development, partially offset by an increase in current period catastrophe losses.

Net favourable prior year reserve development in 2018 of Cdn$138.2 ($106.7 or 9.5 combined ratio points) principally reflected better than expected emergence on automobile and casualty lines of business related to accident years 2013 to 2016. Net favourable prior year reserve development in 2017 of Cdn$121.3 ($93.5 or 9.2 combined ratio points) principally reflected better than expected emergence on automobile and casualty lines of business related to accident years 2009 to 2014.

The underwriting results in 2018 included Cdn$23.9 ($18.5 or 1.7 combined ratio points) of current period catastrophe losses principally related to several storms in Ontario and Quebec. The underwriting results in 2017 included Cdn$11.6 ($8.9 or 0.9 of a combined ratio point) of current period catastrophe losses.

Gross premiums written increased by 11.3% from Cdn$1,539.4 in 2017 to Cdn$1,712.8 in 2018, primarily reflecting strong retention of renewal business and price increases across the group. Net premiums written increased by 10.1% in 2018, consistent with the growth in gross premiums written. Net premiums earned increased by 9.6% in 2018 primarily reflecting the growth in net premiums written during 2017 and 2018.

Interest and dividends increased to Cdn$86.8 ($67.0) in 2018 from Cdn$70.2 ($54.1) in 2017, principally reflecting lower total return swap expense and higher interest income earned (primarily due to purchases of short-dated Canadian government and U.S. treasury bonds in 2018).

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased to Cdn$184.4 ($142.3) in 2018 from Cdn$113.6 ($87.6) in 2017, primarily reflecting higher net premium collections, partially offset by higher net paid claims and higher income taxes paid.

Northbridge's average annual return on average equity over the past 33 years since inception in 1985 was 12.6% at December 31, 2018 (December 31, 2017 – 12.9%) (expressed in Canadian dollars).

    Odyssey Group(1)

	2018	2017
Underwriting profit	181.1	60.0

Loss & LAE – accident year	74.8%	78.3%
Commissions	21.4%	21.1%
Underwriting expenses	9.7%	10.3%

Combined ratio – accident year	105.9%	109.7%
Net favourable development	(12.5)%	(12.3)%

Combined ratio – calendar year	93.4%	97.4%

Gross premiums written	3,328.6	2,783.1

Net premiums written	2,897.8	2,495.9

Net premiums earned	2,755.4	2,333.4

Underwriting profit	181.1	60.0
Interest and dividends	139.9	124.9
Share of profit of associates	65.8	7.2

Operating income	386.8	192.1

(1)
These results differ from those published by Odyssey Group primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of Odyssey Group in 2009.

Odyssey Group reported an underwriting profit of $181.1 and a combined ratio of 93.4% in 2018 compared to an underwriting profit of $60.0 and a combined ratio of 97.4% in 2017. The increase in underwriting profit in 2018 principally reflected lower current period catastrophe losses (as set out in the table below) and higher net favourable prior year reserve development, partially offset by higher non-catastrophe loss experience related to the current accident year (primarily related to the impact of large losses).

	2018			2017
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
California wildfires(2)	48.9	1.8		46.6	2.0
Hurricane Michael	30.9	1.1		–	–
Typhoon Jebi	25.6	0.9		–	–
Hurricane Florence	7.5	0.3		–	–
Hurricane Maria	–	–		103.0	4.4
Hurricane Irma	–	–		70.4	3.0
Hurricane Harvey	–	–		51.6	2.2
Mexico earthquakes	–	–		8.2	0.4
Other	138.7	5.0		111.9	4.8

	251.6	9.1	points	391.7	16.8	points

(1)
Net of reinstatement premiums.

(2)
California wildfires include the Woolsey and Camp wildfires in 2018 and the October Northern California and December Southern California wildfires in 2017.

Net favourable prior year reserve development (primarily related to casualty and assumed property catastrophe loss reserves in each of 2018 and 2017) increased to $345.7 (12.5 combined ratio points) in 2018 from $288.1 (12.3 combined ratio points) in 2017. Odyssey Group's underwriting expense ratio decreased to 9.7% in 2018 from 10.3% in 2017, primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses.

Gross premiums written and net premiums written increased by 19.6% and 16.1% in 2018 principally reflecting increases in all divisions with the majority of the increase related to U.S. Insurance (growth in U.S. crop and automobile insurance lines of business), North America (growth in accident and health and U.S. casualty treaty reinsurance lines of business) and EuroAsia (growth in commercial property and crop reinsurance lines of business). Net premiums written did not increase to the same extent as gross premiums written primarily due to increases in insurance lines of business where premium retention is lower and increases in the cost to purchase catastrophe reinsurance in 2018. Net premiums earned in 2018 increased by 18.1% consistent with the growth in net premiums written during 2017 and 2018.

Interest and dividends increased to $139.9 in 2018 from $124.9 in 2017, primarily reflecting higher interest income earned (principally due to the impact of higher short term interest rates on cash and cash equivalents and higher interest income earned on short-dated U.S. treasury bonds purchased in 2018), partially offset by higher investment management and administration fees. Share of profit of associates of $65.8 in 2018 primarily reflected Odyssey Group's share of net gains on sales and net unrealized appreciation of investment property of the KWF LPs.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) decreased nominally to $499.4 in 2018 from $509.8 in 2017, primarily reflecting higher net paid losses and income taxes paid which were offset by higher net premium collections.

    Crum & Forster

	2018	2017
Underwriting profit	32.6	3.2

Loss & LAE – accident year	63.5%	65.3%
Commissions	15.5%	15.8%
Underwriting expenses	19.5%	19.3%

Combined ratio – accident year	98.5%	100.4%
Net favourable development	(0.2)%	(0.6)%

Combined ratio – calendar year	98.3%	99.8%

Gross premiums written	2,363.1	2,174.5

Net premiums written	1,977.8	1,863.4

Net premiums earned	1,960.9	1,852.8

Underwriting profit	32.6	3.2
Interest and dividends	64.6	33.8
Share of profit (loss) of associates	4.1	(1.1)

Operating income	101.3	35.9

Crum & Forster reported an underwriting profit of $32.6 and a combined ratio of 98.3% in 2018 compared to an underwriting profit of $3.2 and a combined ratio of 99.8% in 2017. The increase in underwriting profit in 2018 principally reflected higher business volumes in profitable lines of business and lower current period catastrophe losses (as set out in the table below), partially offset by a modest decrease in net favourable prior year reserve development. Net favourable prior year reserve development was $3.9 in 2018 compared to $10.2 in 2017.

	2018			2017
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
California wildfires(2)	9.0	0.5		2.1	0.1
Hurricane Michael	2.7	0.1		–	–
Hurricane Florence	1.8	0.1		–	–
Hurricane Irma	–	–		16.5	0.9
Hurricane Harvey	–	–		5.0	0.3
Other	13.1	0.7		18.4	1.0

	26.6	1.4	points	42.0	2.3	points

(1)
Net of reinstatement premiums.

(2)
California wildfires include the Woolsey and Camp wildfires in 2018 and the October Northern California and December Southern California wildfires in 2017.

Gross premiums written and net premiums written increased by 8.7% and 6.1% in 2018, principally reflecting growth in accident and health, umbrella, commercial multi-peril and fidelity and surety lines of business and price increases (primarily related to the automobile, property and umbrella lines of business). Net premiums earned increased by 5.8% in 2018 primarily reflecting the growth in net premiums written during 2017 and 2018.

Interest and dividends increased to $64.6 in 2018 from $33.8 in 2017, primarily due to higher interest income earned (principally due to purchases of short-dated U.S. treasury bonds in 2018), lower total return swap expense and lower investment management and administration fees.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) decreased to $98.1 in 2018 from $111.6 in 2017 primarily reflecting higher net paid losses.

Crum & Forster's cumulative net earnings since acquisition on August 13, 1998 was $1,770.1 and its average annual return on average equity since acquisition was 8.2% (December 31, 2017 – 8.7%).

    Zenith National(1)

	2018	2017
Underwriting profit	140.2	117.2

Loss & LAE – accident year	56.4%	58.9%
Commissions	10.5%	10.3%
Underwriting expenses	26.3%	25.8%

Combined ratio – accident year	93.2%	95.0%
Net favourable development	(10.6)%	(9.4)%

Combined ratio – calendar year	82.6%	85.6%

Gross premiums written	800.3	849.0

Net premiums written	789.2	837.4

Net premiums earned	804.3	811.6

Underwriting profit	140.2	117.2
Interest and dividends	32.3	23.4
Share of profit (loss) of associates	4.4	(9.8)

Operating income	176.9	130.8

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of $140.2 and a combined ratio of 82.6% in 2018 compared to an underwriting profit of $117.2 and a combined ratio of 85.6% in 2017. The decrease in the combined ratio in 2018 principally reflected higher net favourable prior year reserve development and an improvement in the estimated accident year loss and LAE ratio (inclusive of lower current period catastrophe losses).

Net favourable prior year reserve development of $85.3 (10.6 combined ratio points) in 2018 compared to $76.4 (9.4 combined ratio points) in 2017, principally reflected net favourable emergence related to accident years 2015 through 2017. The decrease in the estimated accident year loss and LAE ratio in 2018 compared to 2017 reflected favourable loss development trends for accident year 2017 emerging in 2018, partially offset by modest earned price decreases and estimated loss trends for accident year 2018.

In 2017 Zenith National's agriculture property and casualty line of business incurred current period catastrophe losses of $8.2 (1.0 combined ratio point) related to the October Northern California and December Southern California wildfires. The underwriting results in 2018 do not include any material current period catastrophe losses.

Net premiums earned decreased to $804.3 in 2018 from $811.6 in 2017, primarily reflecting earned price decreases, partially offset by higher audit premiums (additional net premiums earned based on exposure reported by the insured).

Interest and dividends increased to $32.3 in 2018 from $23.4 in 2017, primarily reflecting higher interest income earned (principally due to purchases of short-dated U.S. treasury bonds in 2018) and higher total return swap income from long total return swaps. Share of loss of associates of $9.8 in 2017 primarily reflected Zenith National's share of a non-cash impairment charge related to Thai Re.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased to $119.5 in 2018 from $95.5 in 2017, primarily reflecting lower income taxes paid and higher investment income received, partially offset by lower net premium collections.

    Brit(1)

	Brit reinsurance transaction(2)	Brit(3)	2018	2017
Underwriting loss	(4.0)	(73.0)	(77.0)	(201.9)

Loss & LAE – accident year	102.3%	69.7%	66.4%	72.7%
Commissions	–	27.6%	30.9%	27.6%
Underwriting expenses	–	13.1%	14.6%	13.4%

Combined ratio – accident year	102.3%	110.4%	111.9%	113.7%
Net favourable development	–	(6.0)%	(6.7)%	(0.6)%

Combined ratio – calendar year	102.3%	104.4%	105.2%	113.1%

Gross premiums written	–	2,239.1	2,239.1	2,057.0

Net premiums written (ceded)	(174.4)	1,668.6	1,494.2	1,530.9

Net premiums earned (ceded)	(174.4)	1,654.1	1,479.7	1,536.9

Underwriting loss	(4.0)	(73.0)	(77.0)	(201.9)
Interest and dividends	–	55.3	55.3	32.6
Share of profit of associates	–	5.3	5.3	9.2

Operating loss	(4.0)	(12.4)	(16.4)	(160.1)

(1)
These results differ from those published by Brit primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015 and different measurement and presentation of certain items including investments and foreign exchange.

(2)
Effective November 30, 2018, Run-off Syndicate 3500 agreed to reinsure a portfolio of business written by Brit Syndicate 2987 including non-US professional indemnity, UK employer's liability, UK public liability and a number of legacy lines of business, relating to accident years 2018 and prior (the "Brit reinsurance transaction"). The impact of that transaction in 2018 is shown separately in the table above to minimize distortion on the components of combined ratio. This transaction is eliminated within Fairfax's consolidated financial reporting.

(3)
Brit prior to the reinsurance transaction described in the preceding footnote.

On July 5, 2018 Brit used the proceeds from a $264.6 capital contribution from the company to purchase an 11.2% ownership interest from its minority shareholder (OMERS) for $251.8 and to pay an accrued dividend of $12.8 on the shares purchased. On December 14, 2018 Fairfax made a capital contribution to Brit of $126.0 to support its 2019 underwriting plans. Subsequent to these transactions, the company's ownership interest in Brit was 88.9%.

References to 2018 throughout the remainder of this section exclude the impact of the Brit reinsurance transaction.

Brit reported an underwriting loss of $73.0 and a combined ratio of 104.4% in 2018 compared to an underwriting loss of $201.9 and a combined ratio of 113.1% in 2017. The decrease in the underwriting loss in 2018 principally reflected higher net favourable prior year reserve development and lower current period catastrophe losses (as set out in the table below), partially offset by increased non-catastrophe loss experience related to the current accident year (principally reflecting the impact of downward pressure on pricing experienced in recent years).

	2018			2017
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
California wildfires(2)	91.5	5.5		34.2	2.2
Hurricane Michael	53.7	3.2		–	–
Hurricane Florence	26.9	1.6		–	–
Typhoon Jebi	23.0	1.4		–	–
Hurricane Irma	–	–		110.5	7.2
Hurricane Harvey	–	–		54.3	3.5
Hurricane Maria	–	–		45.6	3.0
Mexico earthquakes	–	–		6.8	0.4
Other	15.2	1.0		7.5	0.5

	210.3	12.7	points	258.9	16.8	points

(1)
Net of reinstatement premiums.

(2)
California wildfires include the Woolsey and Camp wildfires in 2018 and the October Northern California and December Southern California wildfires in 2017.

Net favourable prior year reserve development of $99.3 (6.0 combined ratio points) in 2018 primarily reflected better than expected emergence on the 2017 catastrophe losses and energy and property (political risks and violence) lines of business, partially offset by net reserve strengthening on the marine line of business. Net favourable prior year reserve development of $9.5 (0.6 of a combined ratio point) in 2017 primarily reflected better than expected emergence on casualty and property reinsurance and energy lines of business, partially offset by net reserve strengthening of $13.1 resulting from a change in the Ogden discount rate that was effective from March 2017. The Ogden discount rate is set and revised periodically by the U.K. government and is used by the U.K. courts in the assessment of lump sum awards for personal injury claimants.

Gross premiums written and net premiums written increased by 8.9% and 9.0% in 2018, principally reflecting increased contribution from underwriting initiatives launched in recent years, price increases (principally in property lines of business) and premiums received in 2018 that were greater than prior years' premium estimates, partially offset by reductions in non-core lines of business through active portfolio management. Net premiums earned increased by 7.6% in 2018 reflecting increased net premiums written during 2017 and 2018.

Interest and dividends increased to $55.3 in 2018 from $32.6 in 2017, primarily due to higher interest income earned (principally due to purchases of short-dated U.S. treasury bonds in 2018).

Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $133.1 in 2018 primarily reflected the impact of net paid losses related to the 2017 catastrophe losses. This compares to cash provided by operating activities of $17.2 in 2017.

    Allied World(1)

	2018	2017(2)
Underwriting profit (loss)	42.9	(586.6)

Loss & LAE – accident year	76.1%	125.7%
Commissions	9.1%	3.2%
Underwriting expenses	17.1%	21.1%

Combined ratio – accident year	102.3%	150.0%
Net (favourable) adverse development	(4.2)%	7.0%

Combined ratio – calendar year	98.1%	157.0%

Gross premiums written	3,368.9	1,447.6

Net premiums written	2,368.8	991.9

Net premiums earned	2,286.8	1,028.7

Underwriting profit (loss)	42.9	(586.6)
Interest and dividends	117.2	65.9
Share of loss of associates	(3.8)	(17.6)

Operating income (loss)	156.3	(538.3)

(1)
These results differ from those published by Allied World primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Allied World on July 6, 2017.

(2)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

As used herein, "Allied World" means Allied World Assurance Company Holdings, GmbH, the successor by merger to Allied World Assurance Company Holdings, AG ("Allied World AG"). On July 6, 2017 the company completed the acquisition of 94.6% of the outstanding shares of Allied World AG for purchase consideration of $3,977.9, consisting of $1,905.6 in cash and $2,072.3 by the issuance of 4,799,497 subordinate voting shares. In addition, Allied World AG declared a special pre-closing cash dividend of $5.00 per share ($438.0). Contemporaneously with the closing of the acquisition of Allied World AG, Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Alberta Investment Management Corporation ("AIMCo"), an investment manager for pension, endowment and government funds in the province of Alberta, and certain other third parties (together, "the co-investors") invested $1,580.0 for an indirect equity interest in Allied World AG. The remaining 5.4% of the outstanding shares of Allied World AG were acquired on August 17, 2017 for purchase consideration of $229.0, consisting of $109.7 in cash and $119.3 by the issuance of 276,397 subordinate voting shares, in a merger transaction under Swiss law pursuant to which Allied World became the surviving entity. This merger resulted in the co-investors holding an indirect ownership interest in Allied World of 32.6%. The co-investors have a dividend in priority to the company, and the company will have the ability to purchase the shares owned by the co-investors over the seven years subsequent to the acquisition date. Allied World is a global property, casualty and specialty insurer and reinsurer.

On May 7, 2018 Allied World used the proceeds from a $325.5 capital contribution from Fairfax to redeem all of its 5.50% senior notes due November 15, 2020 for cash consideration of $325.5, including accrued interest and make-whole provision. On April 30, 2018 a dividend of $61.3 was paid to Allied World's minority shareholders (OMERS, AIMCo and others).

Allied World reported an underwriting profit of $42.9 and a combined ratio of 98.1% in 2018 compared to an underwriting loss of $586.6 and a combined ratio of 157.0% in the period from July 6, 2017 to December 31, 2017. The underwriting profit of $42.9 in 2018 primarily reflected lower year-over-year current period catastrophe losses (as set out in the table below) and net favourable prior year reserve development in 2018 compared to net adverse prior year reserve development in 2017. The underwriting loss of $586.6 in the period from July 6, 2017 to

December 31, 2017 primarily reflected current period catastrophe losses (as set out in the table below) and net adverse prior year reserve development.

	2018			2017(1)
	Catastrophe losses(2)	Combined ratio impact		Catastrophe losses(2)	Combined ratio impact
California wildfires(3)	76.1	3.3		87.3	8.4
Typhoon Jebi	52.9	2.3		–	–
Hurricane Michael	47.5	2.1		–	–
Hurricane Florence	25.6	1.1		–	–
Hurricane Irma	–	–		153.9	15.1
Hurricane Maria	–	–		124.9	12.0
Hurricane Harvey	–	–		122.9	11.8
Mexico earthquakes	–	–		9.1	0.9
Other	21.3	1.0		43.5	4.5

	223.4	9.8	points	541.6	52.7	points

(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(2)
Net of reinstatement premiums.

(3)
California wildfires include the Woolsey and Camp wildfires in 2018 and the October Northern California and December Southern California wildfires in 2017.

Net favourable prior year reserve development of $96.6 (4.2 combined ratio points) in 2018 primarily reflected better than expected emergence on the 2017 catastrophe losses and a reduction in unallocated loss adjustment expenses, partially offset by net adverse prior year reserve development in the casualty line of business primarily related to the 2012, 2014 and 2015 accident years and the professional liability line of business primarily related to the 2012 accident year.

Net adverse prior year reserve development of $71.9 (7.0 combined ratio points) in the period from July 6, 2017 to December 31, 2017 primarily reflected net adverse development related to the insurance segment (principally net unfavourable emergence in the professional liability line of business for the 2012 and 2013 accident years and in the primary casualty line of business), partially offset by net favourable development in the reinsurance segment (due to net favourable emergence in the specialty and casualty lines of business, partially offset by net unfavourable emergence in the property line of business related to U.S. storms in 2015 and 2016).

The commission expense ratio increased to 9.1% in 2018 from 3.2% in the period from July 6, 2017 to December 31, 2017, primarily due to the impact in 2017 of acquisition accounting adjustments. The underwriting expense ratio decreased to 17.1% in 2018 from 21.1% in the period from July 6, 2017 to December 31, 2017, primarily due to expense rationalization efforts.

Gross premiums written and net premiums written in 2018 reflected overall growth compared to 2017 principally reflecting increases in the insurance segment (primarily reflecting growth across each of the North America, Europe and Asia platforms), partially offset by decreases in the reinsurance segment (primarily related to the timing of the renewals of certain treaties). Net premiums written in 2018 also reflected a decrease in premium retention compared to 2017. Net premiums earned in 2018 increased consistent with the growth in net premiums written during 2017 and 2018. The release of acquisition accounting adjustments decreased net premiums earned in 2017. Allied World's gross premiums written of $1,447.6 in the period from July 6, 2017 to December 31, 2017 included assumed reinstatement premiums of $19.8 related to 2017 catastrophe losses.

Interest and dividends of $117.2 in 2018 principally reflected interest income earned on short-dated U.S. treasury bonds and high quality corporate bonds and dividend income from common stocks. Share of loss of associates of $17.6 in the period from July 6, 2017 to December 31, 2017 primarily reflected a non-cash impairment charge of $19.2 related to an associate.

Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $557.0 in 2018 primarily reflected higher net paid losses related to the 2017 catastrophe losses and funding of a collateralized property catastrophe program.

    Fairfax Asia

	2018	2017
Underwriting profit	0.4	38.2

Loss & LAE – accident year	72.8%	80.3%
Commissions	10.5%	1.4%
Underwriting expenses	29.4%	22.7%

Combined ratio – accident year	112.7%	104.4%
Net favourable development	(12.9)%	(16.0)%

Combined ratio – calendar year	99.8%	88.4%

Gross premiums written	385.6	670.4

Net premiums written	191.9	327.5

Net premiums earned	189.5	327.6

Underwriting profit	0.4	38.2
Interest and dividends	21.1	29.1
Share of profit (loss) of associates	(5.1)	29.4

Operating income	16.4	96.7

Fairfax Asia comprises the company's Asian holdings and operations: Hong Kong-based Falcon Insurance (Hong Kong) Company Ltd. ("Falcon"), 85.0%-owned Malaysia-based The Pacific Insurance Berhad ("Pacific Insurance"), 80.0%-owned Indonesia-based PT Asuransi Multi Artha Guna Tbk. ("AMAG Insurance"), 78.0%-owned Sri Lanka-based Fairfirst Insurance Limited ("Fairfirst Insurance"), 35.0%-owned Vietnam-based Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance"), 41.2%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand") and 9.9%-owned Mumbai-based ICICI Lombard General Insurance Company Limited ("ICICI Lombard").

On December 28, 2017 the company completed the sale of its 97.7% interest in First Capital Insurance Limited ("First Capital") to Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan ("Mitsui Sumitomo") for gross proceeds of $1,683.3 and realized a net after-tax gain of $1,018.6. The transaction was completed pursuant to an agreement with Mitsui Sumitomo to pursue a global strategic alliance. On July 1, 2018 Falcon entered into a 25% quota share reinsurance agreement to participate in the net underwriting result of First Capital's insurance portfolio.

On August 30, 2017 Pacific Insurance acquired the assets and liabilities of the general insurance business of Prudential Assurance Malaysia Berhad ("Prudential Assurance Malaysia") for $2.3. Prudential Assurance Malaysia is a general insurer in Malaysia.

On July 6, 2017 the company sold a 12.2% equity interest in ICICI Lombard to private equity investors for net proceeds of $376.3 and recorded a net realized gain of $223.3. On September 19, 2017 the company sold an additional 12.1% equity interest through participation in ICICI Lombard's initial public offering for net proceeds of $532.2 and recorded a net realized gain of $372.3. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified from the equity method of accounting to a common stock at FVTPL, resulting in a re-measurement gain of $334.5. This remaining equity interest is included in holding company cash and investments in the Fairfax Asia reporting segment, and had a fair value of $497.1 at December 31, 2018 (December 31, 2017 – $549.0).

Fairfax Asia reported an underwriting profit of $0.4 and a combined ratio of 99.8% in 2018 compared to an underwriting profit of $38.2 and a combined ratio of 88.4% in 2017. The entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	2018	2017
First Capital(1)	–	69.5%
Falcon	99.4%	99.1%
Pacific Insurance	103.7%	99.6%
AMAG Insurance	89.2%	95.9%
Fairfirst Insurance	98.8%	99.0%
Fairfax Asia (excluding First Capital(1))	99.8%	99.2%
(1)
The company divested its 97.7% interest in First Capital on December 28, 2017.

Fairfax Asia's underwriting results in 2018 included the benefit of $24.4 (12.9 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile, workers' compensation and marine loss reserves. Fairfax Asia's underwriting profit in 2017 included the benefit of $52.3 (16.0 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile, marine, property loss reserves and accident and health loss reserves.

Fairfax Asia's commission expense ratio increased to 10.5% in 2018 from 1.4% in 2017, primarily reflecting decreased profit commission on reinsurance ceded following the divestiture of First Capital. Fairfax Asia's underwriting expense ratio increased to 29.4% in 2018 from 22.7% in 2017, primarily reflecting lower net earned premium following the divestiture of First Capital.

The divestiture of First Capital affected gross premiums written, net premiums written and net premiums earned as set out in the following table:

	2018			2017
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia – as reported	385.6	191.9	189.5	670.4	327.5	327.6
First Capital	–	–	–	(336.8)	(126.2)	(119.4)

Fairfax Asia – as adjusted to exclude First Capital	385.6	191.9	189.5	333.6	201.3	208.2

Percentage change (year-over-year)	15.6%	(4.7)%	(9.0)%

Gross premiums written (as adjusted) increased by 15.6% in 2018, principally reflecting growth in commercial automobile and accident and health lines of business. Net premiums written (as adjusted) decreased by 4.7% in 2018 reflecting increased use of reinsurance, partially offset by the growth in gross premiums written. Net premiums earned (as adjusted) decreased by 9.0% in 2018, principally reflecting the normal lag of net premiums earned relative to net premiums written.

Interest and dividends decreased to $21.1 in 2018 from $29.1 in 2017, primarily due to the impact of the divestiture of the investment portfolio of First Capital. Share of loss of associates of $5.1 in 2018 principally reflected the share of loss of Go Digit of $6.8. Share of profit of associates in 2017 included the share of profit of ICICI Lombard of $24.0.

    Insurance and Reinsurance – Other

	2018
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	9.7	9.2	(26.1)	(45.7)	4.0	–	(48.9)

Loss & LAE – accident year	83.4%	66.0%	64.4%	60.7%	51.4%	–	64.5%
Commissions	17.2%	14.0%	42.4%	6.9%	20.0%	–	16.7%
Underwriting expenses	2.2%	19.2%	33.3%	44.8%	24.9%	–	25.9%

Combined ratio – accident year	102.8%	99.2%	140.1%	112.4%	96.3%	–	107.1%
Net adverse (favourable) development	(8.3)%	(2.5)%	(16.4)%	3.1%	1.7%	–	(2.5)%

Combined ratio – calendar year	94.5%	96.7%	123.7%	115.5%	98.0%	–	104.6%

Gross premiums written	167.3	353.4	247.4	758.8	268.9	(2.9)	1,792.9

Net premiums written	163.9	276.6	88.2	378.8	216.7	–	1,124.2

Net premiums earned	178.9	277.1	110.0	295.7	203.9	–	1,065.6

Underwriting profit (loss)	9.7	9.2	(26.1)	(45.7)	4.0	–	(48.9)
Interest and dividends	(2.5)	17.5	7.4	22.5	1.8	–	46.7
Share of profit (loss) of associates	13.9	–	3.5	–	(0.7)	–	16.7

Operating income (loss)	21.1	26.7	(15.2)	(23.2)	5.1	–	14.5

	2017
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	7.1	(3.0)	(48.7)	(22.2)	(13.8)	–	(80.6)

Loss & LAE – accident year	96.1%	68.6%	81.7%	54.8%	51.5%	–	71.3%
Commissions	29.0%	17.9%	24.3%	1.1%	19.1%	–	18.8%
Underwriting expenses	4.3%	17.2%	21.1%	57.5%	31.2%	–	24.3%

Combined ratio – accident year	129.4%	103.7%	127.1%	113.4%	101.8%	–	114.4%
Net adverse (favourable) development	(35.2)%	(2.5)%	(0.8)%	5.1%	9.7%	–	(4.2)%

Combined ratio – calendar year	94.2%	101.2%	126.3%	118.5%	111.5%	–	110.2%

Gross premiums written	147.9	348.9	271.2	314.1	168.6	(6.4)	1,244.3

Net premiums written	129.2	240.8	184.4	160.6	148.3	–	863.3

Net premiums earned	124.4	241.1	185.1	120.1	119.9	–	790.6

Underwriting profit (loss)	7.1	(3.0)	(48.7)	(22.2)	(13.8)	–	(80.6)
Interest and dividends	1.9	16.8	5.9	12.7	1.2	–	38.5
Share of profit (loss) of associates	3.4	–	(1.2)	–	0.8	–	3.0

Operating income (loss)	12.4	13.8	(44.0)	(9.5)	(11.8)	–	(39.1)

Fairfax Latin America is comprised of Fairfax Brasil (established by the company in 2010) and Fairfax Latam, which consists of the insurance operations acquired from AIG in Chile and Colombia (effective from July 31, 2017), Argentina (effective from September 30, 2017) and Uruguay (effective from January 31, 2018). Fairfax Latam continues to work through the legal, regulatory and operational requirements to complete the acquisition of the insurance operations of AIG in Venezuela.

Fairfax Central and Eastern Europe ("Fairfax CEE") is comprised of Colonnade Insurance and Polish Re (acquired in 2009). Colonnade Insurance includes the following: the business and renewal rights of the insurance operations acquired in 2016 from QBE in Hungary, Czech Republic and Slovakia; the business and renewal rights of the insurance operations acquired from AIG in Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Bulgaria (effective from May 31, 2017), Poland (effective from June 30, 2017) and Romania (effective from October 31, 2017); and Colonnade Ukraine (acquired in 2015).

On July 11, 2018 Advent announced that certain classes of its business would be transferred to Brit, Allied World and Newline with the remainder of Advent Syndicate 780 placed into run-off. Accordingly, in the third quarter of 2018, Advent's casualty, property binder and terrorism underwriting teams joined Brit. Advent's consumer products underwriting team was seconded to Allied World and will formally join Allied World on March 1, 2019. Effective October 1, 2018, Run-off reinsured on a 25% quota share basis Advent's net insurance contract liabilities (including net provision for unearned premiums) that were outstanding on October 1, 2018 (the "Advent reinsurance transaction"). Brit will reinsure on a 100% quota share basis Advent's net provision for unearned premiums for the property binders, direct and faculty property and terrorism classes of business upon expiry of Advent's external reinsurance program on April 1, 2019. To facilitate the runoff, the majority of Advent's remaining employees joined Run-off Syndicate 3500 on January 1, 2019 and the capital supporting Advent Syndicate 780 and Run-off Syndicate 3500 was made interavailable from January 1, 2019. The impact on Advent in 2018 of the Advent reinsurance transaction was as follows: decreased net premiums written and net premiums earned by $95.0 and $79.3 respectively, and decreased losses on claims, net and underwriting expenses by $78.7 and $3.0 respectively. This transaction is eliminated within Fairfax's consolidated financial reporting.

Effective January 1, 2019 Advent will be reported in the Run-off reporting segment. The decision to place Advent into run-off reflected the considerable strategic challenges facing Advent Syndicate 780 as it endeavored to build a significant presence in its target areas of business in an extremely competitive market place.

Effective December 31, 2018 Group Re entered into an agreement to provide a third-party insurer with excess of loss reinsurance protection for a portfolio comprised of a diverse mix of direct primary and excess classes of business written across a range of geographies related to accident years 2018 and prior (the "third party adverse development cover"). The impact on Group Re in 2018 of the third party adverse development cover was as follows: increased gross premiums written, net premiums written and net premiums earned by $39.1 respectively and increased losses on claims, net by $39.1.

On May 12, 2017 Bryte Insurance completed a loss portfolio transfer with a third party reinsurer to transfer all liability for risks Bryte Insurance had insured as at December 31, 2016 and prior years (the "Bryte loss portfolio transfer"), which decreased both net premiums written and net premiums earned by $32.2 and decreased losses on claims, net by $28.3, in 2017. The Bryte loss portfolio transfer replaced the reinsurance protection formerly provided by Zurich Insurance Company Ltd. ("Zurich Insurance") as all reinsurance treaties with Zurich Insurance were commuted as at December 31, 2016.

The Insurance and Reinsurance – Other segment produced an underwriting loss of $48.9 and a combined ratio of 104.6% in 2018 compared to an underwriting loss of $80.6 and a combined ratio of 110.2% in 2017. The decrease in underwriting loss in 2018 principally reflected lower current period catastrophe losses (as set out in the table below), partially offset by lower net favourable prior year reserve development and an increase in non-catastrophe large loss experience.

	2018			2017
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Florence	7.1	0.7		–	–
California wildfires(2)	6.2	0.6		7.0	0.9
Hurricane Michael	2.9	0.3		–	–
Hurricane Irma	–	–		20.7	2.6
Hurricane Harvey	–	–		18.6	2.4
Hurricane Maria	–	–		8.2	1.0
Other	4.7	0.4		24.6	3.1

	20.9	2.0	points	79.1	10.0	points

(1)
Net of reinstatement premiums.

(2)
California wildfires include the Woolsey and Camp wildfires in 2018 and the October Northern California and December Southern California wildfires in 2017.

The underwriting results in 2018 included net favourable prior year reserve development of $27.1 (2.5 combined ratio points), principally reflecting net favourable development at Advent, Group Re and Bryte Insurance, partially offset by net adverse development at Fairfax Latam (primarily related to long tail casualty coverages in Argentina due to the macro economic conditions) and Polish Re (primarily related to automobile third party liability and property loss reserves). The underwriting results in 2017 included the benefit of net favourable prior year reserve development of $33.6 (4.2 combined ratio points), principally at Group Re (primarily related to property and liability loss reserves), partially offset by net adverse development at Polish Re (primarily related to automobile third party liability and property loss reserves).

The nominal decrease in the underwriting expense ratio to 24.2% in 2018 (excluding the impact of reduced net premiums earned related to the Advent reinsurance transaction) from 24.3% in 2017 principally reflected the increase in net premiums earned at Group Re, Polish Re and Colonnade Insurance, partially offset by the impact of Fairfax Latam (primarily related to the timing difference between net premiums written that are earned over the coverage period and underwriting expenses that are recognized when incurred). Although Fairfax Latam's underwriting expense ratio improved significantly year-over-year, it continues to be elevated relative to the other companies in its reporting segment.

The commission expense ratio decreased to 15.5% in 2018 (excluding the impact of reduced net premiums earned related to the Advent reinsurance transaction) from 18.8% in 2017, principally due to decreases at Group Re (primarily reflecting net premiums earned related to the third party adverse development cover which did not incur any commission expense and lower profit commissions paid) and Bryte Insurance (primarily reflecting higher profit commission received and the impact of the Bryte loss portfolio transfer in 2017 which reduced net premiums earned). The change in Fairfax Latam's commission expense ratio reflected the impact of the lag from the change from proportional reinsurance in 2017 (with high ceding commissions) to a combination of proportional reinsurance and non-proportional reinsurance in 2018 (with lower ceding commissions).

Excluding the year-over-year impacts of the Advent reinsurance transaction, the acquisitions of Fairfax Latam and the business and renewal rights of the insurance operations of AIG in central and eastern Europe ("CEE") and the Bryte LPT, gross premiums written, net premiums written and net premiums earned in 2018 and 2017 were as set out in the following table:

	2018			2017
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and Reinsurance – Other – as reported	1,792.9	1,124.2	1,065.6	1,244.3	863.3	790.6
Advent reinsurance transaction	–	95.0	79.3	–	–	–
Fairfax Latam	(614.0)	(317.6)	(239.1)	(166.5)	(97.7)	(68.5)
Business and renewal rights of the insurance operations acquired from AIG in CEE	(140.3)	(95.6)	(85.0)	(57.0)	(44.1)	(23.7)
Bryte loss portfolio transfer	–	–	–	–	32.2	32.2

Insurance and Reinsurance – Other – as adjusted	1,038.6	806.0	820.8	1,020.8	753.7	730.6

Percentage change (year-over-year)	1.7%	6.9%	12.3%

Gross premiums written (as adjusted) increased by 1.7% in 2018, principally reflecting increases at Colonnade Insurance (primarily related to organic growth), Group Re (primarily related to the impact of the third party adverse development cover, partially offset by lower writings in the assumed commercial automobile line of business) and Polish Re (primarily related to increased writings in the property and agricultural reinsurance lines of business), partially offset by decreases at Advent (primarily related to the impact of the decision to place Advent into run-off). Net premiums written (as adjusted) increased by 6.9% in 2018 consistent with the growth in gross premiums written and also reflected increases at Advent (principally reflecting higher reinstatement premiums paid in 2017 related to the catastrophe losses in 2017) and a reduction in reinsurance purchased by Group Re in 2018. Net premiums earned (as adjusted) increased by 12.3% in 2018 reflecting the growth in net premiums written during 2017 and 2018.

Interest and dividends increased to $46.7 in 2018 from $38.5 in 2017 primarily reflecting the consolidation of the interest and dividends of Fairfax Latam and higher interest income earned (principally reflecting purchases of short-dated U.S. treasury bonds in 2018).

    Run-off

The Run-off business segment was formed with the acquisition of the company's interest in The Resolution Group ("TRG") on August 11, 1999, and currently consists of two groups: the U.S. Run-off group, principally consisting of TIG Insurance Company, and the European Run-off group, principally consisting of RiverStone (UK) and Syndicate 3500 at Lloyd's. The Run-off reporting segment also includes Resolution Group Reinsurance (Barbados) Limited and TIG Insurance (Barbados) Limited, formed to facilitate certain reinsurance transactions. Both groups are managed by the dedicated RiverStone Run-off management operation which has 480 employees in the U.S. and the U.K. Effective September 28, 2018 all assets and liabilities of RiverStone Insurance Limited (previously part of European Run-off) were transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. This transaction did not have any impact on the Run-off reporting segment or the company's consolidated financial reporting. The company expects to windup RiverStone Insurance Limited in 2019 as it simplifies its organizational structure.

Effective January 1, 2019 European Run-off reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior, and will assume approximately $549 of net insurance contract liabilities in exchange for consideration of approximately the same. This transaction will be reflected in the company's consolidated financial reporting in the first quarter of 2019.

Effective October 1, 2018 a portfolio of business comprised of direct UK employers' liability and public liability policies written by a UK insurer relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Also effective October 1, 2018 certain latent claims related to policies issued by the same UK insurer relating to accident years 2002 through 2014 were reinsured by RiverStone (UK). The combination of these two transactions (collectively the "RiverStone (UK) acquisition transactions") resulted in RiverStone (UK) assuming $566.8 of net insurance contract liabilities in exchange for cash consideration of $670.5. Run-off results in 2018 reflected the RiverStone (UK) acquisition transactions as follows: net premiums earned and losses on claims of $37.5 were recorded for the reinsurance component of this transaction; the difference between the cash consideration of $633.0 received for the Part VII transfer and the net insurance contract liabilities assumed of $529.3 decreased losses on claims by $103.7; and operating expenses included a profit commission payable to the UK insurer of $18.8 for these transactions.

On July 11, 2018 Advent announced that certain classes of its business would be transferred to Brit, Allied World and Newline with the remainder of Advent Syndicate 780 placed into run-off. Effective October 1, 2018, Run-off reinsured on a 25% quota share basis Advent's net insurance contract liabilities (including net provision for unearned premiums) that were outstanding on October 1, 2018 (the "Advent reinsurance transaction"). This transaction resulted in Run-off assuming $78.7 of net insurance contract liabilities and $15.7 of net provision for unearned premiums in exchange for cash consideration of $95.0. The 2018 Run-off results reflected, in respect of this transaction, gross premiums written and net premiums written of $95.0, net premiums earned of $79.3, losses on claims of $78.7 and operating expenses of $3.0. This transaction is eliminated within Fairfax's consolidated financial reporting. Effective January 1, 2019, Advent will be reported in the Run-off reporting segment. Refer to the Insurance and Reinsurance – Other section of this MD&A for additional details.

Effective November 30, 2018, Run-off Syndicate 3500 agreed to reinsure a portfolio of business written by Brit Syndicate 2987 including non-US professional indemnity, UK employer's liability, UK public liability and a number of legacy lines of business, relating to accident years 2018 and prior (the "Brit reinsurance transaction"). This transaction resulted in Run-off assuming $170.4 of net insurance contract liabilities in exchange for cash consideration of $174.4. The 2018 Run-off results reflected, in respect of this transaction, gross premiums written, net premiums written and net premiums earned of $174.4 and losses on claims of $170.4. This transaction is eliminated within Fairfax's consolidated financial reporting.

Effective in December 2018, Run-off agreed to reinsure two separate third party runoff portfolios comprised of exposures to asbestos, pollution and other hazards ("APH") related to accident years 1999 and prior (assumed by RiverStone UK) and Irish employer's liability and public liability exposures related to accident years 2018 and prior (assumed by Syndicate 3500) (collectively the "Other 2018 reinsurance transactions"). These transactions resulted in Run-off assuming $102.6 of net insurance contract liabilities in exchange for cash consideration of $113.5. The 2018 Run-off results reflected, in respect of this transaction, gross premiums written, net premiums written and net premiums earned of $113.5, losses on claims of $102.6 and operating expenses of $1.4 (related to a commission paid by Run-off to a third party for facilitating this transaction).

Set out below is a summary of the operating results of Run-off for the years ended December 31, 2018 and 2017.

	Reinsurance transactions(1)	Run-off(2)	2018	2017
Gross premiums written	419.2	(0.3)	418.9	8.4

Net premiums written	414.2	(0.7)	413.5	8.3

Net premiums earned	398.7	5.9	404.6	20.1

Losses on claims	(285.5)	(216.8)	(502.3)	(125.4)
Operating expenses	(23.2)	(121.5)	(144.7)	(102.1)
Interest and dividends	–	43.7	43.7	28.9
Share of profit (loss) of associates	–	0.8	0.8	(6.1)

Operating profit (loss)	90.0	(287.9)	(197.9)	(184.6)

(1)
Reinsurance transactions are comprised of the RiverStone (UK) acquisition transactions, the Advent reinsurance transaction, the Brit reinsurance transaction and the Other 2018 reinsurance transactions (collectively the "fourth quarter of 2018 reinsurance transactions") as described in the preceding paragraphs.

(2)
Run-off prior to the fourth quarter of 2018 reinsurance transactions referenced in the preceding footnote.

References to 2018 throughout the remainder of this section exclude the impact of the fourth quarter of 2018 reinsurance transactions referenced in footnote (1) above.

Run-off reported an operating loss of $287.9 in 2018 compared to an operating loss of $184.6 in 2017.

Losses on claims of $216.8 in 2018 principally reflected net adverse prior year reserve development of $197.1 and $11.3 at U.S. Run-off and European Run-off respectively. Net adverse prior year reserve development at U.S. Runoff was principally comprised of $143.6 related to APH exposures assumed primarily from Crum & Forster and in the legacy portfolio of Clearwater Insurance, $38.6 of strengthening of other loss reserves principally related to construction defect and habitational risk exposures and $31.7 of strengthening of unallocated loss adjustments expenses principally at TIG Insurance, partially offset by $16.8 of net favourable emergence on workers' compensation loss reserves principally at TIG Insurance. Net adverse prior year reserve development of $11.3 at European Run-off principally related to reserve strengthening on one specific loss.

Losses on claims of $125.4 in 2017 principally reflected net adverse prior year reserve development of $145.9 at U.S. Run-off, partially offset by net favourable prior year reserve development of $33.4 at European Run-off. Net adverse prior year reserve development at U.S. Run-off was principally comprised of $182.5 related to APH exposures assumed primarily from Crum & Forster and in the legacy portfolio of Clearwater Insurance, partially offset by $39.0 of net favourable emergence on workers' compensation loss reserves principally at TIG Insurance. Net favourable prior year reserve development of $33.4 at European Run-off principally related to the World Trade Center aviation market settlement of $27.8.

Operating expenses increased to $121.5 in 2018 from $102.1 in 2017, primarily reflecting an increase in provision for uncollectible reinsurance and higher personnel and information technology expenses, partially offset by lower legal fees and lower profit sharing payments made to a broker in connection with an acquired portfolio of construction defect claims.

Interest and dividends increased to $43.7 in 2018 from $28.9 in 2017, primarily as a result of lower total return swap expenses, increased dividend income on common stocks and higher interest income earned (principally due to purchases of short-dated U.S. treasury bonds in 2018).

Share of profit of associates of $0.8 in 2018 primarily reflected Run-off's share of net gains on sales and net unrealized appreciation of investment property of the KWF LPs, and increased share of profit of Resolute, partially offset by a non-cash impairment charge of $19.3 related to an associate (Thai Re). Share of loss of associates of $6.1 in 2017 included a non-cash impairment charge of $10.2 related to an associate (Thai Re).

In 2018 and 2017, Fairfax augmented Run-off's capital with net contributions of $136.3 and $26.3 respectively, comprised of cash and marketable securities.

Run-off's cash flows may be volatile as to timing and amount, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only subsequently collected in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

    Other

	2018
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	2,013.4	430.3	1,202.4	788.1	4,434.2
Expenses	(1,890.7)	(403.3)	(1,184.1)	(698.0)	(4,176.1)

Pre-tax income before interest expense and other	122.7	27.0	18.3	90.1	258.1
Interest and dividends(5)	8.3	(11.0)	–	15.5	12.8
Share of profit of associates	0.9	83.7	8.8	16.0	109.4
Net gains (losses) on investments(6)	(7.9)	80.0	841.0	(12.7)	900.4

Pre-tax income before interest expense	124.0	179.7	868.1	108.9	1,280.7

	2017
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	1,441.7	336.0	1,009.6	470.3	3,257.6
Expenses	(1,322.5)	(315.9)	(953.1)	(404.5)	(2,996.0)

Pre-tax income before interest expense and other	119.2	20.1	56.5	65.8	261.6
Interest and dividends(5)	7.7	(116.8)	–	4.2	(104.9)
Share of profit of associates	–	45.5	0.3	9.6	55.4
Net gains (losses) on investments	(0.4)	(4.6)	0.6	11.6	7.2

Pre-tax income (loss) before interest expense	126.5	(55.8)	57.4	91.2	219.3

(1)
Comprised primarily of Recipe (formerly Cara) and its subsidiaries The Keg, Pickle Barrel (acquired on December 1, 2017), St-Hubert and Original Joe's, Toys "R" Us Canada (acquired on May 31, 2018), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics) and Saurashtra Freight (acquired on February 14, 2017). These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess (until its deconsolidation on March 1, 2018) and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)
Comprised primarily of Dexterra (acquired on March 7, 2018), Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), Mosaic Capital (consolidated on January 26, 2017), Pethealth and Boat Rocker.

(5)
Interest and dividends of Fairfax India are net of investment management and administration fees paid to Fairfax of $33.9 and $139.7 in 2018 and 2017.

(6)
Net gains (losses) on investments of Thomas Cook India include a non-cash gain of $889.9 related to the deconsolidation of Quess.

Restaurants and retail

Year ended December 31, 2018

On August 31, 2018 the company, together with the respective non-controlling interests, contributed 100% of the ownership interests in Sporting Life and Golf Town to a new holding company. Subsequent to the reorganization, the company holds a controlling 65.1% ownership interest in each of Sporting Life and Golf Town through the new holding company.

On May 31, 2018 the company acquired a 100% equity interest in Toys "R" Us (Canada) Ltd. ("Toys "R" Us Canada") from Toys "R" Us – Delaware, Inc. for cash consideration of $41.1 (Cdn$53.3) and an additional investment of $193.7 (Cdn$251.3) that Toys "R" Us Canada used to repay its debtor in possession financing loan. Toys "R" Us Canada is a specialty retailer of toys and baby products with 82 stores across Canada.

On February 22, 2018 the company completed the sale of its 51.0% ownership interest in The Keg to Recipe Unlimited Corporation ("Recipe"; formerly Cara Operations Limited) for consideration of $74.6 (Cdn$94.7), comprised of cash of $7.9 (Cdn$10.0) and 3,400,000 Recipe subordinate voting shares. The other shareholders of The Keg sold their 49.0% ownership interest to Recipe for $82.7 (Cdn$105.0), comprised of cash of $74.8 (Cdn$95.0) and 401,284 Recipe subordinate voting shares. Recipe may be required to pay up to an additional $23.6 (Cdn$30.0) of cash consideration to the other shareholders of The Keg, contingent on the achievement of certain financial objectives within the first three years subsequent to closing. The transaction increased the company's equity interest in Recipe to 43.2% from 40.2% at December 31, 2017.

Year ended December 31, 2017

On December 1, 2017 Recipe acquired a 100% equity interest in Pickle Barrel Restaurants Inc. ("Pickle Barrel") for purchase consideration of $16.9 (Cdn$21.5). Pickle Barrel operates restaurants and provides catering services in the province of Ontario.

The year-over-year increases in the revenue and expenses of Restaurants and retail in 2018 primarily reflected the consolidation of Toys "R" Us Canada on May 31, 2018.

Fairfax India

Subsequent to December 31, 2018

On September 17, 2018 Fairfax India entered into an agreement with Sanmar Chemicals Group ("Sanmar") pursuant to which Fairfax India's $299.0 principal amount of Sanmar bonds, including accrued interest, will be settled for equivalent proceeds comprised of an additional 12.9% equity interest in Sanmar valued at approximately $202 (14.1 billion Indian rupees) and cash. The cash portion of the proceeds had a value of approximately $191 at December 31, 2018 based on the fair value of the Sanmar bonds of approximately $393 at that date. Closing of the transaction will increase Fairfax India's ownership interest in Sanmar to 42.9% from 30.0%, is subject to customary conditions and third party consents, and is expected to be completed in the first half of 2019. Sanmar is one of the largest suspension PVC manufacturers in India.

Year ended December 31, 2018

On October 19, 2018 Fairfax India invested $88.5 (6.5 billion Indian rupees) in The Catholic Syrian Bank Limited ("CS Bank") and received common shares and warrants representing a 36.4% effective equity interest. Fairfax India has committed to invest approximately $80 (5.6 billion Indian rupees) in exchange for additional warrants of CS Bank within 18 months of the initial closing date to increase its effective equity interest in CS Bank to approximately 51%. At that time the company expects it will continue to apply the equity method of accounting to its investment in CS Bank, primarily because of extensive government regulation of the banking sector in India, including restricted board representation and shareholders being limited to 15% of available voting rights. CS Bank, established in 1920, is a private company headquartered in Thrissur, India, offering banking services through 418 branches and 270 automated teller machines across India.

On May 16, 2018 Fairfax India increased its equity interest in Bangalore International Airport Limited ("Bangalore Airport") to 54.0% by acquiring an additional 6.0% for cash consideration of $67.4 (4.6 billion Indian rupees). The company continues to apply the equity method of accounting to its investment in Bangalore Airport because of extensive Indian government regulation of, and participation in, Bangalore Airport's relevant activities. Bangalore Airport operates the Kempegowda International Airport in Bangalore, India through a public-private partnership.

Pursuant to the company's investment advisory agreement with Fairfax India, on March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

Year ended December 31, 2017

On March 14, 2017 Fairchem Speciality Limited ("Fairchem") and Privi Organics Limited ("Privi Organics") completed their previously announced merger, with the merged entity continuing under the Fairchem name. As a result of the merger, Fairfax India, which had acquired a 44.7% interest in Fairchem on February 8, 2016 and a 50.8% interest in Privi Organics on August 26, 2016, became the dominant shareholder in Fairchem with a 48.7% interest. Prior to the merger, the company consolidated Privi Organics and applied the equity method of accounting to its investment in Fairchem.

On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight Private Limited ("Saurashtra Freight") for cash consideration of $30.0 (2.0 billion Indian rupees). Saurashtra Freight operates a container freight station at the Mundra Port in the Indian state of Gujarat.

On January 13, 2017 the company acquired 12,340,500 subordinate voting shares of Fairfax India for $145.0 ($11.75 per share) in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 net of commissions and expenses. Combined with various open market purchases of Fairfax India subordinate voting shares, the company's multiple voting shares and subordinate voting shares represented 93.6% of the voting rights and 30.2% of the equity interest in Fairfax India at the close of the private placement and public offering.

The year-over-year increases in the revenue and expenses of Fairfax India in 2018 primarily reflected growth in business volume at NCML and Fairchem, and the consolidation of Fairchem subsequent to its merger with Privi Organics on March 14, 2017. Interest and dividends in 2017 included an accrual of a performance fee payable to Fairfax by Fairfax India of $114.4 (nil in 2018). The performance fee was for the period January 30, 2015 to December 31, 2017 as Fairfax India's common shareholders' equity per share at December 31, 2017 surpassed a specified hurdle for that period, and represented an intercompany transaction that was eliminated on consolidation.

The increase in share of profit of associates in 2018 primarily reflected increased contribution from Bangalore Airport (acquired March 24, 2017) and IIFL Holdings. Net gains on investments of $80.0 in 2018 compared to net losses on investments of $4.6 in 2017 primarily reflected higher net gains on common stocks and corporate and Government of India bonds, partially offset by foreign exchange losses on Fairfax India's term loans as a result of the strengthening of the U.S. dollar relative to the Indian rupee.

Thomas Cook India

Year ended December 31, 2018

On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess Corp Limited ("Quess") that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

Upon adoption of IFRS 15 Revenue from Contracts with Customers on January 1, 2018, Thomas Cook India determined that it should report in other revenue the gross receipts from certain of its travel related businesses, and the associated cost of sales in other expenses. This change in revenue recognition increased Thomas Cook India's reported revenue and cost of sales by $770.1 for the year ended December 31, 2018, with no impact on net earnings. Prior to the adoption of IFRS 15, Thomas Cook India only reported the net commissions earned on this business as other revenue. For further details see note 3 (Summary of Significant Accounting Policies, under the heading "New accounting pronouncements adopted in 2018") in the company's consolidated financial statements for the year ended December 31, 2018.

Year ended December 31, 2017

On December 27, 2017 Quess acquired the facility management and catering business of Manipal Integrated Services Private Limited ("Manipal") for $152.5 (9.8 billion Indian rupees), primarily comprised of the issuance of $117.7 (7.5 billion Indian rupees) of Quess common shares to Manipal shareholders and the reinvestment of $34.3 (2.2 billion Indian rupees) of Quess' existing holdings of Manipal preferred shares upon cancellation of those shares. In November of 2017 Thomas Cook India sold a 5.4% equity interest in Quess for cash proceeds of $96.8 (6.3 billion Indian rupees). On August 18, 2017 Quess raised $132.2 (8.5 billion Indian rupees) in net proceeds following the completion of a private placement of common shares with institutional investors. These transactions at Thomas Cook India and Quess collectively reduced the company's indirect ownership of Quess from 42.1% to 33.1%. Quess is a provider of staffing and facilities management services.

The year-over-year increases in the revenue and expenses of Thomas Cook India in 2018 primarily reflected increased revenue and expenses at Thomas Cook India (reflecting the adoption of IFRS 15 as described in the Sources of Income section of this MD&A), partially offset by the deconsolidation of Quess on March 1, 2018. Net gains on investments in 2018 included the non-cash gain of $889.9 recognized on deconsolidation of Quess.

Other

Subsequent to December 31, 2018

On February 5, 2019 shareholders of AGT Food & Ingredients Inc. ("AGT") approved a previously announced management led take-private transaction pursuant to which a buying group, which included the company, would acquire all of the issued and outstanding common shares of AGT not already owned by the buying group for Cdn$18.00 per common share. The company has committed to loan the purchaser entity up to $256.3 (Cdn$350.0)

to, among other things, acquire all of the outstanding common shares of AGT (other than those owned by the buying group). Closing of the transaction is subject to receipt of certain regulatory approvals and is expected to occur in the first half of 2019. Upon closing, the company will exchange its holdings of AGT shares (183,700 common shares and 19,000,000 preferred shares with carrying values of $2.2 and $97.0 at December 31, 2018) for an approximate 60% controlling equity interest in the purchaser entity. AGT is one the world's largest suppliers of pulses, staple foods and food ingredients and is listed on the Toronto Stock Exchange.

On January 4, 2019 Fairfax Africa acquired an additional 41.2% equity interest in Consolidated Infrastructure Group ("CIG") for $49.7 (696 million South African rand) which increased its total equity interest in CIG to 49.1%. Fairfax Africa will have de facto voting control as CIG's largest shareholder, and as an owner of currently exercisable CIG convertible debentures that, if converted, would provide majority voting control. The company, through its subsidiary Fairfax Africa, will consolidate the assets, liabilities and results of operations of CIG in its consolidated financial reporting in the first quarter of 2019 in the Other reporting segment. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange.

On November 26, 2018 Grivalia Properties REIC ("Grivalia Properties") and Eurobank Ergasias S.A. ("Eurobank") announced a planned merger of Grivalia Properties into Eurobank. Shareholders of Grivalia Properties, including the company, will receive a pre-merger dividend of €0.42 per share and approximately 15.8 newly issued Eurobank shares in exchange for each share of Grivalia Properties. Closing of the transaction is subject to shareholder and regulatory approvals and is expected to occur in the second quarter of 2019. At December 31, 2018 the company owned equity interests of approximately 53% and 18% in Grivalia Properties and Eurobank respectively, and expects to own approximately 32% of the merged entity upon closing. Eurobank is a financial services provider in Greece and is listed on the Athens Stock Exchange.

Year ended December 31, 2018

On June 18, 2018 Fairfax Africa completed a bought deal secondary public offering of 12,300,000 subordinate voting shares at a price of $12.25 per share, resulting in net proceeds of $148.3 after commission and expenses, to provide financing for the acquisition of additional African Investments. The company acquired 4,100,000 subordinate voting shares for $50.2 through the public offering, and an additional 645,421 subordinate voting shares for $7.6 through open market purchases.

On March 7, 2018 the company acquired the services business carried on in Canada by Carillion Canada Inc. and certain affiliates thereof relating to facilities management of airports, commercial and retail properties, defense facilities, select healthcare facilities and on behalf of oil, gas and mining clients. The acquired business was subsequently renamed Dexterra Integrated Facilities Management ("Dexterra"). Dexterra is an infrastructure services company that provides asset management and operations solutions to industries and governments.

Year ended December 31, 2017

On July 4, 2017 the company acquired control of Grivalia Properties REIC ("Grivalia Properties") by increasing its equity interest to 52.6% through the acquisition of an additional 10.3% equity interest from Eurobank Ergasias S.A. for cash consideration of $100.0 (€88.0) and commenced consolidation. Grivalia Properties is a real estate investment company listed on the Athens Stock Exchange.

On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its 39.6% indirect interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $493.3 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 ($10.00 per share) investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

On January 26, 2017 the company invested $114.5 (Cdn$150.0) in securities of Mosaic Capital Corporation ("Mosaic Capital") issued through a private placement comprised of: (i) Cdn$100.0 principal amount of 6.00% senior preferred securities; (ii) Cdn$50.0 principal amount of 5.00% senior secured debentures; and (iii) warrants entitling the company to acquire up to 17,026,106 common shares of Mosaic Capital at a price of Cdn$8.81 per common share at any time until January 26, 2024 (the "Mosaic Capital warrants"). The company's Mosaic Capital warrants represent a potential voting interest of approximately 62% (assuming all holders of Mosaic Capital convertible securities, including the company, exercised their options to convert), giving the company the ability to control Mosaic Capital.

The year-over-year increases in the revenue and expenses of Other in 2018 reflected the inclusion of the full year revenue and expenses of Mosaic Capital and Grivalia Properties, and the consolidation of Dexterra (on March 7, 2018). The increase in share of profit of associates in 2018 reflected the contribution from Atlas Mara (acquired August 31, 2017), partially offset by increased share of loss of AFGRI at Fairfax Africa. The decrease in net gains on investments in 2018 reflected net losses on corporate bonds and convertible debentures at Fairfax Africa.

    Interest and Dividends

An analysis of interest and dividends is presented in the Investments section of this MD&A.

    Share of Profit of Associates

An analysis of share of profit of associates is presented in the Investments section of this MD&A.

    Net Gains (Losses) on Investments

An analysis of consolidated net gains (losses) on investments is provided in the Investments section of this MD&A.

    Interest Expense

Consolidated interest expense of $347.1 in 2018 (2017 – $331.2) was comprised as follows:

	2018	2017
Holding company	197.4	224.1
Insurance and reinsurance companies	55.6	41.3
Non-insurance companies(1)	94.1	65.8

	347.1	331.2

(1)
Borrowings and related interest expense are non-recourse to the holding company.

The decrease in interest expense incurred at the holding company in 2018 principally reflected the redemption on June 15, 2018 of $500.0 principal amount of 5.80% senior notes due 2021, the redemption on December 29, 2017 of Cdn$388.4 principal amount of 7.50% senior notes due 2019, lower borrowings on the holding company credit facility year-over-year, the redemption on April 30, 2018 of Cdn$267.3 principal amount of 7.25% senior notes due 2020, the repayment on December 13, 2017 of purchase consideration payable upon maturity and the repayment on April 15, 2018 of $144.2 principal amount of 7.375% senior notes upon maturity, partially offset by the issuance on April 17, 2018 of $600.0 principal amount of 4.85% unsecured senior notes due 2028, the issuance of €750.0 principal amount of 2.75% unsecured senior notes due 2028 on March 29, 2018 (€600.0) and May 18, 2018 (€150.0) and the issuance on December 4, 2017 of Cdn$650.0 principal amount of 4.25% unsecured senior notes due 2027.

The increase in interest expense incurred at the insurance and reinsurance companies in 2018 principally reflected the inclusion of the full year interest expense of Allied World, partially offset by the repurchase and redemption of Allied World's $300.0 principal amount of 5.50% senior notes due 2020.

The increase in interest expense incurred at the non-insurance companies in 2018 principally reflected increased borrowings at Fairfax India (primarily related to the replacement of its $400.0 one-year term loan due July 2018 with a $550.0 one-year term loan due June 2019), Grivalia Properties (primarily related to purchases of investment property and a capital contribution to a joint arrangement) and Recipe, and the consolidation of the borrowings of Toys "R" Us Canada, partially offset by the deconsolidation of the borrowings of Quess.

For further details on the company's borrowings refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2018.

    Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of investment management and administration fees earned by the holding company, and interest and dividends and share of profit of associates earned on holding company cash and investments.

	2018	2017
Fairfax corporate overhead	153.0	143.7
Subsidiary holding companies' corporate overhead	66.7	49.5
Subsidiary holding companies' non-cash intangible asset amortization(1)	109.3	82.1
Holding company interest and dividends	(37.8)	4.1
Holding company share of profit of associates	(17.2)	(127.7)
Investment management and administration fees	(150.7)	(236.8)
Loss on repurchase of long term debt	58.9	28.6

	182.2	(56.5)

(1)
Non-cash amortization of intangible assets is principally comprised of customer and broker relationships.

Fairfax corporate overhead of $153.0 in 2018 increased from $143.7 in 2017 primarily reflecting increases in employee compensation expense, legal and consulting fees, partially offset by a benefit of $20.0 related to the settlement of a lawsuit and decreased charitable donations.

Subsidiary holding companies' corporate overhead of $66.7 in 2018 increased from $49.5 in 2017 primarily reflecting the consolidation of the corporate overhead of Allied World, partially offset by decreases in charitable donations and restructuring costs (restructuring costs incurred at Advent in 2018 and at Bryte Insurance and Fairfax Latam in 2017) and the absence of expenses incurred in connection with the acquisition of Allied World in 2017.

Subsidiary holding companies' non-cash intangible asset amortization of $109.3 in 2018 increased from $82.1 in 2017 primarily due to amortization of intangible assets at Allied World.

Holding company interest and dividends included total return swap income of $7.8 in 2018 compared to total return swap expense of $16.8 in 2017. Excluding the impact of total return swap income and expense, holding company interest and dividends of $30.0 in 2018 increased from $12.7 in 2017 primarily reflecting increased interest income earned on U.S. treasury bonds, partially offset by decreased dividend income.

Holding company share of profit of associates of $17.2 in 2018 decreased from $127.7 in 2017 primarily reflecting a decrease in share of profit of Eurolife.

Investment management and administration fees of $150.7 in 2018 decreased from $236.8 in 2017 primarily reflecting a performance fee receivable from Fairfax India of $114.4 recorded in 2017, partially offset by incremental investment management fees earned on the investment portfolio of Allied World.

Loss on repurchase of long term debt of $58.9 in 2018 was primarily comprised of a loss of $19.6 (Cdn$25.1) related to the redemption on April 30, 2018 of the company's $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020 and a loss of $38.2 related to the redemption on June 15, 2018 of the company's $500.0 principal amount of 5.80% senior notes due May 15, 2021. Loss on repurchase of long term debt of $28.6 in 2017 arose on the early redemption of Cdn$388.4 principal amount 7.5% unsecured senior notes due 2019 and the purchase of principal amounts of $8.7, $5.8 and $3.3 of the holding company's unsecured senior notes due in 2019, 2020 and 2021. Refer to note 15 (Borrowings) to the consolidated financial statements for the years ended December 31, 2018 and 2017.

Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

    Income Taxes

The company's effective income tax rate in 2018 of 5.1% ($44.2 provision for income taxes) was lower than the company's Canadian statutory income tax rate of 26.5% primarily due to the non-cash gain on deconsolidation of Quess which was not taxable (income tax rate benefit of $235.8 due to the preferential treatment of long term capital gains in India), other non-taxable investment income (principally comprised of dividend income, non-taxable interest income and share of profit of associates in certain jurisdictions) and income taxed at lower rates than the Canadian statutory income tax rate at Allied World, certain subsidiaries of Fairfax India and in Barbados, partially offset by the unrecorded tax benefit of losses and temporary differences, principally in Canada.

The company's effective income tax rate in 2017 of 20.2% ($408.3 provision for income taxes) was lower than the company's Canadian statutory income tax rate of 26.5% primarily due to the impact of net gains on the sales of ICICI Lombard and First Capital which were not taxable in the jurisdictions in which they were held (income tax rate benefits of $246.5 in Mauritius and $269.9 in Barbados respectively) and non-taxable investment income (principally comprised of dividend income, non-taxable interest income and share of profit of associates in certain jurisdictions), partially offset by the revaluation of U.S. deferred tax assets as a result of U.S. tax reform (income tax rate charge of $222.4), losses at Allied World that are taxed at rates lower than the Canadian statutory income tax rate and a reduction in U.S. tax credits and operating losses capitalized in prior years primarily driven by the effects of U.S. tax reform (income tax rate charge of $89.7).

For further details related to the impact of U.S. tax reform on the company's financial reporting, please refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2018.

    Non-controlling Interests

Non-controlling interests principally relate to Allied World, Fairfax India, Recipe (formerly Cara), Grivalia Properties, Thomas Cook India, Fairfax Africa and Brit. For further details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2018.

Components of Consolidated Balance Sheets

    Consolidated Balance Sheet Summary

The assets and liabilities reflected on the company's consolidated balance sheet at December 31, 2018 were primarily impacted by the consolidation of Toys "R" Us Canada (acquired May 31, 2018) and Dexterra (acquired March 7, 2018), and the deconsolidation of Quess. Effective March 1, 2018 Quess ceased to be a consolidated subsidiary and was subsequently reported as an investment in associate with a carrying value of $1,044.6 at December 31, 2018. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018 for additional details related to these transactions.

Holding company cash and investments decreased to $1,557.2 ($1,550.6 net of $6.6 of holding company short sale and derivative obligations) at December 31, 2018 from $2,368.4 at December 31, 2017 ($2,356.9 net of $11.5 of holding company short sale and derivative obligations). Significant cash movements at the holding company in 2018 are as set out in the Financial Condition section of this MD&A under the heading "Liquidity".

Insurance contract receivables increased by $423.8 to $5,110.7 at December 31, 2018 from $4,686.9 at December 31, 2017 primarily reflecting increased business volume at Odyssey Group and Brit.

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $37,432.9 at December 31, 2018 ($37,290.0 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2017 of $37,013.2 ($36,898.5 net of subsidiary short sale and derivative obligations). The increase of $391.5 principally reflected the deconsolidation of Quess, investments in North American investment property and net unrealized gains on short equity exposures, partially offset by net unrealized losses on common stocks and bonds, and the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Indian rupee and euro), in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $10,910.1, primarily reflecting the reinvestment of cash and short term investments into short-dated U.S. treasury bonds, Canadian government bonds and high quality U.S. corporate bonds, partially offset by proceeds from net sales of U.S. state and municipal bonds.

Bonds (including bonds pledged for short sale and derivative obligations) increased by $10,140.4, primarily reflecting the reinvestment of cash and short term investments into short-dated U.S. treasury bonds, Canadian government bonds and high quality U.S. corporate bonds, partially offset by net sales of U.S. state and municipal bonds.

Common stocks decreased by $290.3 primarily reflecting net unrealized losses, partially offset by net purchases of common stocks.

Investments in associates increased by $1,206.7 primarily reflecting the deconsolidation of Quess, share of profit of associates ($221.1), the reinvestment of cash and short term investments into Seaspan ($278.0) and CS Bank ($88.5 by Fairfax India) and additional investments in Bangalore Airport ($67.4 by Fairfax India) and AFGRI ($26.1 by Fairfax Africa), partially offset by dividends and distributions received ($300.9) and divestitures of investments in Arbor Memorial and an insurance brokerage.

Derivatives and other invested assets net of short sale and derivative obligations increased by $281.5 primarily due to investments in North American investment property and equity warrants, and lower net payables to counterparties to foreign currency forward contracts, partially offset by higher net payables to counterparties to total return swaps and net unrealized losses on equity warrants and CPI-linked derivative contracts.

Recoverable from reinsurers increased by $588.4 to $8,400.9 at December 31, 2018 from $7,812.5 at December 31, 2017 primarily reflecting increases at Odyssey Group, Allied World and Brit due to higher business volume, the impact of current period catastrophe losses ceded to reinsurers and an increase at Fairfax Latam reflecting large losses ceded to reinsurers, partially offset by a decrease at Run-off, the impact of foreign currency translation and the receipt of reinsurance recoverables related to the 2017 catastrophe losses.

Deferred income taxes increased by $117.1 to $497.9 at December 31, 2018 from $380.8 at December 31, 2017 primarily reflecting increases in timing differences principally related to investments, partially offset by the utilization of deferred tax assets recorded in prior years related to U.S. operating losses and tax credits.

Goodwill and intangible assets decreased by $395.6 to $5,676.9 at December 31, 2018 from $6,072.5 at December 31, 2017 primarily due to the deconsolidation of Quess (which resulted in the derecognition of goodwill related to Quess and its subsidiaries), the impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar) and continued amortization of intangible assets, partially offset by goodwill related to the acquisition of Dexterra.

The aforementioned acquisition, and the allocation of goodwill of $2,702.7 and intangible assets of $2,974.2 at December 31, 2018 (December 31, 2017 – $2,904.7 and $3,167.8) by operating segment, are described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2018 and it was concluded that no significant impairments had occurred.

Other assets decreased by $260.0 to $4,568.3 at December 31, 2018 from $4,828.3 at December 31, 2017 primarily due to the deconsolidation of Quess, partially offset by the consolidation of Toys "R" Us Canada and Dexterra.

Provision for losses and loss adjustment expenses increased by $470.9 to $29,081.7 at December 31, 2018 from $28,610.8 at December 31, 2017 primarily reflecting the fourth quarter of 2018 reinsurance transactions at Run-off (described in the Run-off section of this MD&A), increases at Odyssey Group, Brit and Colonnade Insurance due to higher business volume and the impact of large losses at Fairfax Latam, partially offset by net favourable prior year claims reserve development (principally at Odyssey Group, Northbridge, Brit, Allied World and Zenith National), the payment of claims related to the 2017 catastrophe losses (principally Hurricanes Harvey, Irma and Maria and the 2017 California wildfires), Run-off's continued progress settling its claims liabilities, and the impact on loss reserves of the strengthening of the U.S. dollar relative to most foreign currencies.

Non-controlling interests decreased by $350.5 to $4,250.4 at December 31, 2018 from $4,600.9 at December 31, 2017 primarily reflecting the impact of Brit's purchase of an 11.2% ownership interest from its minority shareholder, Recipe's purchase of the non-controlling interests in The Keg, net unrealized foreign currency translation losses and dividends paid to non-controlling interests, partially offset by non-controlling interests' share of net earnings, the impact of Fairfax Africa's secondary public offering and the deconsolidation of Quess (increased non-controlling interests by $80.6, comprised of the non-controlling interests' 33.0% share of the non-cash re-measurement gain of $889.9 ($293.1), partially offset by the derecognition of Quess' non-controlling interests of $212.5). For further details refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018.

Comparison of 2017 to 2016 – Total assets increased to $64,090.1 at December 31, 2017 from $43,384.4 at December 31, 2016 primarily reflecting the acquisitions of Allied World, Fairfax Latam, and Mosaic Capital, partially offset by the divestiture of First Capital, pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018.

    Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company's provision for losses and loss adjustment expenses ("LAE") (often called "loss reserves" or "provision for claims") is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company's insurance, reinsurance and run-off operations are subject to several reviews. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company's Chief Actuary. Independent actuaries are also periodically engaged to review an operating company's reserves or reserves for certain lines of business.

The tables below present the company's gross provision for losses and loss adjustment expenses by reporting segment and line of business at December 31:

2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Corporate and Other	Consolidated
Property	297.0	1,585.5	137.4	19.6	844.5	1,270.1	105.3	732.4	4,991.8	119.6	–	5,111.4
Casualty	1,467.6	3,746.4	3,117.0	1,123.6	2,643.2	6,021.1	165.2	737.9	19,022.0	2,775.7	–	21,797.7
Specialty	52.3	322.5	110.7	7.4	777.3	348.4	107.4	333.0	2,059.0	113.6	–	2,172.6

	1,816.9	5,654.4	3,365.1	1,150.6	4,265.0	7,639.6	377.9	1,803.3	26,072.8	3,008.9	–	29,081.7
Intercompany	3.4	144.7	87.9	–	51.3	13.9	1.5	106.1	408.8	775.4	(1,184.2)	–

Provision for losses and LAE	1,820.3	5,799.1	3,453.0	1,150.6	4,316.3	7,653.5	379.4	1,909.4	26,481.6	3,784.3	(1,184.2)	29,081.7

2017

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Corporate and Other	Consolidated
Property	285.5	1,575.6	146.9	23.6	674.7	1,382.8	99.8	604.5	4,793.4	32.9	–	4,826.3
Casualty	1,614.6	3,451.5	3,171.9	1,162.9	2,637.5	5,940.7	159.4	813.1	18,951.6	2,491.9	–	21,443.5
Specialty	57.6	348.5	149.8	7.7	782.2	452.3	100.2	272.6	2,170.9	170.1	–	2,341.0

	1,957.7	5,375.6	3,468.6	1,194.2	4,094.4	7,775.8	359.4	1,690.2	25,915.9	2,694.9	–	28,610.8
Intercompany	6.6	146.2	66.8	–	41.7	12.1	0.1	146.3	419.8	636.1	(1,055.9)	–

Provision for losses and LAE	1,964.3	5,521.8	3,535.4	1,194.2	4,136.1	7,787.9	359.5	1,836.5	26,335.7	3,331.0	(1,055.9)	28,610.8

(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

In the ordinary course of carrying on business, the company's insurance, reinsurance and run-off companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers' compensation business); deposits of funds at Lloyd's in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $6.1 billion of cash and investments pledged by the company's subsidiaries at December 31, 2018, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2018, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary's respective obligations (these pledges do not involve the cross-collateralization by one group company of another group company's obligations).

Claims provisions are established by the company's primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company's reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish estimates of provision for claims. In determining the provision to cover the estimated ultimate liability for all of the company's insurance and reinsurance obligations, a provision is also made for management's calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the two tables that follow excludes the loss reserve development of a subsidiary in the year it is acquired. In the second table below, a subsidiary's provision for claims balance at December 31 in the year of acquisition is included in the line 'Provision for claims of companies acquired during the year at December 31', whereas the net favourable reserve development as set out in the Sources of Net Earnings section of this MD&A and the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Aggregate net favourable development for the years ended December 31, 2018 and 2017 were comprised as shown in the following table:

Insurance and Reinsurance	2018(1)	2017(2)
	Favourable/(Unfavourable)
Northbridge	106.7	93.5
Odyssey Group	345.7	288.1
Crum & Forster	3.9	10.2
Zenith National	85.3	76.4
Brit	99.3	9.5
Allied World	96.6	–
Fairfax Asia	24.4	53.1
Other	26.9	36.3

Operating companies	788.8	567.1
Run-off	(208.4)	(112.5)

	580.4	454.6

(1)
Excludes net favourable development of companies acquired in 2018 – SouthBridge Uruguay ($0.2).

(2)
Excludes net unfavourable development of companies acquired in 2017 – Allied World ($71.9), Fairfax Latam ($6.7) and Prudential Assurance Malaysia ($0.8). Also excluded in 2017 is net favourable development on the CTR Life business ($4.0).

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated

	2018	2017	2016	2015	2014
Provision for claims at January 1 – net	22,412.4	16,289.4	16,596.3	14,378.2	14,981.6
Foreign exchange effect of change in provision for claims	(444.6)	463.3	(103.7)	(559.3)	(496.2)
Provision for claims occurring:
In the current year	8,505.4	6,192.9	5,286.9	4,307.0	4,166.2
In the prior years	(580.4)	(454.6)	(573.7)	(467.5)	(374.4)
Paid on claims during the year related to:
The current year	(2,034.8)	(1,691.3)	(1,304.5)	(1,055.3)	(1,076.7)
The prior years	(5,777.2)	(3,876.8)	(3,695.2)	(2,688.4)	(2,822.7)
Provision for claims of companies acquired and reinsurance transactions during the year at December 31	533.8	5,725.0	83.3	2,681.6	0.4
Divestiture of subsidiary	–	(235.5)	–	–	–

Provision for claims at December 31 before the undernoted	22,614.6	22,412.4	16,289.4	16,596.3	14,378.2
CTR Life(1)	8.0	8.7	12.8	14.2	15.2

Provision for claims at December 31 – net	22,622.6	22,421.1	16,302.2	16,610.5	14,393.4
Reinsurers' share of provision for claims at December 31	6,459.1	6,189.7	3,179.6	3,205.9	3,355.7

Provision for claims at December 31 – gross	29,081.7	28,610.8	19,481.8	19,816.4	17,749.1

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The foreign exchange effect of change in provision for claims principally related to the impact in 2018 of the strengthening of the U.S. dollar relative to most other foreign currencies (principally at Northbridge, Odyssey Group, Fairfax Latam, Brit and Run-off). In general, the company manages foreign currency risk on claims liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future and future development could be significantly different from the past due to many unknown factors.

Available on Fairfax's website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2018 are tables that show the historical reserve reconciliation and the reserve development of Northbridge, Odyssey Group, Crum & Forster, Zenith National, Fairfax Asia and Insurance and Reinsurance – Other (comprised of Group Re, Bryte Insurance, Advent, Fairfax Latin America and Fairfax Central and Eastern Europe), and Run-off's reconciliation of provision for claims.

    Asbestos, Pollution and Other Hazards

  General Discussion

The company's exposure to asbestos claims, environmental pollution and other types of latent hazard claims (collectively "APH exposures") are described in more detail in the following paragraphs.

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims. Substantially all of the company's exposure to asbestos losses are now under the management of Run-off. The vast majority of these claims are presented under policies written many years ago. There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. Further, asbestos litigation itself continues to be an imperfect process for resolving asbestos claims fairly and cost effectively. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify asbestos exposures.

The company also faces claims exposure related to environmental pollution and bodily injury from exposure to potentially harmful products or substances such as breast implants, pharmaceutical products, chemical products, lead-based pigments, tobacco, talc, and in utero exposure to diethylstilbestrol ("DES"). Other latent injury claims arise from insureds' alleged responsibility for sports head trauma, sexual molestation, and opioid addiction. Methyl tertiary butyl ether ("MTBE") contamination of underground drinking water supplies was a significant potential health hazard, and while the company has resolved most of its potential MBTE exposures, some exposure lingers. The company is monitoring the emergence of water and soil contamination claims involving perfluorinated chemicals ("PFCs") which are a group of compounds widely used in water and stain resistant products, as well as firefighting materials. Although still a risk due to occasional unfavourable court decisions, lead pigment bodily injury litigation has had some favourable underlying litigation developments resulting in this hazard presenting less of a risk to the company. Additionally, the company is evaluating a recent court decision finding certain paint manufacturers liable for the presence of and abatement of lead paint in residential structures based on those manufacturers' advertising practices decades ago. The company continues to monitor claims alleging breast cancer as a result of in utero exposure to DES, a synthetic estrogen supplement prescribed to prevent miscarriages or premature births. Since first emerging several years ago, the DES breast cancer claims have not progressed due to a lack of widely accepted scientific support for such claims. The company is also monitoring an emerging body of claims by women who claim bodily injury from exposure to talc as an ingredient of consumer products such as powders and cosmetics. Many such claims have alleged the talc in these products caused ovarian cancer; other claims assert the talc was contaminated with asbestos which caused ovarian cancer or other more typical asbestos injury such as mesothelioma. Since 2016, a number of large talc verdicts have been awarded against a number of defendants. However, there also have been developments in defendants' favour in recent years, including the reversal of two sizeable plaintiff verdicts by appellate courts based on jurisdictional and scientific defenses as well as several defense verdicts. Whether the other latent injury claims will develop into material exposures to the company is yet to be determined due to the lack of developed scientific proof of causation and significant questions around coverage.

  Asbestos Claims Discussion

Tort reform in the first decade of the millennium, both legislative and judicial, had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continue to be mesothelioma and lung cancer claims, with cases alleging less serious injury continuing to be brought in a small number of jurisdictions. With unimpaired and non-malignant claims brought much less frequently, the litigation industry has focused on the more seriously injured plaintiffs, and the number of mesothelioma cases has not tailed off as expected. Though there are fewer cases overall, the average number of defendants named in each case continues to rise, and each year more defendants not previously sued for asbestos liability are named in lawsuits for the first time. Furthermore, there continues to be an increase in the settlement value of asbestos cases involving malignancies. Defense costs also have increased because the malignancy cases often are more heavily litigated than the non-malignancy cases and because the asbestos litigation process and practices in the U.S. continue to be inefficient. Asbestos trial results have been mixed, with both plaintiff and defense verdicts having been rendered in courts throughout the U.S. Some plaintiffs continue to focus their efforts on maximizing their recoveries in the U.S. tort system from solvent defendants by heavily emphasizing their exposure to these defendants' products and operations, however limited that exposure may have been. Separately, these plaintiffs also seek to recover from the trusts established by the prior bankruptcies of large asbestos manufacturing defendants associated with significant and prolonged worksite contamination, which, in some cases, is not identified in the allegations in the tort system. The unfortunate result in these instances is a disproportionate shift in financial responsibility for alleged asbestos injuries from large bankrupt entities to solvent peripheral defendants. The company continues to implement strategies and initiatives to address these issues and will prudently evaluate and adjust its asbestos reserves as necessary as the litigation landscape continues to evolve. As set out in the table that follows, the company has strengthened asbestos reserves by $138.6 in 2018, or 10.7% of the provision for asbestos claims and ALAE at January 1, 2018.

In November 2018 A.M. Best Company issued its Asbestos Review, where it maintained its estimate of net ultimate asbestos losses in the U.S. property and casualty industry at $100 billion, noting asbestos losses have not slowed down since A.M. Best boosted its estimate to this level in its 2016 report which cited "an unstable environment faced with evolving litigation, increasing secondary exposure cases, and an increase in life expectancy." The company continues to see in the run-off portfolio some of the underlying litigation factors A.M. Best cites. The policyholders with the most significant asbestos exposure continue to be defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The run-off companies are exposed to these risks and face the majority of the direct asbestos exposure within the company. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or "peripheral" defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to be named as defendants. For the most part, these are regional, rather than nationwide defendants. Reinsurance contracts entered into before 1984 also continue to present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990's the company has utilized a sophisticated, non-traditional methodology that draws upon company experience and asbestos claim data sets to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry "best practice" approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are reviewed annually by actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation of exposure the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured's potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; applicable coverage defenses and the impact of the defense strategies and initiatives advanced on behalf of each insured.

Following is an analysis of the company's gross and net loss and ALAE reserves from U.S. asbestos exposures as at December 31, 2018 and 2017, and the movement in gross and net reserves for those years:

	2018		2017
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,292.1	1,033.3	1,347.7	1,065.5
Asbestos losses and ALAE incurred during the year	138.6	114.3	153.0	141.8
Asbestos losses and ALAE paid during the year	(233.2)	(170.1)	(208.6)	(174.0)
Provisions for asbestos losses and ALAE for acquisitions at December 31(1)	20.4	17.8	–	–

Provision for asbestos claims and ALAE at December 31	1,217.9	995.3	1,292.1	1,033.3

(1)
Comprised primarily of the reinsurance component of the RiverStone (UK) acquisition transactions.

  Summary

Management believes that the asbestos reserves reported at December 31, 2018 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These asbestos reserves are continually monitored by management and reviewed by actuaries. To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, the original intent of the policies and the ability to recover reinsurance, adjustments to loss reserves may emerge in future periods.

    Recoverable from Reinsurers

The company's subsidiaries purchase reinsurance to reduce their exposure on the insurance and reinsurance risks they underwrite. Credit risk associated with reinsurance is managed through adherence to internal reinsurance guidelines whereby the company's ongoing reinsurers generally must have high A.M. Best and/or Standard & Poor's financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower were inherited by the company on acquisition of a subsidiary.

Recoverable from reinsurers of $8,400.9 on the consolidated balance sheet at December 31, 2018 consisted of future recoverables from reinsurers on unpaid claims ($6,482.3), reinsurance receivable on paid losses ($792.6) and the unearned portion of premiums ceded to reinsurers ($1,290.8), net of provision for uncollectible balances ($164.8). Recoverables from reinsurers on unpaid claims increased by $266.1 to $6,482.3 at December 31, 2018 from $6,216.2 at December 31, 2017 primarily reflecting increases at Odyssey Group, Allied World and Brit due to higher business volumes, the impact of current period catastrophe losses ceded to reinsurers and an increase at Fairfax Latam reflecting large losses ceded to reinsurers, partially offset by a decrease at Run-off, the impact of foreign currency translation and the payment of claims related to 2017 catastrophe losses ceded to reinsurers.

The following table presents the company's top 25 reinsurance groups (ranked by gross recoverable from reinsurers) at December 31, 2018, which represented 83.1% (December 31, 2017 – 81.0%) of total recoverable from reinsurers.

Reinsurance group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable from reinsurers(3)
Munich	Munich Reinsurance Company	A+	1,175.5	1,050.8
Swiss Re	Swiss Reinsurance America Corporation	A+	856.3	847.2
AIG	New Hampshire Insurance Company	A	705.2	676.2
Markel	Markel CATco Reinsurance Limited	A	569.6	242.3
Lloyd's	Lloyd's	A	536.9	530.6
Everest	Everest Reinsurance (Bermuda), Ltd	A+	369.1	306.0
Axis	Axis Reinsurance Company	A+	320.5	309.5
HDI	Hannover Rück SE	A+	276.9	267.0
Berkshire Hathaway	General Reinsurance Corporation	A++	273.4	272.7
Risk Management Agency	Federal Crop Insurance Corporation	NR	272.6	272.6
Alleghany	Transatlantic Reinsurance Company	A+	179.8	178.0
EXOR	Partner Reinsurance Company of the U.S.	A	150.9	146.3
AXA	XL Reinsurance America Inc	A+	148.6	138.6
Liberty Mutual	Liberty Mutual Insurance Company	A	147.8	147.5
SCOR	SCOR Reinsurance Company	A+	145.8	144.6
Arch Capital	Arch Reinsurance Company	A+	137.3	133.0
RenaissanceRe	Renaissance Reinsurance US Inc	A+	131.5	121.2
Tokio Marine	Tokio Millennium Re AG	A+	127.9	117.1
WR Berkley	Berkley Insurance Company	A+	108.5	106.6
Chubb	Chubb Tempest Reinsurance Ltd	A++	87.3	59.0
Aspen	Aspen Insurance UK Ltd	A	83.1	83.1
Aeolus	Aeolus Re Ltd	NR	82.8	0.1
QBE	QBE Reinsurance Corporation	A	81.6	80.7
Singapore Re	Singapore Reinsurance Corporation Ltd	A-	80.2	80.2
Sompo Holdings	Endurance Assurance Corporation	A+	72.0	70.3

Top 25 reinsurance groups			7,121.1	6,381.2
Other reinsurers			1,444.6	1,106.0

Gross recoverable from reinsurers			8,565.7	7,487.2
Provision for uncollectible reinsurance			(164.8)	(164.8)

Recoverable from reinsurers			8,400.9	7,322.4

(1)
Financial strength rating of principal reinsurer (or of the group, if principal reinsurer is not rated).

(2)
Excludes specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

The following table presents recoverable from reinsurers of $8,400.9 at December 31, 2018 separately for the insurance and reinsurance operations and for the run-off operations, according to the financial strength rating of the reinsurers. Pools and associations, shown separately, generally consist of government or similar insurance funds carrying limited credit risk. At December 31, 2018 approximately 7.2% (December 31, 2017 – 8.7%) of recoverable from reinsurers related to run-off operations.

	Insurance and Reinsurance			Run-off			Consolidated
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers
A++	304.7	28.6	276.1	65.1	0.3	64.8	369.8	28.9	340.9
A+	3,966.2	248.2	3,718.0	259.0	16.6	242.4	4,225.2	264.8	3,960.4
A	2,123.0	75.8	2,047.2	132.2	9.7	122.5	2,255.2	85.5	2,169.7
A-	241.0	6.5	234.5	6.9	3.1	3.8	247.9	9.6	238.3
B++	30.0	8.5	21.5	2.4	2.0	0.4	32.4	10.5	21.9
B+	1.0	–	1.0	0.5	0.3	0.2	1.5	0.3	1.2
B or lower	7.6	1.6	6.0	2.7	0.2	2.5	10.3	1.8	8.5
Not rated	870.7	604.5	266.2	268.9	68.9	200.0	1,139.6	673.4	466.2
Pools and associations	279.2	3.7	275.5	4.6	–	4.6	283.8	3.7	280.1

	7,823.4	977.4	6,846.0	742.3	101.1	641.2	8,565.7	1,078.5	7,487.2
Provision for uncollectible reinsurance	(28.9)		(28.9)	(135.9)		(135.9)	(164.8)		(164.8)

Recoverable from reinsurers	7,794.5		6,817.1	606.4		505.3	8,400.9		7,322.4

To support recoverable from reinsurers balances, the company had the benefit of letters of credit or trust funds totaling $1,078.5 at December 31, 2018 as follows:

  •
  for reinsurers rated A – or better, security of $388.8 against outstanding reinsurance recoverables of $7,098.1;

  •
  for reinsurers rated B++ or lower, security of $12.6 against outstanding reinsurance recoverables of $44.2;

  •
  for unrated reinsurers, security of $673.4 against outstanding reinsurance recoverables of $1,139.6; and

  •
  for pools and associations, security of $3.7 against outstanding reinsurance recoverables of $283.8.

In addition to the above security arrangements, Lloyd's is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.

Substantially all of the provision for uncollectible reinsurance of $164.8 at December 31, 2018 related to net unsecured reinsurance recoverables of $497.8 from reinsurers rated B++ or lower, including those that are not rated (which excludes pools and associations).

Based on the preceding analysis of the company's recoverable from reinsurers and on the credit risk analysis performed by the company's reinsurance security department as described below, the company believes that its provision for uncollectible reinsurance has reasonably estimated all incurred losses arising from uncollectible reinsurance at December 31, 2018.

The company's reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the company's reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverables by reinsurer, by operating company, and in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Consolidated net earnings included the pre-tax benefit of ceded reinsurance of $398.2 (2017 – $621.3). The consolidated pre-tax impact of ceded reinsurance was comprised as follows: reinsurers' share of premiums earned (see tables which follow this paragraph); commissions earned on reinsurers' share of premiums earned of $567.4 (2017 – $347.1); losses on claims ceded to reinsurers of $2,774.4 (2017 – $2,367.1); and provision for uncollectible reinsurance of $8.2 (2017 – recovery of $7.7).

Year ended December 31, 2018

	Insurance and Reinsurance
											Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit(1)	Allied World	Fairfax Asia	Other(2)	Operating companies	Run-off		Inter- company(1)(2)	Consolidated
Reinsurers' share of premiums earned	143.9	387.9	383.0	11.1	724.9	922.4	180.1	642.3	3,395.6	5.4	–	(465.6)	2,935.4
Pre-tax benefit (cost) of ceded reinsurance	(38.7)	234.2	86.4	(8.8)	43.7	7.8	(13.1)	96.3	407.8	26.3	–	(35.9)	398.2
(1)
Brit includes $174.4 of reinsurers' share of premiums earned and $4.0 of pre-tax cost of ceded reinsurance related to the intercompany Brit reinsurance transaction with Run-off (described in the Component of Net Earnings section of this MD&A under the heading "Brit").

(2)
Other includes $79.3 of reinsurers' share of premiums earned and $2.4 of pre-tax benefit of ceded reinsurance related to the intercompany Advent reinsurance transaction with Run-off (described in the Component of Net Earnings section of this MD&A under the heading "Insurance and Reinsurance – Other").

Year ended December 31, 2017

	Insurance and Reinsurance
											Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off		Inter- company	Consolidated
Reinsurers' share of premiums earned	121.2	283.1	292.6	11.9	465.8	390.7	330.8	414.1	2,310.2	0.1	–	(209.7)	2,100.6
Pre-tax benefit (cost) of ceded reinsurance	(59.2)	162.0	93.2	(11.8)	155.1	321.9	(49.7)	42.9	654.4	68.7	–	(101.8)	621.3
(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

Reinsurers' share of premiums earned increased from $2,100.6 in 2017 to $2,935.4 in 2018 primarily reflecting the full year results of Allied World and Fairfax Latam (both acquired in 2017), increases at Crum & Forster and Odyssey Group (consistent with increased business volume) and an increase at Brit (primarily reflecting increased use of third party reinsurance), partially offset by a decrease at Fairfax Asia (reflecting the divestiture of First Capital in 2017).

Commissions earned on reinsurers' share of premiums earned increased from $347.1 in 2017 to $567.4 in 2018 commensurate with the increase in reinsurers' share of premiums earned as described in the preceding paragraph.

Reinsurers' share of losses on claims increased from $2,367.1 in 2017 to $2,774.4 in 2018 primarily reflecting the full year results of Fairfax Latam and Allied World (both acquired in 2017), increases at Odyssey Group (primarily related to growth and higher current year loss recoveries in its U.S. crop line of business) and Crum & Forster (commensurate with the increase in reinsurers' share of premiums earned), partially offset by the impact of the divestiture of First Capital and lower current period catastrophe losses ceded to reinsurers. The company recorded net provisions for uncollectible reinsurance of $8.2 in 2018 (2017 – net recoveries of $7.7).

The use of reinsurance in 2018 decreased cash provided by operating activities by approximately $455 (2017 – $469) primarily reflecting the timing of premiums paid to reinsurers in each of 2018 and 2017 which was earlier than the collection of reinsurance recoverables, principally due to significant current period catastrophe losses in both years.

Investments

    Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for the holding company, its insurance, reinsurance and run-off companies, and Fairfax India and Fairfax Africa. Following a long-term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets, assessing the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and maintaining a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with the company's CEO and one other corporate officer serving as members of Hamblin Watsa's investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by Hamblin Watsa management. The company's Board of Directors, management, insurance, reinsurance and run-off companies, and Fairfax India and Fairfax Africa are kept apprised of significant investment decisions by Hamblin Watsa through the financial reporting process and periodic presentations by Hamblin Watsa management.

    Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) for the company's first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives and credit default swaps and included in common stocks are investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds(2)	Preferred stocks	Common stocks	Real estate(3)	Total(4)	Per share ($)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
--
2009	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010	4,073.4	13,353.5	627.3	5,095.3	150.5	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,448.8	291.6	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,397.6	413.9	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(5)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
2018	7,423.8	20,727.3	264.6	9,738.1	686.8	38,840.6	1,425.97
(1)
IFRS basis for 2010 to 2018; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Includes the company's investment in other funds with a carrying value of $150.3 at December 31, 2018 (December 31, 2017 – $90.9, December 31, 2016 – $157.1, December 31, 2015 – $1,094.0) that are invested principally in fixed income securities.

(3)
Includes the company's equity-accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017.

(4)
Net of short sale and derivative obligations of the holding company and the operating companies commencing in 2004.

(5)
Increase primarily related to Allied World's investment portfolio of $7,918.8, which the company commenced consolidating on July 6,  2017.

Investments per share increased by $11.42 to $1,425.97 at December 31, 2018 from $1,414.55 at December 31, 2017 primarily reflecting the impact of net purchases of shares by the company for treasury for use in its share-based payment awards and for cancellation pursuant to normal course issuer bids, partially offset by the factors that decreased investments described under the heading "Components of Consolidated Balance Sheets" in this MD&A. The company's common shares effectively outstanding decreased to 27,237,947 at December 31, 2018 from 27,751,073 at December 31, 2017. Since 1985, investments per share has compounded at a rate of 18.8% per year, including the impact of acquisitions.

    Interest and Dividends

The majority of interest and dividends is earned by the insurance, reinsurance and run-off companies. Interest and dividends on holding company cash and investments was $30.0 in 2018 (2017 – $12.7) prior to giving effect to total return swap income of $7.8 (2017 – total return swap expense of $16.8). Interest and dividends earned in the company's first year and for the past ten years is presented in the following table.

		Interest and dividends
	Average	Pre-tax			After tax
Year(1)	Investments at carrying value(2)	Amount	Yield(3) (%)	Per share(4) ($)	Amount(5)	Yield(3) (%)	Per share(4) ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
--
2009	20,604.2	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
2018	39,048.0	783.5	2.01	27.59	575.9	1.47	20.28
(1)
IFRS basis for 2010 to 2018; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Comprised of cash and investments at both the holding company and operating companies, net of short sale and derivative obligations commencing in 2004.

(3)
Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.

(4)
Based on the weighted average diluted number of common shares outstanding during the year.

(5)
Tax effected at the company's Canadian statutory income tax rate.

Interest and dividends increased to $783.5 in 2018 from $559.0 in 2017, primarily reflecting increases in interest income from the reinvestment of cash and short term investments into higher yielding, short-dated U.S. treasury bonds, high quality U.S. corporate bonds and Canadian government bonds during 2018 (net purchases of $8,642.2, $2,960.7 and $928.6 respectively), total return swap income in 2018 compared to total return swap expense in 2017 and the consolidation of a full year of the interest and dividends of Allied World acquired in 2017 ($51.3 of incremental interest and dividends earned), partially offset by lower interest income earned as a result of sales of municipal bonds in 2017 and 2018.

The company's pre-tax interest and dividend yield increased from 1.65% in 2017 to 2.01% in 2018 and the company's after-tax interest and dividend yield increased from 1.21% in 2017 to 1.47% in 2018. Prior to giving effect to the interest which accrued to reinsurers on funds withheld of $6.1 (2017 – $2.8) and total return swap income of $17.9 (2017 – total return swap expense of $53.2), interest and dividends in 2018 of $759.5 (2017 – $609.4) produced a pre-tax gross portfolio yield of 1.95% (2017 – 1.80%). The increase in the pre-tax gross portfolio yield was primarily due to the factors described in the preceding paragraph (excluding the impact of total return swaps).

Total return swap income of $17.9 in 2018 compared to total return swap expense of $53.2 in 2017, with the change primarily reflecting closures of short equity total return swaps in 2017 that resulted in decreased total return swap expense in 2018. Total return swap income in 2018 primarily reflected increased dividend income earned on long equity total return swaps.

    Share of Profit of Associates

Share of profit of associates increased to $221.1 in 2018 from $200.5 in 2017, principally reflecting increased share of profit of Resolute and KWF LPs ($73.6 related to sales of investment property located in Dublin, Ireland) and contributions from Atlas Mara and Bangalore Airport (both acquired in 2017), partially offset by non-cash impairment charges related to Thai Re ($46.5) and Astarta ($10.8), the absence of share of profit of ICICI Lombard in 2018, the increased share of loss of Farmers Edge and the share of loss of Astarta (compared to share of profit in 2017).

    Net Gains (Losses) on Investments

Net gains on investments of $252.9 in 2018 (2017 – $1,467.5) was comprised as shown in the following table:

	2018			2017
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks(1)	195.2	(581.4)	(386.2)	125.1	582.7	707.8
Preferred stocks – convertible	5.1	(2.2)	2.9	–	(1.6)	(1.6)
Bonds – convertible	20.2	(191.5)	(171.3)	25.9	207.2	233.1
Gain on disposition of associates(2)(3)	138.9	–	138.9	69.8	–	69.8
Gain on deconsolidation of non- insurance subsidiary(4)	889.9	–	889.9	–	–	–
Other equity derivatives(5)(6)(7)	76.8	(119.1)	(42.3)	(19.9)	77.8	57.9

Long equity exposures	1,326.1	(894.2)	431.9	200.9	866.1	1,067.0
Short equity exposures(6)	(248.0)	209.8	(38.2)	(553.1)	135.2	(417.9)

Net equity exposure and financial effects	1,078.1	(684.4)	393.7	(352.2)	1,001.3	649.1
Bonds	106.0	(144.4)	(38.4)	419.8	(374.9)	44.9
CPI-linked derivatives	–	(6.7)	(6.7)	–	(71.0)	(71.0)
U.S. treasury bond forwards	49.6	(2.9)	46.7	(174.5)	21.3	(153.2)
Other derivatives	0.1	19.8	19.9	(8.4)	8.1	(0.3)
Foreign currency	(33.0)	(98.8)	(131.8)	(95.1)	97.9	2.8
Gain on disposition of insurance and reinsurance associate(8)	–	–	–	930.1	–	930.1
Other	(25.9)	(4.6)	(30.5)	3.7	61.4	65.1

Net gains (losses) on investments	1,174.9	(922.0)	252.9	723.4	744.1	1,467.5

Net gains (losses) on bonds is comprised as follows:
Government bonds	(70.8)	29.1	(41.7)	(2.6)	26.8	24.2
U.S. states and municipalities	212.0	(252.5)	(40.5)	437.5	(370.2)	67.3
Corporate and other	(35.2)	79.0	43.8	(15.1)	(31.5)	(46.6)

	106.0	(144.4)	(38.4)	419.8	(374.9)	44.9

Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2018 for additional details of 2018 transactions described below:

(1)
During 2017 the company increased its equity interest and potential voting interest in EXCO Resources, Inc. ("EXCO") to 15.8% and 21.8% respectively and commenced applying the equity method of accounting, resulting in unrealized losses of $121.6 on EXCO being reclassified to realized losses with a net impact of nil in the consolidated statement of earnings.

(2)
During 2018 the company sold its equity accounted investments in Arbor Memorial Services Inc. and an insurance brokerage for net proceeds of $179.2 (Cdn$235.4) and $58.8 (Cdn$76.3) and recorded net realized gains of $111.8 and $17.6 (Cdn$22.7) respectively.

(3)
During 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.7% and commenced consolidating Grivalia Properties in the Other reporting segment. Accordingly, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and recorded a net realized gain of $51.3.

(4)
During 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(5)
Other equity derivatives include long equity total return swaps, equity warrant forward contracts, equity warrants and call options.

(6)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term investment strategy are presented within net change in unrealized gains (losses).

(7)
Includes the Seaspan equity warrants and equity warrant forward contracts in 2018.

(8)
During 2017 the company sold a 24.3% equity interest in ICICI Lombard for net proceeds of $908.5 and recorded a net realized gain of $595.6. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified to common stock at FVTPL and re-measured to fair value for a net realized gain of $334.5.

Net equity exposure and financial effects:    During 2018 the company's net equity exposure (long equity exposures net of short equity exposures) produced net gains of $393.7 (2017 – $649.1). Net gains on long equity exposures of $431.9 in 2018 was primarily comprised of a net realized gain recorded on the re-measurement of Quess upon its deconsolidation ($889.9), net gains on equity warrant forward contracts ($113.9) and a net realized gain on the disposition of Arbor Memorial ($111.8), partially offset by net losses on common stocks ($386.2) and convertible bonds ($171.3).

The company's short equity exposures produced net losses in 2018 of $38.2 (2017 – $417.9). During 2018 the company closed out $565.8 notional amount of short equity and equity index total return swaps and recognized net losses on investments of $11.4 (inception-to-date realized losses of $248.2 of which $236.8 was recognized as unrealized losses in prior years). During 2017 the company closed out $1,202.9 notional amount of short equity total return swaps and recognized net losses on investments of $237.9 (inception-to-date realized losses of $553.1 of which $315.2 was recognized as unrealized losses in prior years).

Bonds:    Net losses on bonds in 2018 of $38.4 (2017 – net gains on bonds of $44.9) were primarily comprised of net losses on U.S. state and municipal bonds ($40.5) and U.S. treasury bonds ($38.6), partially offset by net gains on corporate and other bonds ($43.8).

CPI-linked derivatives:    The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. During 2018 the company recorded net unrealized losses of $6.7 (2017 – $71.0) on its CPI-linked derivative contracts and did not enter into any new contracts. Refer to note 7 (Short Sales and Derivatives) under the heading "CPI-linked derivatives" in the company's consolidated financial statements for the year ended December 31, 2018 for further details.

Foreign currency:    Net losses on foreign currency in 2018 of $131.8 (2017 – net gains on foreign currency of $2.8) primarily reflected foreign currency net losses on investing activities of $171.3 (principally related to investments denominated in the euro and Indian rupee, both of which weakened against the U.S. dollar), partially offset by foreign currency net gains on underwriting activities of $31.6.

Net gains (losses) on investments by reporting segment:    Net gains (losses) on investments by reporting segment in 2018 and 2017 were comprised as shown in the following tables:

Year ended December 31, 2018

	Insurance and Reinsurance
												Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Other		Consolidated
Long equity exposures(1)	(27.5)	(144.0)	(93.2)	(43.2)	(60.9)	(5.2)	(16.8)	27.5	(363.3)	(83.4)	908.4	(29.8)	431.9
Short equity exposures	0.2	(8.3)	(14.8)	–	–	–	–	(2.0)	(24.9)	(2.5)	–	(10.8)	(38.2)
Bonds	(8.7)	(0.9)	(48.8)	(8.7)	4.7	(25.0)	(10.8)	(6.0)	(104.2)	(15.1)	84.5	(3.6)	(38.4)
U.S treasury bond forwards	0.5	6.7	28.2	3.3	0.3	–	–	0.2	39.2	7.2	–	0.3	46.7
CPI-linked derivatives	(2.8)	2.9	(0.3)	(0.4)	1.2	–	–	(1.5)	(0.9)	0.1	–	(5.9)	(6.7)
Foreign currency	(3.3)	35.5	(9.2)	(6.2)	(13.0)	(23.4)	(44.6)	19.4	(44.8)	(12.9)	(90.6)	16.5	(131.8)
Other	(14.0)	(3.3)	(6.1)	(2.4)	4.6	(13.3)	0.5	8.2	(25.8)	(1.0)	(1.9)	18.1	(10.6)

Net gains (losses) on investments	(55.6)	(111.4)	(144.2)	(57.6)	(63.1)	(66.9)	(71.7)	45.8	(524.7)	(107.6)	900.4	(15.2)	252.9

Year ended December 31, 2017

	Insurance and Reinsurance
												Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(2)	Fairfax Asia	Other	Operating companies	Run-off	Other		Consolidated
Long equity exposures	114.4	362.0	119.1	24.6	80.9	0.6	130.5	80.8	912.9	129.9	23.6	0.6	1,067.0
Short equity exposures	(35.7)	(46.2)	(114.5)	–	–	–	–	(8.3)	(204.7)	(35.1)	–	(178.1)	(417.9)
Bonds	(21.9)	(13.5)	102.6	5.1	(10.4)	(35.5)	11.9	6.9	45.2	8.0	(2.5)	(5.8)	44.9
U.S treasury bond forwards	(2.3)	(29.0)	(84.0)	(8.5)	(1.2)	–	–	(2.4)	(127.4)	(23.5)	–	(2.3)	(153.2)
CPI-linked derivatives	(5.5)	(22.2)	(5.0)	(5.5)	(7.6)	–	–	(17.3)	(63.1)	(1.9)	–	(6.0)	(71.0)
Foreign currency	(5.9)	0.1	9.6	10.3	15.5	10.1	10.7	2.8	53.2	(4.1)	(13.4)	(32.9)	2.8
Other(3)	1.7	1.9	0.1	0.6	1.8	(1.7)	930.8	7.0	942.2	–	(0.5)	53.2	994.9

Net gains (losses) on investments	44.8	253.1	27.9	26.6	79.0	(26.5)	1,083.9	69.5	1,558.3	73.3	7.2	(171.3)	1,467.5

(1)
Includes a net realized gain of $889.9 related to the deconsolidation of Quess in the Other reporting segment.

(2)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(3)
Includes net realized gains of $930.1 on partial disposition and re-measurement of the company's investment in ICICI Lombard at Fairfax Asia.

    Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since the company's inception in 1985. For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company's investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, the calculation of total return on average investments during this period included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments in associates. Effective January 1, 2010 the company adopted IFRS and was required to carry the majority of its investments at FVTPL and as a result, the calculation of total return on average investments for the years 2010 to 2018 includes interest and dividends, net investment gains (losses) recorded in net earnings and changes in net unrealized gains (losses) on equity accounted investments in associates. All amounts described above are included on a pre-tax basis in the calculation of total return on average investments.

						Net gains (losses) recorded in:
								Change in unrealized gains (losses) on investments in associates(6)	Total return on average investments(6)
	Average investments at carrying value(2)	Interest and dividends	Net realized gains (losses)		Change in unrealized gains (losses)	Net earnings (loss)(3)	Other comprehensive income (loss)
Year(1)										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5		9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6		22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(4)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	712.7	–		–	904.3 (4)	1,076.7	(185.2)	2,508.5	12.2
2010	22,270.2	711.5	–		–	28.7	–	98.2	838.4	3.8
2011	23,787.5	705.3	–		–	737.7	–	78.5	1,521.5	6.4
2012	25,185.2	409.3	–		–	639.4	–	79.6	1,128.3	4.5
2013	25,454.7	376.9	–		–	(1,579.8)	–	(44.6)	(1,247.5)	(4.9)
2014	25,527.2	403.8	–		–	1,682.7	–	70.3	2,156.8	8.4
2015	27,604.4	512.2	–		–	(341.3)	–	20.9	191.8	0.7
2016	28,723.4	555.2	–		–	(1,223.3)	–	160.1	(508.0)	(1.8)
2017	33,843.1	559.0	–		–	1,542.4 (5)	–	339.2	2,440.6	7.2
2018	39,048.0	783.5	–		–	221.3	–	(612.9)	391.9	1.0

Cumulative from inception		11,788.5	3,887.8			6,970.2				8.0 (7)

(1)
IFRS basis for 2010 to 2018; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Comprised of cash and investments at both the holding company and operating companies, net of short sale and derivative obligations commencing in 2004.

(3)
Excludes foreign currency net gains (losses) recognized on the company's underwriting activities since 2008.

(4)
Excludes gains on the company's secondary offerings of certain insurance and reinsurance subsidiaries (2004 – $40.1; 2006 – $69.7), losses on repurchase of long term debt at premiums to par (2004 – $27.0; 2006 – $15.7) and other gains and losses arising on transactions involving the common and preferred shares of consolidated insurance and reinsurance subsidiaries (2006 – $8.1 loss; 2009 – $25.9 gain).

(5)
Excludes the $1,018.6 gain on the company's sale of First Capital during 2017.

(6)
Total return on average investments is considered a non-IFRS measure as it includes changes in net unrealized gains (losses) on equity accounted investments in associates and excludes share of profit (loss) of associates.

(7)
Simple average of the total return on average investments for each of the 33 years.

Investment gains have been an important component of the company's financial results since 1985, having contributed an aggregate $11,916.7 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2018, total return on average investments has averaged 8.0%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

    Bonds

Credit Risk

At December 31, 2018, 86.9% (December 31, 2017 – 72.2%) of the fixed income portfolio's carrying value was rated investment grade or better, with 63.5% (December 31, 2017 – 47.1%) rated AA or better (primarily consisting of government obligations). Refer to note 24 (Financial Risk Management) under the heading "Investments in Debt Instruments" in the consolidated financial statements for the year ended December 31, 2018 for a discussion of the company's exposure to the credit risk in its fixed income portfolio.

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $274.3 and $541.1 respectively (2017 – $155.6 and $306.2).

The company's exposure to interest rate risk increased during 2018 reflecting an increase in bond holdings, primarily reflecting the reinvestment of cash and short term investments into short-dated U.S. treasury bonds, high quality U.S. corporate bonds and Canadian government bonds (net purchases of $8,642.2, $2,960.7 and $928.6 respectively), partially offset by sales of U.S. state and municipal bonds (net proceeds of $2,050.5). To reduce its exposure to interest rate risk (specifically exposure to U.S. state and municipal bonds and long dated U.S. treasury bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $471.9 as at December 31, 2018 (December 31, 2017 – $1,693.8). These contracts have an average term to maturity of less than three months and may be renewed at market rates.

The company's exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

    Common Stocks

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The company's equity and equity-related exposure did not change significantly during 2018 compared to 2017.

The company's risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. In the foreseeable future, the company does not expect to apply equity hedging strategies and will remain focused on its long-term value-oriented investment philosophy, seeking investments that are attractively priced, selling at a discount to intrinsic value and afford a margin of safety.

A hypothetical decrease in global equity markets of 5% and 10% at December 31, 2018 would potentially decrease the company's net earnings by $251.3 and $493.8 respectively (2017 – $238.5 and $475.0). The company's net equity exposure and exposure to market price fluctuations are discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

The company's holdings of common stocks and long equity total return swaps at December 31, 2018 and 2017 are summarized by the issuer's primary industry in the table below.

	December 31, 2018(1)	December 31, 2017(1)
Financials and investment funds	4,120.9	4,171.6
Commercial and industrial	966.6	1,356.1
Consumer products and other	451.0	748.2

	5,538.5	6,275.9

(1)
Excludes other funds that are invested principally in fixed income securities of $150.3 at December 31, 2018 (December 31, 2017 – $90.9).

The company's holdings of common stocks and long equity total return swaps at December 31, 2018 and 2017 are summarized by the issuer's country of domicile in the table below.

	December 31, 2018(1)	December 31, 2017(1)
United States	1,466.7	2,078.2
Canada	978.9	1,060.7
India	677.8	621.2
Netherlands	509.4	355.8
Egypt	351.1	367.1
Greece	244.4	434.1
Singapore	178.6	122.9
China	154.8	214.3
Thailand	97.3	111.0
Hong Kong	95.6	115.2
Nigeria	79.0	78.4
United Kingdom	70.8	94.3
Italy	52.6	29.1
Brazil	46.5	38.4
Kuwait	30.8	47.7
Germany	28.6	29.5
All other	475.6	478.0

	5,538.5	6,275.9

(1)
Excludes other funds that are invested principally in fixed income securities of $150.3 at December 31, 2018 (December 31, 2017 – $90.9).

    Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company's exposure to net derivative counterparty risk at December 31, 2018 was estimated to be $95.0 (December 31, 2017 – $66.2).

Refer to note 24 (Financial Risk Management) under the heading "Credit Risk – Counterparties to Derivative Contracts" in the company's consolidated financial statements for the year ended December 31, 2018 for a discussion and tabular analysis of the company's exposure to derivative counterparty risk.

    Float

The company's float (a non-IFRS measure) is the sum of its loss reserves, including loss adjustment expense reserves, unearned premiums and other insurance contract liabilities, less insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing underwriting profit (loss) by the average float in that year. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table presents the accumulated float and the cost (benefit) of generating that float for Fairfax's insurance and reinsurance operations. The average float from those operations increased by 16.8% in 2018 to $19,824.8, at no cost.

Year	Underwriting profit (loss)(1)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
--
2014	552.0	11,707.4	(4.7)%	2.8%
2015	704.5	12,634.9	(5.6)%	2.2%
2016	575.9	13,748.6	(4.2)%	1.9%
2017	(641.5)	16,977.9	3.8%	2.3%
2018	318.3	19,824.8	(1.6)%	2.4%
Weighted average since inception			0.5%	3.6%
Fairfax's weighted average net benefit of float since inception: 3.1%
(1)
IFRS basis for 2010 to 2018; Canadian GAAP basis for 2009 and prior.

Total year-end float for the most recent five years was comprised as follows:

	Insurance and Reinsurance
Year	Northbridge(1)	Odyssey Group(2)	Crum & Forster(3)	Zenith National(4)	Brit(5)	Allied World(6)	Fairfax Asia(7)	Other(8)	Operating companies	Run-off(9)	Total
2014	1,910.8	4,492.3	2,562.7	1,195.2	–	–	524.4	880.4	11,565.8	3,499.2	15,065.0
2015	1,626.1	4,172.2	2,593.6	1,217.1	2,731.8	–	570.7	792.5	13,704.0	3,367.6	17,071.6
2016	1,670.7	4,024.6	2,706.5	1,179.1	2,795.8	–	561.1	855.4	13,793.2	2,879.7	16,672.9
2017	1,760.2	4,439.6	2,860.8	1,177.2	3,078.3	5,457.2	233.5	1,155.8	20,162.6	2,566.9	22,729.5
2018	1,669.6	4,580.1	2,852.2	1,139.1	2,805.7	5,063.7	235.4	1,141.1	19,486.9	3,013.0	22,499.9

During 2018 the company's total float decreased by $229.6 to $22,499.9. A comparison of 2018 to 2017 year-end float for each of the insurance and reinsurance reporting segments is provided below.

(1)
Northbridge's float decreased by 5.1% primarily due to the effect of the strengthening of the U.S. dollar relative to the Canadian dollar. In Canadian dollar terms, Northbridge's float increased by 3.3% primarily due to increases in loss reserves and unearned premiums.

(2)
Odyssey Group's float increased by 3.2% primarily due to increases in loss reserves and unearned premiums, partially offset by increases in insurance balances receivable and reinsurance recoverables. The increases in loss reserves and reinsurance recoverables were principally due to catastrophe losses in 2018. The increase in unearned premiums primarily reflected higher business volumes.

(3)
Crum & Forster's float decreased by 0.3% primarily due to a decrease in loss reserves and an increase in reinsurance recoverables, partially offset by an increase in unearned premiums that reflected higher business volumes.

(4)
Zenith National's float decreased by 3.2% reflecting decreases in loss reserves and unearned premiums due to lower business volumes, partially offset by a decrease in insurance balances receivable.

(5)
Brit's float decreased by 8.9% due to increases in reinsurance recoverables, insurance balances receivable and reinsurance funds withheld, partially offset by increases in loss reserves and unearned premiums. The increase in reinsurance recoverables primarily reflected the intercompany Brit reinsurance transaction with Run-off (described in the Component of Net Earnings section of this MD&A under the heading "Brit"). Brit is included in the company's consolidated financial reporting with effect from June 5, 2015.

(6)
Allied World's float decreased by 7.2% due to increases in insurance balances receivable, reinsurance recoverables, reinsurance funds withheld and lower loss reserves, partially offset by higher unearned premiums. Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(7)
Fairfax Asia's float increased by 0.8% primarily due to an increase in loss reserves and a decrease in insurance balances receivable, partially offset by an increase in reinsurance recoverables.

(8)
Insurance and Reinsurance – Other's float decreased by 1.3% primarily due to the strengthening of the U.S. dollar relative to the Argentine peso, South African rand, Brazilian real and Polish zloty, and higher reinsurance recoverables, partially offset by an increase in loss reserves and lower insurance balances receivable.

(9)
Run-off's float increased by 17.4% primarily due to higher loss reserves, partially offset by higher insurance balances receivable relating to reinsurance transactions undertaken during the year. Higher loss reserves primarily reflected the fourth quarter of 2018 reinsurance transactions (described in the Component of Net Earnings section of this MD&A under the heading "Run-off").

Financial Condition

    Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	December 31,
	2018		2017		2016	2015		2014
Consolidated
Holding company cash and investments (net of short sale and derivative obligations)	1,550.6		2,356.9		1,329.4	1,275.9		1,212.7

Borrowings – holding company	3,859.5		3,475.1		3,472.5	2,599.0		2,656.5
Borrowings – insurance and reinsurance companies	995.7		1,373.0		435.5	468.5		385.9
Borrowings – non-insurance companies	1,625.2		1,566.0		859.6	284.0		136.6

Total debt	6,480.4		6,414.1		4,767.6	3,351.5		3,179.0

Net debt(1)	4,929.8		4,057.2		3,438.2	2,075.6		1,966.3

Common shareholders' equity	11,779.3		12,475.6		8,484.6	8,952.5		8,361.0
Preferred stock	1,335.5		1,335.5		1,335.5	1,334.9		1,164.7
Non-controlling interests	4,250.4		4,600.9		2,000.0	1,731.5		218.1

Total equity	17,365.2		18,412.0		11,820.1	12,018.9		9,743.8

Net debt/total equity	28.4%		22.0%		29.1%	17.3%		20.2%
Net debt/net total capital(2)	22.1%		18.1%		22.5%	14.7%		16.8%
Total debt/total capital(3)	27.2%		25.8%		28.7%	21.8%		24.6%
Interest coverage(4)	3.5	x	7.1	x	n/a	3.9	x	12.3	x
Interest and preferred share dividend distribution coverage(5)	3.0	x	6.0	x	n/a	2.9	x	9.0	x

	December 31,
	2018		2017		2016	2015		2014
Excluding consolidated non-insurance companies
Holding company cash and investments (net of short sale and derivative obligations)	1,550.6		2,356.9		1,329.4	1,275.9		1,212.7

Borrowings – holding company	3,859.5		3,475.1		3,427.5	2,599.0		2,656.5
Borrowings – insurance and reinsurance companies	995.7		1,373.0		435.5	468.5		385.9

Total debt	4,855.2		4,848.1		3,863.0	3,067.5		3,042.4

Net debt(1)	3,304.6		2,491.2		2,533.6	1,791.6		1,829.7

Common shareholders' equity	11,779.3		12,475.6		8,484.6	8,952.5		8,361.0
Preferred stock	1,335.5		1,335.5		1,335.5	1,334.9		1,164.7
Non-controlling interests	1,437.1		1,725.9		523.5	524.3		13.3

Total equity	14,551.9		15,537.0		10,343.6	10,811.7		9,539.0

Net debt/total equity	22.7%		16.0%		24.5%	16.6%		19.2%
Net debt/net total capital(2)	18.5%		13.8%		19.7%	14.2%		16.1%
Total debt/total capital(3)	25.0%		23.8%		27.2%	22.1%		24.2%
Interest coverage(4)(6)	3.2	x	8.0	x	n/a	3.5	x	12.5	x
Interest and preferred share dividend distribution coverage(5)(6)	2.6	x	6.5	x	n/a	2.6	x	8.9	x
(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense, of consolidated non-insurance companies. The ratios for the year ended December 31, 2018 include the non-cash gain of $889.9 from the deconsolidation of Quess.

The company has used substantially all of the net proceeds from its offerings of unsecured senior notes on December 4, 2017 (Cdn$650.0 principal amount), March 29, 2018 (€600.0 principal amount), April 17, 2018 ($600.0 principal amount) and May 18, 2018 (€150.0 principal amount) to retire long term debt, such that its next significant debt maturity is not until 2021. Significant cash movements at the holding company during 2018 are as set out in the Financial Condition section of this MD&A under the heading "Liquidity".

Borrowings – holding company increased by $384.4 to $3,859.5 at December 31, 2018 from $3,475.1 at December 31, 2017 primarily reflecting the issuance of €750.0 principal amount of 2.75% unsecured senior notes due March 29, 2028 and $600.0 principal amount of 4.85% unsecured senior notes due April 17, 2028, partially offset by the redemption of $500.0 principal amount of 5.80% senior notes due May 15, 2021 and $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020, the repayment of $144.2 principal amount of 7.375% senior notes on maturity, and the impact of foreign currency translation on the company's Canadian dollar denominated long term debt.

Borrowings – insurance and reinsurance companies decreased by $377.3 to $995.7 at December 31, 2018 from $1,373.0 at December 31, 2017 primarily reflecting Allied World's redemption of its remaining $291.8 principal amount of 5.50% senior notes due November 15, 2020 and Brit's repayment of $45.0 on its revolving credit facility.

Borrowings – non-insurance companies increased by $59.2 to $1,625.2 at December 31, 2018 from $1,566.0 at December 31, 2017 primarily reflecting increased borrowings at Fairfax India (related to the replacement of its $400.0 one-year term loan due July 10, 2018 with a $550.0 one-year term loan due June 28, 2019) and Grivalia Properties (funding for purchases of investment property and a capital contribution to a joint arrangement), and the consolidation of Toys "R" Us Canada's borrowings, partially offset by the repayment of Fairfax Africa's $150.0 term loan due August 31, 2018 and the deconsolidation of Quess' borrowings.

Common shareholders' equity decreased from $12,475.6 at December 31, 2017 to $11,779.3 at December 31, 2018 primarily reflecting other comprehensive loss ($310.5, comprised of $235.6 related to net unrealized foreign currency translation losses on foreign operations and $84.8 related to the share of other comprehensive loss of associates), the payment of dividends on the company's common and preferred shares ($328.3), the purchase of subordinate voting shares for use in share-based payment awards ($214.0) and for cancellation ($92.7) and other net changes in capitalization ($192.3), partially offset by net earnings attributable to shareholders of Fairfax ($376.0). For further details on other net changes in capitalization refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018.

Non-controlling interests decreased to $4,250.4 at December 31, 2018 from $4,600.9 at December 31, 2017 primarily reflecting net unrealized foreign currency translation losses ($202.2), dividends paid to non-controlling interests ($159.5) and other net changes in capitalization ($419.2), partially offset by the non-controlling interests' share of net earnings ($441.9, including the non-controlling interests' 33.0% share of the non-cash re-measurement gain of $889.9 related to the deconsolidation of Quess ($293.1)). For further details on other net changes in capitalization refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018.

The changes in borrowings and common shareholders' equity affected the company's leverage ratios as follows: the consolidated net debt/net total capital ratio increased from 18.1% at December 31, 2017 to 22.1% at December 31, 2018 primarily as a result of increased net debt and decreased net total capital. The increase in net debt was primarily due to decreased holding company cash and investments, and increased total debt (due to increased holding company and non-insurance companies' borrowings, partially offset by decreased insurance and reinsurance companies' borrowings). The decrease in net total capital was primarily due to decreased non-controlling interests and common shareholders' equity (as described in the preceding paragraphs), partially offset by increased net debt. The consolidated total debt/total capital ratio increased from 25.8% at December 31, 2017 to 27.2% at December 31, 2018 primarily as a result of decreased total capital (reflecting decreased non-controlling interests and common shareholders' equity).

The company believes that holding company cash and investments, net of short sale and derivative obligations, at December 31, 2018 of $1,550.6 (December 31, 2017 – $2,356.9) provide adequate liquidity to meet the holding company's known commitments in 2019. Refer to the Liquidity section of this MD&A for a discussion of the holding company's available sources of liquidity and known significant commitments for 2019.

The company's insurance and reinsurance companies continue to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-IFRS measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio is shown for the insurance and reinsurance companies for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)
	2018	2017	2016	2015	2014
Insurance and Reinsurance
Northbridge (Canada)	1.2	1.0	0.9	0.9	0.8
Odyssey Group (U.S.)	0.7	0.6	0.5	0.5	0.6
Crum & Forster (U.S.)	1.5	1.4	1.5	1.3	1.1
Zenith National (U.S.)	1.5	1.5	1.5	1.3	1.3
Brit(1)	1.4	1.4	1.3	1.4	n/a
Allied World(2)	0.8	0.9	–	–	–
Fairfax Asia(3)	0.4	0.4	0.4	0.5	0.5
Other(4)	1.1	0.8	0.7	0.7	0.5
Canadian insurance industry	1.1	1.1	1.0	1.0	1.0
U.S. insurance industry	0.8	0.7	0.7	0.7	0.7
(1)
The 2015 ratio presented for Brit includes net premiums written by Brit prior its acquisition by the company on June 5, 2015.

(2)
The 2018 and 2017 ratios presented for Allied World include its U.S. GAAP equity of $2,817.3 and $2,523.8 at December 31, 2018 and 2017 respectively. The 2017 ratio presented for Allied World includes net premiums written by Allied World prior to its acquisition by the company on July 6, 2017.

(3)
Total equity excludes certain holding company investments.

(4)
Other includes Group Re, Bryte Insurance, Advent, Fairfax Latin America (Fairfax Brasil and Fairfax Latam) and Fairfax CEE (Colonnade Insurance and Polish Re).

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance and reinsurance, investment and other business activities. At December 31, 2018 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.3 times (December 31, 2017 – 3.3 times) the authorized control level, except for TIG Insurance which had 2.0 times (December 31, 2017 – 2.3 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2018 Northbridge's subsidiaries had a weighted average MCT ratio of 198% of the minimum statutory capital required, compared to 205% at December 31, 2017.

In Bermuda, insurance and reinsurance companies are regulated by the Bermuda Monetary Authority and are subject to the statutory requirements of the Bermuda Insurance Act 1978. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2018 Allied World was in compliance with Bermuda's regulatory requirements.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2018 Brit's available capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding in the form of letters of credit and amounted to $1,409.8 (December 31, 2017 – $1,468.5). This represented a surplus of $328.7 (December 31, 2017 – $395.1) over the management capital requirements (capital required for business strategy and regulatory requirements), compared to Brit's minimum targeted surplus of $200.0 (December 31, 2017 – $200.0).

In countries other than the U.S., Canada, the U.K. and Bermuda where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2018.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies at December 31, 2018 were as follows:

Issuer Credit Ratings	A.M. Best	Standard & Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB (high)
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.(1)	A	A-	Baa1	–
Odyssey Group Holdings, Inc.(1)	A	A-	A3	–
Brit Limited(2)	A	A+	–	–
Northbridge General Insurance Corp.	A	A-	A3	A
Federated Insurance Company of Canada	A	A-	–	A
Allied World Assurance Company Holdings, GmbH(1)	A	A-	A3	–
Wentworth Insurance Company Ltd.	A	–	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Polish Re	A-	–	–	–
Colonnade Insurance S.A.	A-	–	–	–
(1)
Financial strength ratings apply to the operating companies.

(2)
Brit's ratings are the A.M. Best and Standard & Poor's ratings assigned to Lloyd's.

There were no changes in the issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies at December 31, 2018 compared to December 31, 2017.

    Book Value Per Share

Common shareholders' equity at December 31, 2018 of $11,779.3 or $432.46 per basic share (excluding the unrecorded $48.3 pre-tax excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries) compared to $12,475.6 or $449.55 per basic share (excluding the unrecorded $1,233.0 pre-tax excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries) at December 31, 2017, representing a decrease per basic share in 2018 of 3.8% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2018; the decrease would be 1.5% adjusted to include that dividend). The decrease in common shareholders' equity per basic share was primarily due to unrealized foreign currency translation losses on foreign operations resulting from strengthening of the U.S. dollar relative to the Indian rupee, Canadian dollar and British pound sterling during 2018. During 2018 the number of basic shares decreased primarily as a result of net purchases of 325,650 subordinate voting shares for treasury (for use in the company's share-based payment awards) and purchases of 187,476 subordinate voting shares for cancellation. At December 31, 2018 there were 27,237,947 common shares effectively outstanding.

The company has issued and purchased common shares in the most recent five years as follows:

Year	Number of subordinate voting shares	Average issue/purchase price per share	Net proceeds/ (purchase cost)
2014 – purchase of shares	(8)	430.98	–
2015 – issuance of shares	1,169,294	502.01	587.0
2016 – issuance of shares	1,000,000	523.50	523.5
2016 – purchase of shares	(30,732)	458.81	(14.1)
2017 – issuance of shares	5,084,961	431.94	2,196.4
2017 – purchase of shares	(184,367)	521.79	(96.2)
2018 – purchase of shares	(187,476)	494.46	(92.7)

On September 28, 2018 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 27, 2019, to acquire up to 2,612,802 subordinate voting shares, 601,588 Series C preferred shares, 398,361 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing at that date approximately 10% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Virtually all of the common share issuances in 2015 and 2016 were pursuant to public offerings. During 2014 the company purchased 8 subordinate voting shares for cancellation from former employees. During 2016, 2017 and 2018 the company purchased 30,732, 184,367 and 187,476 subordinate voting shares respectively for cancellation under the terms of its normal course issuer bids.

The company's indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

The table below presents the pre-tax excess (deficiency) of fair value over carrying value of investments in associates and certain consolidated non-insurance subsidiaries the company considers to be portfolio investments. The aggregate pre-tax excess of fair value over carrying value of these investments is not included in the calculation of book value per share.

	December 31, 2018			December 31, 2017
	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value
Insurance and reinsurance associates	700.7	554.0	146.7	783.1	711.0	72.1
Non-insurance associates(2)	1,834.4	1,801.8	32.6	1,978.3	1,713.1	265.2
Recipe(3)	508.5	555.8	(47.3)	486.3	519.5	(33.2)
Grivalia Properties	486.9	523.8	(36.9)	568.6	573.2	(4.6)
Thomas Cook India(3)	826.6	946.4	(119.8)	996.6	449.7	546.9
Fairfax India	658.4	520.7	137.7	666.4	448.4	218.0
Fairfax Africa	293.3	358.0	(64.7)	460.2	291.6	168.6

	5,308.8	5,260.5	48.3	5,939.5	4,706.5	1,233.0

(1)
The carrying values of Recipe, Grivalia Properties, Thomas Cook India, Fairfax India and Fairfax Africa represent their approximate carrying values under the equity method of accounting.

(2)
Excludes investments in associates held by Grivalia Properties, Thomas Cook India, Fairfax India and Fairfax Africa.

(3)
Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2018 and 2017 and it was concluded that no significant impairments had occurred.

    Liquidity

Holding company cash and investments at December 31, 2018 was $1,557.2 ($1,550.6 net of $6.6 of holding company short sale and derivative obligations) compared to $2,368.4 at December 31, 2017 ($2,356.9 net of $11.5 of holding company short sale and derivative obligations).

Significant cash and investment inflows at the holding company during 2018 included the following: net proceeds of $896.5 from the issuance of €750.0 principal amount of 2.75% unsecured senior notes due March 29, 2028 and $594.2 from the issuance of $600.0 principal amount of 4.85% unsecured senior notes due April 17, 2028, dividends received from Odyssey Group ($100.0), Zenith National ($75.3), Northbridge ($54.0) and Wentworth ($50.0), and collection of the remaining proceeds from the sale of First Capital ($83.3).

Significant cash and investment outflows at the holding company during 2018 included the following: redemptions of $500.0 principal amount of 5.80% senior notes due May 15, 2021 and $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020, capital contributions to Brit of $436.4 (comprised of funding of $251.8 for the purchase of an 11.2% ownership interest from its minority shareholder OMERS, $58.6 for dividends to OMERS and $126.0 to support Brit's 2019 underwriting plans), Allied World of $325.5 (primarily to fund the redemption of Allied World's 5.50% senior notes due November 15, 2020) and Run-off of $136.3, the payment of $328.3 of common and preferred share dividends, the repayment of $144.2 principal amount of 7.375% senior notes on maturity and the purchase price paid to acquire Dexterra.

The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and interest paid on long term debt. The carrying value of holding company cash and investments will vary with changes in the fair values of those investments (including derivative contracts that may have collateral and cash settlement requirements).

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2018 of $1,550.6 provides adequate liquidity to meet the holding company's known commitments in 2019. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility (for further details related to the revolving credit facility, refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2018).

The holding company's known significant commitments for 2019 consist of payment of a $278.0 dividend on common shares ($10.00 per common share, paid in January 2019), interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts.

During 2018 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $10,910.1 primarily reflecting the reinvestment of cash and short term investments into short-dated U.S. treasury bonds, Canadian government bonds and high quality U.S. corporate bonds, partially offset by proceeds from net sales of U.S. state and municipal bonds

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2018 the insurance and reinsurance subsidiaries paid net cash of $61.8 (2017 – $285.0) in connection with long and short equity and equity index total return swaps (excluding the impact of collateral requirements).

The non-insurance companies have principal repayments coming due in 2019 of $1,026.2 primarily related to Fairfax India and Recipe term loans. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

The following table presents major components of cash flows for the years ended December 31, 2018 and 2017:

	2018	2017
Operating activities
Cash provided by operating activities before the undernoted	825.0	22.2
Net sales (purchases) of investments classified at FVTPL	(2,749.3)	2,712.0
Investing activities
Purchases of investments in associates	(535.8)	(1,026.5)
Sales of investments in associates	444.8	1,014.9
Purchases of subsidiaries, net of cash acquired	(163.1)	(1,107.7)
Sale of subsidiary, net of cash divested	71.4	640.4
Deconsolidation of subsidiary	(67.7)	–
Net purchases of premises and equipment and intangible assets	(236.5)	(337.2)
Net purchases of investment property	(141.7)	(111.6)
Financing activities
Borrowings – holding company and insurance and reinsurance companies	1,490.7	532.0
Repayments – holding company and insurance and reinsurance companies	(1,246.5)	(483.7)
Net repayments – holding company revolving credit facility	–	(200.0)
Net borrowings (repayments) – insurance and reinsurance companies' revolving credit facilities	(42.2)	45.0
Borrowings – non-insurance companies	664.0	500.6
Repayments – non-insurance companies	(660.6)	(268.7)
Net borrowings – non-insurance companies' revolving credit facilities and short term loans	41.4	193.7
Increase (decrease) in restricted cash related to financing activities	150.5	(150.8)
Purchases of subordinate voting shares for treasury	(214.0)	(140.5)
Purchases of subordinate voting shares for cancellation	(92.7)	(96.2)
Issuances of subsidiary common shares to non-controlling interests	103.1	2,223.2
Purchases of subsidiary common shares from non-controlling interests	(382.0)	(140.3)
Sales of subsidiary common shares to non-controlling interests	–	96.8
Common and preferred share dividends paid	(328.3)	(282.0)
Dividends paid to non-controlling interests	(159.5)	(67.5)

Increase (decrease) in cash and cash equivalents during the year	(3,229.0)	3,568.1

Cash provided by operating activities (excluding net purchases of investments classified at FVTPL) increased from $22.2 in 2017 to $825.0 in 2018, principally reflecting higher net premium collections and higher interest and dividends received, partially offset by higher net paid losses and higher income taxes paid. Refer to note 27 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2018 for details of net purchases of securities classified at FVTPL.

Purchases of investments in associates of $535.8 in 2018 primarily reflected investments in Seaspan (21.8%) and CS Bank (36.4% by Fairfax India), additional investments in Bangalore Airport (Fairfax India's ownership increased by 6.0%), Thai Re (ownership increased by 12.2%) and AFGRI (to maintain Fairfax Africa's ownership at 60.0%). Purchases of investments in associates of $1,026.5 in 2017 primarily reflected investments in Astarta (28.1%), Farmers Edge (46.1%), Sigma (81.2%), Bangalore Airport (48.0% by Fairfax India), Atlas Mara (43.3% by Fairfax Africa) and the purchase of an additional indirect interest in APR Energy (ownership increased by 22.9%). Sales of investments in associates of $444.8 in 2018 primarily reflected cash proceeds received from sales of the company's ownership in Arbor Memorial ($103.1) and an insurance brokerage ($58.8), and distributions received from the company's insurance and non-insurance associates and joint arrangements (inclusive of net cash distributions received from the liquidation of three KWF LPs). Sales of investments in associates of $1,014.9 in 2017 primarily reflected net proceeds received on the sale of a 24.3% ownership in ICICI Lombard ($908.5) and distributions received from the company's insurance and non-insurance associates and joint arrangements.

Purchases of subsidiaries, net of cash acquired of $163.1 in 2018 primarily related to the acquisitions of Dexterra (100%) and Toys "R" Us Canada (100%). Purchases of subsidiaries, net of cash acquired of $1,107.7 in 2017 primarily related to the acquisitions of Allied World and Fairfax Latam (100%), an additional investment in Grivalia Properties (ownership increased by 10.3%), and the acquisition of Saurashtra Freight (51.0%, by Fairfax India). Sale of subsidiary, net of cash divested in 2017 related to the divestiture of the company's 97.7% equity interest in First Capital.

Borrowings – holding company and insurance and reinsurance companies of $1,490.7 in 2018 primarily reflected net proceeds from offerings of €750.0 principal amount of 2.75% unsecured senior notes due March 29, 2028 and $600.0 principal amount of 4.85% unsecured senior notes due April 17, 2028. Borrowings – holding company and insurance and reinsurance companies of $532.0 in 2017 primarily reflected net proceeds from the issuance of Cdn$650.0 principal amount of 4.25% unsecured senior notes due December 6, 2027. Repayments – holding company and insurance and reinsurance companies of $1,246.5 in 2018 primarily reflected the company's redemption of its $500.0 principal amount of 5.80% senior notes due May 15, 2021 and the remaining $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020, Allied World's redemption of its remaining $291.8 principal amount of senior notes due November 15, 2020, the company's repayment of $144.2 principal amount of its 7.375% senior notes on maturity, and the repurchases of $20.6 principal amount of senior notes due 2022 and 2024. Repayments – holding company and insurance and reinsurance companies of $483.7 in 2017 primarily reflected the early redemption of Cdn$388.4 principal amount of 7.5% unsecured senior notes due 2019 and the repayment of $124.9 principal amount of purchase consideration payable upon maturity.

Borrowings – non-insurance companies of $664.0 in 2018 primarily reflected the net proceeds received from Fairfax India's $550.0 one-year floating rate term loan due June 28, 2019. Borrowings – non-insurance companies of $500.6 in 2017 primarily reflected net proceeds from Fairfax India's term loan ($400.0). Repayments – non-insurance companies of $660.6 in 2018 primarily reflected Fairfax India's repayment of its $400.0 one-year floating rate term loan due July 10, 2018 and Toys "R" Us Canada's repayment of its $195.9 (Cdn$254.2) principal amount of debtor in possession financing. Repayments – non-insurance companies of $268.7 in 2017 primarily reflected Fairfax India's repayment of a previous term loan ($225.0).

Net borrowings – non-insurance companies' revolving credit facilities and short term loans of $41.4 in 2018 primarily reflected borrowings by Toys "R" Us Canada and Quess (prior to its deconsolidation), partially offset by Fairfax Africa's repayment of its term loan ($150.0). Net borrowings – non-insurance companies' revolving credit facilities and short term loans of $193.7 in 2017 primarily reflected proceeds from Fairfax Africa's term loan ($150.0) that required cash collateral of $150.0 (included in restricted cash related to financing activities).

Purchases of subordinate voting shares for treasury in 2018 of $214.0 (2017 – $140.5) were for the company's share-based payment awards. Issuance of subsidiary common shares to non-controlling interests of $103.1 in 2018 primarily reflected Fairfax Africa's secondary public offering. Issuance of subsidiary common shares to non-controlling interests of $2,223.2 in 2017 primarily reflected the acquisition of an indirect equity interest in Allied World by certain co-investors, public offerings by Fairfax Africa and Fairfax India and the issuance of common shares by Quess.

Purchases of subsidiary common shares from non-controlling interests of $382.0 in 2018 primarily reflected Brit's purchase of its common shares from its minority shareholder (OMERS), Recipe's (formerly Cara's) acquisition of the non-controlling interests in The Keg, and open market purchases of Fairfax Africa subordinate voting shares. Purchases of subsidiary common shares from non-controlling interests of $140.3 in 2017 primarily reflected Mosaic Capital's redemption of certain of its preferred shares and other equity instruments. Sales of subsidiary common shares to non-controlling interests of $96.8 in 2017 reflected Thomas Cook India's sale of a 5.4% equity interest in Quess.

    Contractual Obligations

The following table sets out the expected payment schedule of the company's significant contractual obligations as at December 31, 2018:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	7,814.3	8,292.1	4,578.1	8,397.2	29,081.7
Borrowings – holding company and insurance and reinsurance companies:
Principal	8.2	380.2	620.0	3,868.3	4,876.7
Interest	231.2	451.4	391.4	783.2	1,857.2
Borrowings – non-insurance companies:
Principal	1,026.2	356.0	157.9	89.6	1,629.7
Interest	59.4	43.7	22.1	63.5	188.7
Operating leases	287.8	487.5	329.7	538.7	1,643.7

	9,427.1	10,010.9	6,099.2	13,740.5	39,277.7

For further details on the company's operating leases and the maturity profile of its financial liabilities, please see note 22 (Operating Leases) and note 24 (Financial Risk Management, under the heading "Liquidity Risk") respectively to the consolidated financial statements for the year ended December 31, 2018.

    Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2018.

Accounting and Disclosure Matters

    Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company's management, including the company's CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2018, as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2018, the company's disclosure controls and procedures were effective.

    Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2018. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on this assessment, the company's management, including the CEO and CFO, concluded that, as of December 31, 2018, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the Securities Exchange Act of 1934, the effectiveness of the company's internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

    Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2018.

    Significant Accounting Policy Changes

For a detailed description of the company's accounting policies and changes thereto during 2018, please see note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2018.

    Future Accounting Changes

Certain new IFRS standards may have a significant impact on the company's consolidated financial reporting in the future. Each of those standards will require a moderate to high degree of implementation effort within the next three years as described below. The company does not expect to adopt any of these new standards in advance of their respective effective dates. New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2018.

IFRS 16 Leases ("IFRS 16")

In January 2016 the IASB issued IFRS 16 which eliminates the distinction between finance and operating leases for lessees and will result in almost all leases being recognized on the balance sheet. With limited exceptions, a lessee will be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. The standard is effective for annual periods beginning on or after January 1, 2019, with a choice of modified retrospective or full retrospective application.

During 2017 the company developed an implementation plan for IFRS 16 and had its operating companies undertake a detailed inventory of leases to determine the characteristics of their leases and the completeness of historic lease data required for IFRS 16 transition calculations. During 2018 the company continued to work towards the adoption of IFRS 16, and expects to apply the modified retrospective approach under IFRS 16 and recognize lease liabilities, right of use assets and finance lease receivables of approximately $1.4 billion, $1.0 billion and $0.4 billion respectively on initial application at January 1, 2019. Interest expense is expected to increase by approximately $63 in 2019 as a result of applying the effective interest method to lease liabilities under IFRS 16.

The company expects to apply certain of the practical expedients available on transition including carrying forward the definition of a lease and applying IFRS 16 to all contracts entered into prior to January 1, 2019 and identified as leases in accordance with IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. Comparative information will not be restated and the cumulative effect of initially applying the standard, being any difference between the lease liabilities and the aggregate of the right of use assets and finance lease receivables, will be recorded as an adjustment to opening equity.

IFRS 17 Insurance Contracts ("IFRS 17")

In May 2017 the IASB issued IFRS 17, a comprehensive standard that provides guidance on the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current estimates of fulfillment cash flows using one of three approaches. The standard is effective for the company on January 1, 2021 and must be applied retrospectively with restatement of comparatives unless impracticable. In November 2018 the IASB tentatively deferred the effective date of IFRS 17 by one year. The company will continue to monitor the IASB's developments, particularly as new amendments are proposed.

The company is currently evaluating the impact of the new standard on its financial reporting and, potentially, its operating activities. The new measurement model and its need for current estimates is expected to significantly increase operational complexity compared to existing practice. The use of potentially different measurement models depending on whether a group of insurance contracts is eligible for the premium allocation approach presents certain implementation challenges including the differing presentation requirements in the consolidated financial statements. The company devoted significant effort during 2018 to the analysis of IFRS 17, including performing impact assessments at its largest insurance and reinsurance companies, conducting education workshops in numerous jurisdictions and exploring potential IT solutions. Further analysis will be undertaken in 2019, guided by the findings from the impact assessments completed.

Risk Management

    Overview

The primary goals of the company's financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. Please refer to note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018 for a detailed discussion of the company's risk management policies.

    Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For further detail about the issues and risks relating to the company, please see Risk Factors in Fairfax's most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company's success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company's net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company's expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves. The company's management of pricing risk is discussed in note 24 (Financial Risk Management), and management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and note 8 (Insurance Contract Liabilities), to the consolidated financial statements for the year ended December 31, 2018.

Catastrophe Exposure

The company's insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company's financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event, and climate change could increase the severity of claims from catastrophic events in the future. The company's management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

Investment Portfolio

Investment returns are an important part of the company's overall profitability as the company's operating results depend in part on the performance of its investment portfolio. The company's investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair the company's financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company's control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company's investment income and net gains on investment or result in investment losses. The company's management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company's net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could significantly reduce the amount of premiums the company writes and could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because insurers, including the larger insurers created by industry consolidation, may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity entering the market from recent or future market entrants. If any of these events transpire, the profitability of the company's reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company's financial condition, profitability or cash flows in future periods.

The company's exposure to asbestos, environmental and other latent claims is discussed in the Asbestos, Pollution and Other Hazards section of this MD&A. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2018.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its operations, financial positions and cash flows will be adversely affected. The credit risk associated with the company's reinsurance recoverable balances is described in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018 and in the Recoverable from Reinsurers section of this MD&A.

The company's insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company's insurance and reinsurance companies for certain losses. Accordingly, the company's insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company's insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company's insurance subsidiaries write and could cause early termination of contracts written by the company's reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. A downgrade of the company's long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company's credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company's relationships with its various rating agencies.

Acquisitions and Divestitures

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved, which could adversely affect the company's financial condition, profitability or cash flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the company's business, results of operations and financial position. The company cannot be sure that any acquired businesses will achieve the anticipated revenues, income and synergies. Failure on the company's part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be sure that it will be able to identify appropriate targets, profitably manage additional businesses or successfully integrate any acquired business into its operations.

The strategies and performance of operating companies, and the alignment of those strategies throughout the organization, are regularly assessed through various processes involving senior management and the company's Board of Directors.

Derivative Instruments

The company may be a counterparty to various derivative instruments, primarily for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement.

The company's use of derivative instruments is governed by its investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk, basis risk and counterparty risk, although these risks are diminished because the company's principal use of derivative instruments is to hedge exposures to various risks. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have an adverse effect upon its financial position, profitability or cash flows. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) and its management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

Economic Hedging Strategies

The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks, although the company does not expect to undertake hedges of such risks in the foreseeable future. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) to the consolidated financial statements for the year ended December 31, 2018.

The company's derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company's financial condition, profitability or cash flows.

The company regularly monitors the prospective and retrospective effectiveness of its economic hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company's reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company's operating margins would decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company's management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company's liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company's exposure to this uncertainty is greatest in its "long-tail" casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically "short-tail". In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2018 and in the Asbestos, Pollution and Other Hazards section of this MD&A.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company's operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company's ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries' credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018 and in the Liquidity section of this MD&A.

Access to Capital

The company's future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company's business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company's ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2018. The revolving credit facility contains various covenants that may restrict, among other things, the company's ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization of not more than 0.35:1 and consolidated shareholders' equity of not less than $9.5 billion. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of the holding company or its subsidiaries. If such indebtedness were to be accelerated, there can be no assurance that the company's assets would be sufficient to repay that indebtedness in full. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company's management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company's ability to attract new business. The company's success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company's business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company's insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.

The rates charged by reinsurers and the availability of reinsurance to the company's subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. More recently, there has been excess capital within the reinsurance market due to favourable operating results of reinsurers and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with prices decreasing for most lines of business. However, significant hurricane and typhoon loss activity in 2017 and 2018 may again result in higher costs for reinsurance protection going forward, especially on loss affected business. Each of the company's subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. For example, in recent years the company has had to implement the following: new regulatory capital guidelines for the company's European operations due to Solvency II; the Dodd-Frank Act created a new framework for regulation of over-the-counter derivatives in the United States which could increase the cost of the company's use of derivatives for investment and hedging purposes; the activities of the International Association of Insurance Supervisors has resulted in additional regulatory oversight of the company; and the Canadian and U.S. insurance regulators' Own Risk and Solvency Assessment ("ORSA") initiatives have required the company's North American operations to perform self-assessments of the capital available to support their business risks. Such initiatives could adversely affect the financial results of the company's subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in the company's products and services. The company's management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 24 (Financial Risk Management) under the heading of "Capital Management" in the consolidated financial statements for the year ended December 31, 2018 and in the "Capital Resources and Management" section of this MD&A.

Economic Sanctions and Foreign Corrupt Practices

The company must comply with all applicable economic sanctions and anti-bribery laws and regulations, including those of Canada, the U.S., the United Kingdom, the European Union and other foreign jurisdictions where it operates. U.S. laws and regulations applicable to the company include the economic trade sanctions laws and regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control, as well as certain laws administered by the U.S. Department of State. In addition, the company's business is subject to the Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or officials. Failure to comply with applicable laws and regulations could expose the company to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage the company's business and/or reputation and therefore have a material adverse effect on the company's financial condition and results of operations. The company believes that its commitment to honesty and integrity, set out in its Guiding Principles and regularly communicated, and that the large number of its executives and employees who have served the company for a long time, significantly enhance the likelihood that it will comply with those laws and regulations. More specifically, the company has policies and controls in place that are designed to ensure compliance with these laws and regulations, including policies distributed annually to employees, controls and oversight at individual operating companies and company wide, and whistleblower programs that are monitored by senior management and the Board of Directors.

Information Requests or Proceedings by Government Authorities

From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators in the jurisdictions in which its insurance and reinsurance subsidiaries operate. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company's involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company's costs of doing business or requires the company to alter aspects of the manner in which it conducts its business. The company's internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company's international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company's operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company's international operations are widespread and therefore not dependent on the economic stability of any one particular region.

Lawsuits

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. The existence of such claims against the company or its affiliates, directors or officers could have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending claims, even those without merit.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The company's legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2018.

Technology Infrastructure

The company's business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company's business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The failure of these systems could interrupt the company's operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company's ability to pay claims in a timely manner.

In addition, a security breach of the company's computer systems could damage the company's reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company's systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.

The company has highly trained staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs specific to confidential personal information, have been implemented and are regularly upgraded. The company and its third party service providers also maintain contingency plans specific to its technology infrastructure.

Systemic Cyber-Attacks

The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company's information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information systems could result in loss of assets and critical information, expose the company to remediation costs and reputational damage, and adversely affect the company's results of operations, financial condition and liquidity.

Cyber-attacks could further adversely affect the company's ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company's assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company's consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company's ability to raise capital.

The company has taken steps intended to mitigate these risks, including implementation of cyber security measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures.

Significant Shareholder

The company's Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 42.5% of the voting power of the company's outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Amendments were made to the terms of the company's multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company's annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Foreign Exchange

The company's reporting currency is the U.S. dollar. A portion of the company's premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities of the company are hedged) which could adversely affect the company's financial condition, profitability or cash flows. The company's management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2018.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company's business is generated by brokers (including international reinsurance brokers with respect to the company's reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company's insurance and reinsurance subsidiaries.

The company's insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company's reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company's competitors and there can be no assurance as to their continuing commitment to distribute the company's insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company's brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company's underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company's insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company's established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the company's consolidated balance sheet originated from various acquisitions made by the company or its operating subsidiaries. Continued profitability of acquired businesses is a key driver for there to be no impairment in the carrying value of goodwill and intangible assets. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill and intangible assets. The intended use, expected life, and economic benefit to be derived from definite-lived intangible assets are evaluated by the company when there are indicators of impairment. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. The company's goodwill and intangible assets are described in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2018.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company's deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company's determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company's interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities. The company's deferred tax assets are described in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2018.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. Failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company's business, financial condition, profitability or cash flows. The company maintains an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that may be applicable or disruptive to the insurance and reinsurance industries.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company's insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company's U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company's Canadian insurance subsidiaries contribute to a mandatory guaranty fund that protects insureds in the event of a Canadian property and casualty insurer becoming insolvent.

Other

    Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2018
Income	4,926.4	4,210.4	4,441.0	4,179.9	17,757.7
Net earnings (loss)	1,038.0	83.9	149.2	(453.2)	817.9
Net earnings (loss) attributable to shareholders of Fairfax	684.3	63.1	106.2	(477.6)	376.0
Net earnings (loss) per share	$24.27	$1.88	$3.46	$(17.89)	$12.03
Net earnings (loss) per diluted share	$23.60	$1.82	$3.34	$(17.89)	$11.65
2017
Income(1)	2,737.6	3,258.2	4,907.3	5,321.5	16,224.6
Net earnings	75.3	312.6	370.2	856.8	1,614.9
Net earnings attributable to shareholders of Fairfax	82.6	311.6	476.9	869.5	1,740.6
Net earnings per share	$3.11	$13.04	$16.85	$30.87	$66.74
Net earnings per diluted share	$3.03	$12.67	$16.42	$30.06	$64.98
(1)
Periods prior to 2018 have not been restated for the adoption of IFRS 15 Revenue from Contracts with Customers on January 1, 2018 as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2018.

Income of $4,926.4 in the first quarter of 2018 increased from $2,737.6 in the first quarter of 2017, principally as a result of increases in net gains on investments (including the non-cash gain on deconsolidation of Quess), net premiums earned (including the consolidation of the net premiums earned by Allied World), other revenue and interest and dividends. The increase in net earnings attributable to shareholders of Fairfax to $684.3 (net earnings of $24.27 per basic share and $23.60 per diluted share) in the first quarter of 2018 from $82.6 (net earnings of $3.11 per basic share and $3.03 per diluted share) in the first quarter of 2017 primarily reflected increased net gains on investments (including the non-cash gain on deconsolidation of Quess), increased interest and dividends and higher pre-tax earnings of the Other reporting segment, partially offset by an increase in net earnings attributable to non-controlling interests (reflecting the non-controlling interests' share of the non-cash gain on deconsolidation of Quess).

Income of $4,210.4 in the second quarter of 2018 increased from $3,258.2 in the second quarter of 2017, principally as a result of increases in net premiums earned (including the consolidation of the net premiums earned by Allied World) and other revenue, partially offset by lower net gains on investments. The decrease in net earnings attributable to shareholders of Fairfax to $63.1 (net earnings of $1.88 per basic share and $1.82 per diluted share) in the second quarter of 2018 from $311.6 (net earnings of $13.04 per basic share and $12.67 per diluted share) in the second quarter of 2017 primarily reflected lower net gains on investments.

Income of $4,441.0 in the third quarter of 2018 decreased from $4,907.3 in the third quarter of 2017, principally as a result of lower net gains on investments, partially offset by increases in net premiums earned and other revenue. The decrease in net earnings attributable to shareholders of Fairfax to $106.2 (net earnings of $3.46 per basic share and $3.34 per diluted share) in the third quarter of 2018 from $476.9 (net earnings of $16.85 per basic share and $16.42 per diluted share) in the third quarter of 2017 primarily reflected decreased net gains on investments and increased net earnings attributable to non-controlling interests, partially offset by increases in underwriting profit and interest and dividends.

Income of $4,179.9 in the fourth quarter of 2018 decreased from $5,321.5 in the fourth quarter of 2017, principally as a result of the non-recurring gain on sale of First Capital recognized in the fourth quarter of 2017 and lower net gains on investments, partially offset by increases in net premiums earned and other revenue. The net loss attributable to shareholders of Fairfax of $477.6 (net loss of $17.89 per basic share and diluted share) in the fourth quarter of 2018 compared to net earnings attributable to shareholders of Fairfax of $869.5 (net earnings of $30.87 per basic share and $30.06 per diluted share) in the fourth quarter of 2017 arose primarily as a result of net losses on investments, partially offset by increases in underwriting profit and interest and dividends.

Operating results at the company's insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

    Stock Prices and Share Information

At March 8, 2019, Fairfax had 26,136,167 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 26,884,937 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2018 and 2017.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2018
High	678.66	788.88	752.10	708.83
Low	614.59	635.50	678.04	565.99
Close	653.07	736.66	701.74	600.98
2017
High	663.63	628.42	652.89	708.99
Low	598.00	547.95	552.01	639.00
Close	605.20	562.01	649.33	669.34

    Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company's Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

    Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Supplemental and Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

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  Exhibit 99.3